UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Capital Power L.P.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Province of Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Capital Power L.P.

(Name of Person(s) Furnishing Form)

4.85% MEDIUM TERM NOTES DUE FEBRUARY 21, 2019 (SERIES 3)

5.276% MEDIUM TERM NOTES DUE NOVEMBER 16, 2020 (SERIES 1)

(Title of Class of Subject Securities)

14043ZAC6
14043ZAA0

(CUSIP Number of Class of Securities (if applicable))

Corporate Secretary

c/o Capital Power GP Holdings Inc.

Suite 1200

10423-101 Street NW

Edmonton, Alberta T5H 0E9

Canada
(866) 869-4636

with a copy to:

Walter Van Dorn

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020-1089
(212) 768-6700

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 19, 2015

(Date Tender Offer/Rights Offering Commenced)

Capital Power Corporation (“CPC”), a corporation incorporated under the federal laws of Canada, is furnishing this Form CB in connection with the meeting of holders (the “CPLP Noteholders”) of the medium term notes (the “CPLP Notes”) of Capital Power L.P. (“CPLP”), a limited partnership established under the laws of the Province of Ontario, Canada, identified on the cover of this Form CB relating to authorizing CPLP and the Trustee of the CPLP Notes, at CPLP’s option, to enter into a supplemental indenture amending the indenture governing the CPLP Notes in connection with the proposed exchange of the CPLP Notes for an equal principal amount of newly issued medium term notes of CPC, as further described in the Circular (as defined below) included as Attachment A to this Form CB.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents have been delivered to the CPLP Noteholders or published in the home jurisdiction of CPLP and are attachments to this Form CB:

Attachment A:	Notices of Meeting and Management Information Circular (the “Circular”) relating to Amendments to the Trust Indenture Governing the CPLP Notes.
Attachment B:	Form of Proxy

(b)

Not Applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, has been included on page 2 of the Circular, under the heading “Notice to Noteholders in the United States”.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

2.1	Capital Power Corporation’s annual information form for the year ended December 31, 2014 dated March 4, 2015

2.2	Capital Power Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2014, together with the auditors’ report thereon

2.3	Capital Power Corporation’s management’s discussion and analysis for the year ended December 31, 2014

2.4	Capital Power Corporation’s consolidated interim unaudited financial statements for the three and nine month periods ended September 30, 2015

2.5	Capital Power Corporation’s management’s discussion and analysis for the three and nine month periods ended September 30, 2015

2.6	Capital Power Corporation’s management information circular dated March 4, 2015 in connection with the annual meeting of its held on April 24, 2015

PART III — CONSENT TO SERVICE OF PROCESS

Capital Power L.P. is also filing an irrevocable consent and power of attorney on Form F-X with the Commission on the date hereof. Capital Power L.P. will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL POWER L.P., by its general partner Capital Power GP Holdings Inc.

Date: November 20, 2015	By:	/s/ Tony Scozzafava
	Name:	Tony Scozzafava
	Title:	Vice President & Treasurer

Attachment A

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact Kingsdale Shareholder Services, our information agent, by telephone at 1-866-581-0507 (Toll Free in North America) or at 416-867-2272 (Collect Outside North America) or by email at contactus@kingsdaleshareholder.com.

The transactions described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such transactions, the securities offered pursuant to such transactions or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Securityholders in the United States should read the Notice to Noteholders in the United States on page 2 of the enclosed Circular.

Information has been incorporated by reference in the enclosed Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Capital Power GP Holdings Inc. at Suite 1200, 10423-101 Street NW, Edmonton, Alberta, T5H 0E9, Telephone (1-866-896-4636) and are also available electronically on SEDAR at www.sedar.com.

NOTICE OF MEETING OF NOTEHOLDERS OF CAPITAL POWER L.P.

4.85% MEDIUM TERM NOTES DUE FEBRUARY 21, 2019 (SERIES 3) (CUSIP: 14043ZAC6)
5.276% MEDIUM TERM NOTES DUE NOVEMBER 16, 2020 (SERIES 1) (CUSIP: 14043ZAA0)

and

MANAGEMENT INFORMATION CIRCULAR
RELATING TO
AMENDMENTS TO THE TRUST INDENTURE GOVERNING
THE CAPITAL POWER L.P. MEDIUM TERM NOTES

MEETING TO BE HELD
ON DECEMBER 17, 2015 AT THE OFFICES OF
DENTONS CANADA LLP
SUITE 400 – 77 KING STREET WEST
TORONTO, ON M5K 0A1
AT 1:00 PM (TORONTO TIME)

November 19, 2015

OUTSTANDING MEDIUM TERM NOTES OF CAPITAL POWER L.P.

Below is certain information regarding the Capital Power L.P. medium term notes that are subject to the matters to be considered at the meeting of noteholders contemplated hereby. Capitalized terms used herein are as defined in the glossary of the accompanying management information circular.

Series	Principal Amount Outstanding	Coupon	Maturity Date	CUSIP
Series 3	$250,000,000	4.85%	February 21, 2019	14043ZAC6
Series 1	$300,000,000	5.276%	November 16, 2020	14043ZAA0

A PROXY WILL NOT BE VALID UNLESS THE COMPLETED PROXY IS RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO, M5J 2Y1 BY NO LATER THAN NOON (TORONTO TIME) ON DECEMBER 15, 2015 UNLESS THE MEETING IS OTHERWISE CANCELLED, ADJOURNED OR POSTPONED (IN WHICH CASE THE DEADLINE FOR SUBMITTING A PROXY SHALL BE NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING SUCH ADJOURNED OR POSTPONED MEETING). THE TIME LIMIT FOR THE DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIR OF THE MEETING AT HIS OR HER DISCRETION WITHOUT NOTICE.

The CPLP Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee and, as such, CDS is the sole registered CPLP Noteholder. Only registered CPLP Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholders, may only vote the CPLP Notes in accordance with instructions received from the beneficial CPLP Noteholders. Beneficial CPLP Noteholders as of the Record Date wishing to vote their CPLP Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their CPLP Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholders, as to how to vote their CPLP Notes at the Meeting.

IF YOU HAVE QUESTIONS, PLEASE CONTACT KINGSDALE SHAREHOLDER SERVICES, OUR INFORMATION AGENT, BY TELEPHONE AT 1-866-581-0507 (TOLL FREE IN NORTH AMERICA) OR AT 416-867-2272 (COLLECT OUTSIDE NORTH AMERICA) OR BY EMAIL AT CONTACTUS@KINGSDALESHAREHOLDER.COM.

ii

November 19, 2015

Dear Capital Power L.P. Noteholder:

You are invited to attend a meeting (the “Meeting”) of the holders (“CPLP Noteholders”) of issued and outstanding 4.85% Medium Term Notes due February 21, 2019 (Series 3) and 5.276% Medium Term Notes due November 16, 2020 (Series 1) (collectively, the “CPLP Notes”) of Capital Power L.P. (“CPLP”), voting together as single class, as set forth in the Notice of Meeting included with this letter.

The Meeting has been called to consider, and if thought advisable, to pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Exhibit A to the accompanying information circular (the “Circular”), to authorize CPLP and the CPLP Note Trustee (as defined below), at CPLP’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated April 14, 2010 between CPLP and Computershare Trust Company of Canada, as trustee (the “CPLP Note Trustee”), as amended or supplemented from time to time (the “CPLP Indenture”), such that, in accordance with the steps described in the Circular, all issued and outstanding CPLP Notes would be exchanged for an equal principal amount of newly issued medium term notes (the “Capital Power Notes”) of Capital Power Corporation (“Capital Power”) having financial and other terms that are the same as those attached to the CPLP Notes and benefiting from a guarantee to be provided by CPLP (the “Note Exchange Transaction”).

The Note Exchange Transaction and additional steps to reorganize CPLP’s capital structure are being undertaken to simplify the organizational structure and reporting obligations. Allowing CPLP to apply to cease to be a reporting issuer in each of the provinces and territories of Canada as well as the transition of long-term credit ratings to only Capital Power will result in administrative efficiencies and reduce costs associated with CPLP, including audit, legal and board expenses. The timing of the Note Exchange Transaction follows the exchange of all remaining Exchangeable Common Limited Partnership Units of CPLP for shares of Capital Power by EPCOR Power Development Corporation on April 2, 2015.

CPLP believes the Note Exchange Transaction may have the following benefits for the CPLP Noteholders, and that CPLP Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•	Same Terms. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes having terms (including with respect to coupon, maturity and redemption price) that are the same as those of the CPLP Notes for which they are being exchanged (except for conforming changes necessary to reflect Capital Power as the new issuer and to reflect the guarantee being provided by CPLP).

•	Better Liquidity. Over time it is expected that debt of Capital Power will be more liquid than that of CPLP as Capital Power is expected to be the active debt issuer going forward and CPLP will not be.

•	Structural Enhancement. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes that will rank pari passu with Capital Power’s other senior unsecured debt securities, will benefit from Capital Power’s diversified asset base (which includes CPLP’s asset base), will benefit from reporting consistent with Capital Power’s publicly traded equity, and will maintain the existing structural priority through a guarantee issued by CPLP. On November 19, 2015, each of DBRS Limited and Standard & Poor’s publicly announced that it expects to assign the same credit rating to the Capital Power Notes that it has assigned to the CPLP Notes.

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The Meeting will be held in the Crawford Room at the offices of Dentons Canada LLP, Suite 400 – 77 King Street West, Toronto, Ontario, M5K 0A1, on December 17, 2015 at the time set out in the Notice of Meeting. The record date for entitlement to notice of, and to vote at, the Meeting is November 18, 2015 (the “Record Date”).

Each CPLP Noteholder as of the Record Date will have one vote in respect of each $1,000 principal amount of CPLP Notes of which such CPLP Noteholder is the holder as of the Record Date with respect to the Note Exchange Resolution. To be effective, the Note Exchange Resolution must be approved, subject to the terms of the CPLP Indenture, by holders of not less than 66 2/3% of the principal amount of the CPLP Notes, voting together as a single class, represented at the Meeting and voted on a poll upon such resolution.

Holders of at least 51% of the principal amount of the outstanding CPLP Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than 21 nor more than 60 days later than the date originally scheduled for the Meeting, and to such place and time as may be determined by the chairman of the Meeting and for which not less than ten days’ notice shall be given to CPLP Noteholders. At the adjourned meeting, the CPLP Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

The CPLP Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered CPLP Noteholder. Only registered CPLP Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholders, may only vote the CPLP Notes in accordance with instructions received from the beneficial CPLP Noteholders. Beneficial CPLP Noteholders as of the Record Date wishing to vote their CPLP Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their CPLP Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholders, as to how to vote their CPLP Notes at the Meeting.

Please give this material your careful consideration. If you require assistance, consult your financial, tax, legal or other professional advisors. If you have any questions or require more information with regard to voting your CPLP Notes, please contact the Information Agent (as defined in the Circular) using the information provided on the back cover of the Circular. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back cover of the Circular. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

On behalf of the directors and management, I would like to thank you for your continued support of CPLP.

Yours very truly,

“Donald Lowry”
Chairman of the Board of Directors of
Capital Power GP Holdings Inc.
In its capacity as general partner of
Capital Power L.P.

iv

NOTICE OF MEETING OF HOLDERS OF CPLP NOTES

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (“CPLP Noteholders”) of 4.85% Medium Term Notes due February 21, 2019 (Series 3) and 5.276% Medium Term Notes due November 16, 2020 (Series 1) (collectively, the “CPLP Notes”) of Capital Power L.P. (“CPLP”), voting together as a single class, will be held in the Crawford Room at the offices of Dentons Canada LLP, Suite 400 – 77 King Street West, Toronto, Ontario, M5K 0A1 at 1:00 p.m. (Toronto time) on December 17, 2015 for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Exhibit A to the accompanying information circular (the “Circular”), to authorize CPLP and the CPLP Note Trustee (as defined below), at CPLP’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated April 14, 2010 between CPLP and Computershare Trust Company of Canada, as trustee (the “CPLP Note Trustee”), as amended or supplemented from time to time (the “CPLP Indenture”), such that, in accordance with the steps described in the Circular, all issued and outstanding CPLP Notes would be exchanged for an equal principal amount of newly issued medium term notes of Capital Power Corporation (“Capital Power Notes”) having financial and other terms that are the same as those attached to the CPLP Notes and benefiting from a guarantee to be provided by CPLP; and

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Meeting has been called by the CPLP Note Trustee at the request of CPLP. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting of CPLP Noteholders.

The record date for entitlement to notice of, and to vote at, the Meeting is November 18, 2015 (the “Record Date”). Each CPLP Noteholder as of the Record Date will have one vote in respect of each $1,000 principal amount of CPLP Notes of which such CPLP Noteholder is the holder as of the Record Date with respect to the Note Exchange Resolution. Pursuant to the provisions of the CPLP Indenture, any extraordinary resolution passed by holders of not less than 66 2/3% of the principal amount of CPLP Notes, voting together as a single class, represented at the Meeting and voted on a poll upon such resolution at the Meeting or any adjournment thereof will, if passed in accordance with the provisions contained in the CPLP Indenture, be binding upon all CPLP Noteholders, whether present at or absent from the Meeting and whether or not they vote at the Meeting. Holders of at least 51% of the principal amount of the outstanding CPLP Notes present in person or by proxy will constitute a quorum for the Meeting.

The CPLP Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered CPLP Noteholder. Only registered CPLP Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholders, may only vote the CPLP Notes in accordance with instructions received from the beneficial CPLP Noteholders. Beneficial CPLP Noteholders as of the Record Date wishing to vote their CPLP Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their CPLP Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholders, as to how to vote their CPLP Notes at the Meeting.

v

If you have any questions or require more information with regard to voting your CPLP Notes, please contact the Information Agent (as defined in the Circular) using the information provided on the back cover of the Circular.

DATED at Edmonton, Alberta this 19th day of November, 2015.

BY ORDER OF THE BOARD OF DIRECTORS OF CAPITAL POWER GP HOLDINGS INC. IN ITS CAPACITY AS GENERAL PARTNER OF CAPITAL POWER L.P.

“B. Kathryn Chisholm, Q.C” Corporate Secretary

vi

EXHIBIT A:	NOTE EXCHANGE RESOLUTION
EXHIBIT B:	SUMMARY OF TERMS OF CAPITAL POWER NOTES TO BE ISSUED IN EXCHANGE FOR CPLP NOTES
EXHIBIT C:	INDENTURE BLACKLINES

1

NOTICE TO NOTEHOLDERS IN THE UNITED STATES

THE CAPITAL POWER NOTES WILL BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED BY RULE 802 THEREUNDER.

NEITHER THE CAPITAL POWER NOTES NOR THE GUARANTEE THEREOF HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation of proxies for the Note Exchange Resolution is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. CPLP Noteholders in the United States should be aware that the foregoing disclosure requirements are different from those of the United States. The financial statements or selected summary financial information of CPLP and Capital Power included or incorporated by reference herein have been prepared in accordance with IFRS, which differs from U.S. GAAP, and may not be comparable to the financial statements or selected summary financial information of United States companies.

CPLP Noteholders in the United States should be aware that the disposition of CPLP Notes and acquisition of Capital Power Notes by them in the Note Exchange Transaction may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such CPLP Noteholders are encouraged to consult their tax advisors. See the Section of this Circular entitled “Certain Canadian Federal Income Tax Considerations” and the Section of this Circular entitled “Certain U.S. Federal Income Tax Considerations”.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws since CPLP and Capital Power are located in Canada and many of their officers and directors are residents of Canada. You may not be able to sue a foreign company or partnership or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

CPLP Noteholders should be aware that, prior to the consummation of the Note Exchange Transaction, CPLP, Capital Power or their respective affiliates, directly or indirectly, may bid for or make purchases of CPLP Notes or certain related securities, as permitted by applicable laws and regulations of the United States or Canada or its provinces or territories. All capitalized terms used in this Section have the meanings assigned to them in the Section of this Circular entitled “Glossary of Terms”.

CURRENCY

All dollar amounts in this Circular are in Canadian dollars unless otherwise indicated as “USD”.

NOTICE REGARDING INFORMATION

Certain information in this Circular has been taken from or is based on documents that are expressly referred to in this Circular. All summaries of, and references to, documents that are specified in this Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under CPLP’s or Capital Power’s SEDAR profile at www.sedar.com. CPLP Noteholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the General Partner at Suite 1200, 10423-101 Street NW, Edmonton, Alberta, T5H 0E9, Telephone (1-866-896-4636).

2

Information contained in this Circular is given as of November 19, 2015, unless otherwise specifically stated.

FORWARD-LOOKING INFORMATION

This Circular, including the documents incorporated by reference, contains forward-looking information, including, but not limited to, statements relating to the Note Exchange Transaction, information concerning CPLP and Capital Power (and their respective affiliates) and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the U.S. Private Securities Litigation Reform Act of 1995. Furthermore, certain statements made herein, including, but not limited to, those relating to the tax treatment of CPLP Noteholders, the anticipated timing, mechanics, completion and settlement of the Note Exchange Transaction, certain strategic and financial benefits that may result from the completion of the Note Exchange Transaction, the ability of CPLP and Capital Power to complete the transactions contemplated by the Note Exchange Transaction and the other proposed amendments to CPLP’s debt capital structure, statements relating to anticipated credit ratings to be assigned to the Capital Power Notes, and other statements that are not historical facts, are also forward-looking information. Forward-looking information is provided to assist the reader with understanding CPLP’s and Capital Power’s expectations, plans and priorities for future periods or with respect to applicable events. Readers are cautioned that such information may not be appropriate for other purposes. This information is based on the estimates, beliefs and assumptions of the directors and management of CPLP and Capital Power, as applicable. In some cases, forward-looking information may be identified by words such as “anticipate”, “believe”, “could”, “expect”, “plan”, “seek”, “may”, “intend”, “will”, “forecast” and similar expressions.

This information is subject to important risks and uncertainties, which are difficult to predict, and assumptions, which may prove to be inaccurate. The risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Capital Power Notes, conditions to the completion of the Note Exchange Transaction and CPLP’s discretion as to the completion of the Note Exchange Transaction, risks related to the realization of any possible benefits of the Note Exchange Transaction, as well as the risks described under the heading “Risk Factors” in this Circular.

Should any risk factor affect CPLP, Capital Power or the Note Exchange Transaction in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Unless otherwise indicated, forward-looking information does not take into account the effect that transactions announced or occurring after the date of this Circular may have on the business of CPLP, Capital Power or on the Note Exchange Transaction. All of the forward-looking information reflected in this document and the documents referred to within it are qualified by these cautionary statements. There can be no assurance that the results or developments anticipated by CPLP or Capital Power will be realized or, even if substantially realized, that they will have the expected consequences for the CPLP Noteholders, CPLP or Capital Power (including that the Note Exchange Transaction will be completed).

Except as may be required by Canadian securities laws, CPLP and Capital Power disclaim any intention and assume no obligation to update or revise any forward-looking information, even if new information becomes available, as a result of future events or for any other reason. We caution readers against relying on any forward-looking information.

3

GLOSSARY OF TERMS

In this Circular, unless the context otherwise requires, the following terms have the meanings indicated:

“Back-to-Back Credit Agreement” means the back-to-back credit agreement dated July 9, 2009 between CPLP, as borrower, and EPCOR, as lender;

“BEO Participant” has the meaning set out in the section of this Circular entitled, “Description of the Capital Power Notes – Global Capital Power Notes”;

“Board of Directors” means the board of directors of the General Partner;

“Broadridge” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Beneficial CPLP Noteholders”;

“Business Day” means any day of the week, other than a Saturday, a Sunday or a statutory or civic holiday observed in Edmonton, Alberta;

“Capital Power” means Capital Power Corporation;

“Capital Power 2014 MD&A” has the meaning set out in the section of the Circular entitled, “Documents Incorporated by Reference”;

“Capital Power 2015 Third Quarter Financial Statements” has the meaning set out in the section of the Circular entitled, “Documents Incorporated by Reference”;

“Capital Power 2015 Third Quarter MD&A” has the meaning set out in the section of the Circular entitled, “Documents Incorporated by Reference”;

“Capital Power First Supplemental Indenture” means the first supplemental trust indenture to the Capital Power Indenture to be entered into on the Effective Date and relating to the Capital Power Notes issued in exchange for the CPLP 2019 Notes and providing for the applicable terms and conditions set forth in Exhibit B to this Circular;

“Capital Power Indenture” means the trust indenture to be dated the Effective Date between Capital Power and the Capital Power Note Trustee, as amended or supplemented from time to time including as supplemented by the Capital Power Supplemental Indentures;

“Capital Power Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the Capital Power Indenture;

“Capital Power Notes” means the medium term notes of Capital Power to be issued under the Capital Power Indenture in connection with the Note Exchange Transaction;

“Capital Power Second Supplemental Indenture” means the second supplemental trust indenture to the Capital Power Indenture to be entered into on the Effective Date and relating to the Capital Power Notes issued in exchange for the CPLP 2020 Notes and providing for the applicable terms and conditions set forth in Exhibit B to this Circular;

“Capital Power Shares” means the common shares in the capital of Capital Power;

“Capital Power Supplemental Indentures” means the Capital Power First Supplemental Indenture and the Capital Power Second Supplemental Indenture;

“CBCA” means the Canada Business Corporations Act;

4

“CDS” means CDS Clearing and Depository Services Inc. or its nominee;

“Circular” means this management information circular dated November 19, 2015;

“CPLP” means Capital Power L.P.

“CPLP 2019 Notes” means CPLP’s 4.85% Medium Term Notes due February 21, 2019 (Series 3);

“CPLP 2020 Notes” means CPLP’s 5.276% Medium Term Notes due November 16, 2020 (Series 1);

“CPLP First Supplemental Indenture” means the supplemental trust indenture to the CPLP Indenture relating to the CPLP 2020 Notes, being the first supplemental trust indenture dated November 16, 2010 between CPLP and the CPLP Note Trustee.

“CPLP Guarantee” has the meaning set out in the section of this Circular entitled, “Description of the Capital Power Notes – CPLP Guarantee”;

“CPLP Indenture” means the trust indenture dated as of April 14, 2010 between CPLP and the CPLP Note Trustee, as supplemented and amended by a first supplemental trust indenture dated November 16, 2010, a second supplemental trust indenture dated April 18, 2011 and a third supplemental trust indenture dated February 21, 2012, and as may be further supplemented and amended from time to time;

“CPLP Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the CPLP Indenture;

“CPLP Noteholder” means each holder of CPLP Notes;

“CPLP Notes” means, collectively, the CPLP 2019 Notes and CPLP 2020 Notes;

“CPLP Supplemental Indentures” means the CPLP First Supplemental Indenture and the CPLP Third Supplemental Indenture;

“CPLP Third Supplemental Indenture” means the supplemental trust indenture to the CPLP Indenture relating to the CPLP 2019 Notes, being the third supplemental trust indenture dated February 21, 2012 between CPLP and the CPLP Note Trustee;

“CRA” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“Credit Agreements” means (a) the amended and restated syndicated credit agreement dated as of July 12, 2011 among CPLP and Capital Power (US Holdings) Inc., as borrowers, each of the financial institutions party thereto, as lenders, and the administrative agent thereto, (b) the club credit agreement dated as of July 9, 2009 among CPLP and Capital Power (US Holdings) Inc., as borrowers, each of the financial institutions party thereto, as lenders, and the administrative agent thereto, and (c) the revolving demand credit facility agreement dated July 9, 2009 between CPLP, as borrower, and a Canadian chartered bank, as lender, in each case as the same may be amended, supplemented or modified from time to time;

“DBRS” means DBRS Limited;

“Definitive Notes” has the meaning set out in the section of this Circular entitled, “Description of the Capital Power Notes – Global Capital Power Notes”;

“DPSP” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

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“Effective Date” means the date specified as such in the Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from CPLP and Capital Power given to the CPLP Note Trustee pursuant to the Supplemental Indenture and notifying the CPLP Note Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified therein, together with an undertaking of Capital Power to issue the Capital Power Notes required to be issued in connection with the Note Exchange Transaction pursuant to the Capital Power Indenture;

“EPCOR” has the meaning set out in the section of the Circular entitled, “Summary of Circular – Background to the Note Exchange Transaction”;

“Exchange” has the meaning set out in the section of the Circular entitled, “Summary of Circular – Background to the Note Exchange Transaction”;

“Exchangeable LP Units” has the meaning set out in the section of the Circular entitled, “Information Concerning Capital Power”;

“General Partner” means Capital Power GP Holdings Inc., the general partner of CPLP;

“Global Notes” has the meaning set out in the section of the Circular entitled, “Description of Capital Power Notes – Global Capital Power Notes”;

“IFRS” means International Financial Reporting Standards;

“Intermediary” means an investment advisor, stockbroker, bank, trust company or other nominee;

“Information Agent” means Kingsdale Shareholder Services;

“Meeting” means the meeting of the holders of the CPLP Notes, voting together as a single class, to be held at 1:00 p.m. (Toronto time) on December 17, 2015, and any adjournment or postponement thereof;

“Non-Resident Noteholder” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Non-Residents of Canada”;

“Note Exchange Resolution” means the resolution to be considered at the Meeting, the full text of which is set forth as Exhibit A to the Circular;

“Note Exchange Transaction” has the meaning set out in the section of the Circular entitled, “Information Regarding the Note Exchange Transaction – Supplemental Indenture”;

“Notes” has the meaning set out in the section of the Circular entitled, “Description of Capital Power Notes”;

“Notice of Meeting” means the notice of Meeting dated November 19, 2015, accompanying the Circular;

“Offering” has the meaning set out in the section of the Circular entitled, “Summary of Circular – Background to the Note Exchange Transaction”;

“Rating Agencies” means, collectively, DBRS and S&P, and “Rating Agency” means any one of them;

“RBC Capital Markets” means RBC Dominion Securities Inc.;

“Record Date” means November 18, 2015;

“Resident Noteholder” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Residents of Canada”;

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“RRIF” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“RRSP” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“S&P” means Standard and Poor’s Rating Service, a division of the McGraw-Hill Companies, Inc.;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com;

“Selling Shareholder” has the meaning set out in the section of the Circular entitled, “Summary of Circular – Background to the Note Exchange Transaction”;

“Solicitation Agent” has the meaning set out in the section of the Circular entitled, “General Information Regarding the Meeting – Solicitation Agent”;

“Supplemental Indenture” means the supplemental indenture amending the terms of the CPLP Indenture as more particularly described in the Note Exchange Resolution;

“Tax Act” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations”;

“TFSA” has the meaning set out in the section of the Circular entitled, “Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”;

“U.S. Exchange Act” has the meaning set out in the section of the Circular entitled “Notice to Noteholders in the United States”;

“U.S. GAAP” means generally accepted accounting principles of the United States;

“US Financing LP” means Capital Power U.S. Financing LP.

“U.S. Holder” has the meaning set out in the section of the Circular entitled, “Certain U.S. Federal Income Tax Considerations”;

“U.S. Note Purchase Agreement” means the note purchase agreement dated June 15, 2011 between US Financing LP, as issuer, CPLP, as parent guarantor, and each of the purchasers thereunder;

“U.S. Notes” means the USD $230,000,000 5.21% Series A Guaranteed Notes due June 15, 2021 and the USD $65,000,000 5.61% Series B Senior Guaranteed Notes due June 15, 2026, in each case issued pursuant to the U.S. Note Purchase Agreement; and

“U.S. Securities Act” has the meaning set out in the section of the Circular entitled “Notice to Noteholders in the United States”.

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SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in this Circular. CPLP Noteholders are urged to read this Circular and the appendices attached hereto carefully and in their entirety. Certain capitalized terms used in this summary are defined in the Glossary of Terms above.

Background to the Note Exchange Transaction

On April 2, 2015, EPCOR Power Development Corporation (the “Selling Shareholder”), a wholly-owned subsidiary of EPCOR Utilities Inc. (“EPCOR”), completed a secondary offering (the “Offering”) of 9,450,000 Capital Power Shares that were issuable to the Selling Shareholder upon the exchange of Exchangeable LP Units. In connection with the Offering, the Selling Shareholder also exchanged (the “Exchange”) all of its remaining outstanding Exchangeable LP Units, not otherwise exchanged in connection with the Offering, for Capital Power Shares in accordance with the terms of the Exchangeable LP Units. As a result of the Offering and the Exchange, no Exchangeable LP Units remain outstanding and CPLP is now indirectly wholly-owned by Capital Power (subject to the one special limited voting share of the General Partner that is held by EPCOR).

In connection with completing the Offering and the Exchange, Capital Power announced that it intended to review the structure of CPLP with the goal of simplifying the organizational structure and reporting obligations and ultimately reducing costs associated with CPLP, including audit, legal, board, management and filing expenses. As a result of such review, Capital Power has determined that CPLP should proceed with the Note Exchange Transaction to effectively transfer the CPLP Notes to Capital Power, which will allow CPLP to cease to be a reporting issuer in each of the provinces and territories of Canada.

Capital Power and CPLP are also undertaking the following additional steps to reorganize CPLP’s debt capital structure:

•	U.S. Note Purchase Agreement: The holders of the U.S. Notes will be asked to approve an amendment to the U.S. Note Purchase Agreement pursuant to which Capital Power will provide an additional parental guarantee of the obligations of US Financing LP under the U.S. Notes and Note Purchase Agreement, will be substituted as the obligor for financial and reporting covenants (including the covenant to maintain a credit rating) under the Note Purchase Agreement and will also be substituted and/or added as the obligor for certain other covenants under the Note Purchase Agreement. The amendment will not impact the existing parental guarantee provided by CPLP, which will remain in place.

•	EPCOR Back-to-Back Credit Agreement: CPLP will seek to amend and restate the terms of the Back-to-Back Credit Agreement to have Capital Power added as a parental guarantor of the obligations of CPLP and to provide, among other things, that Capital Power will be subject to certain financial and other covenants contained therein. As a result, financial covenant calculations would be calculated based on Capital Power’s consolidated financial results and financial reporting obligations would be satisfied by provision of Capital Power financial reports (rather than CPLP financial reports).

•	Credit Facility Amendments: CPLP will seek to amend and restate the terms of the Credit Agreements to have Capital Power added as a parental guarantor of the obligations of CPLP (and other borrowers thereunder) and to provide, among other things, that Capital Power will be subject to certain financial and other covenants contained therein (including any covenants to maintain a credit rating). As a result, financial covenant calculations would be calculated based on Capital Power’s consolidated financial results and financial reporting obligations would be satisfied by provision of Capital Power financial reports (rather than CPLP financial reports).

The Note Exchange Transaction is not conditional on any of these additional amendments occurring and there can be no assurance that Capital Power and CPLP will be able to obtain the applicable lender and noteholder approvals and consents to implement any of these additional amendments. In addition, Capital Power and CPLP intend to proceed with each of these additional amendments regardless of whether the Note Exchange Resolution is approved by the CPLP Noteholders.

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The following diagram depicts the pro forma debt capital structure of Capital Power and CPLP assuming the Note Exchange Transaction and each of these additional amendment transactions is completed:

Notes:

(1)	As at the date of this Circular, EPCOR held the one special limited voting share of Capital Power and the one special limited voting share of the General Partner.

(2)	As at the date of this Circular, Capital Power indirectly owns a 79% limited partner interest in CPLP through Capital Power LP Holdings Inc. The General Partner, which is a wholly-owned subsidiary of Capital Power (subject to the one special limited voting share of the General Partner held by EPCOR), holds a 21% general partner interest in CPLP.

(3)	Assuming completion of the Note Exchange Transaction, the CPLP Notes will be exchanged for the Capital Power Notes.

Conditions to Completion of the Note Exchange Transaction

Completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained at the Meeting; (b) delivery to the CPLP Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. CPLP reserves the right, subject to applicable law, to waive the condition in (c) above.

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In addition, the Note Exchange Resolution authorizes CPLP, without further notice to or approval of the CPLP Noteholders, to revoke the Note Exchange Resolution at any time prior to the transactions contemplated by the Note Exchange Resolution being completed. Furthermore, CPLP reserves the right to cancel the Meeting at any time prior to commencement thereof.

See the section entitled “Information Regarding the Note Exchange Transaction – Conditions to Completion of the Note Exchange Transaction”.

For risks related to the completion of the Note Exchange Transaction, see the section of the Circular entitled “Risks Relating to the Note Exchange Transaction and the Capital Power Notes – Completion of the Note Exchange Transaction”.

Supplemental Indenture

In approving the Note Exchange Resolution, the holders of the CPLP Notes will be authorizing CPLP and the CPLP Note Trustee, at CPLP’s option, to enter into and execute and deliver the Supplemental Indenture containing the terms described below and will be authorizing and directing CPLP and the CPLP Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The Supplemental Indenture will amend the terms of the CPLP Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)	all of the issued and outstanding CPLP Notes, including the entitlement to interest accrued thereon, shall be transferred from the CPLP Noteholders to Capital Power in exchange for an equal principal amount of newly issued Capital Power Notes, together with an entitlement to an amount equal to the interest accrued on the CPLP Notes, having the terms, conditions and other attributes set forth in (A) the Capital Power Indenture and (B) Exhibit B to this Circular; and

(b)	CPLP shall be released and discharged from all obligations under or in respect of the CPLP Indenture and the CPLP Notes.

After the execution of the Supplemental Indenture, prior to the Note Exchange Transaction taking effect, CPLP and Capital Power will be required under the Supplemental Indenture to deliver to the CPLP Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the day that will be the Effective Date and will also include the undertaking of Capital Power to issue the required Capital Power Notes to the existing CPLP Noteholders in exchange for the CPLP Notes. On the Effective Date, the CPLP Notes will be transferred to Capital Power in exchange for the applicable Capital Power Notes. The result of the Note Exchange Transaction is that holders of CPLP Notes will own Capital Power Notes in place of the CPLP Notes. CPLP anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day as the Supplemental Indenture and that the Effective Date will also occur on such date.

After the release and discharge of CPLP from all obligations under or in respect of the CPLP Indenture and the CPLP Notes, Capital Power and CPLP intend to enter into an intercompany subordinated debt agreement providing for a loan from Capital Power to CPLP on terms that substantially mirror the terms of the Capital Power Notes.

Upon request to the Corporate Secretary of the General Partner or the Information Agent, copies of the proposed form of Supplemental Indenture will be sent to any CPLP Noteholder.

See the section entitled “Information Regarding the Note Exchange Transaction – Supplemental Indenture”.

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Considerations Relevant to the Evaluation of the Note Exchange Transaction

CPLP believes the Note Exchange Transaction may have the following benefits for the CPLP Noteholders, and that CPLP Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•	Same Terms. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes having terms (including with respect to coupon, maturity and redemption price) that are the same as those of the CPLP Notes for which they are being exchanged (except for conforming changes necessary to reflect Capital Power as the new issuer and to reflect CPLP providing the CPLP Guarantee). Attached as Exhibit C to this Circular are a blackline of the Capital Power Indenture showing the changes made from the CPLP Indenture and blacklines of the draft Capital Power Supplemental Indentures showing the changes made from the CPLP Supplemental Indentures.

•	Better Liquidity. Over time it is expected that debt of Capital Power will be more liquid than that of CPLP as Capital Power is expected to be the active debt issuer going forward and CPLP will not be.

•	Structural Enhancement. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes that will rank pari passu with Capital Power’s other senior unsecured debt securities, will benefit from Capital Power’s diversified asset base (which includes CPLP’s asset base), will benefit from reporting consistent with Capital Power’s publicly traded equity, and will maintain the existing structural priority through a guarantee issued by CPLP. On November 19, 2015, each of DBRS and S&P publicly announced that it expects to assign the same credit rating to the Capital Power Notes that it has assigned to the CPLP Notes.

See the section entitled “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Approval of CPLP Noteholders

Through the Note Exchange Resolution, CPLP is giving the holders of CPLP Notes the opportunity to vote on a transaction to exchange all outstanding CPLP Notes for Capital Power Notes with the same terms as the CPLP Notes.

Required Approval at the Meeting

To be effective, the Note Exchange Resolution must be approved by holders of not less than 66 2/3% of the principal amount of the CPLP Notes, voting together as a single class, represented in person or by proxy, at the Meeting and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out at Exhibit A of this Circular.

Quorum at the Meeting

Holders of at least 51% of the principal amount of the outstanding CPLP Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than 21 nor more than 60 days later than the date originally scheduled for the Meeting, and to such place and time as may be determined by the chairman of the Meeting and for which not less than ten days’ notice shall be given to CPLP Noteholders. At the adjourned meeting, the CPLP Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

See the section entitled “Information Regarding the Note Exchange Transaction – Approval of the CPLP Noteholders”.

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General

The proxy delivered with this Circular provides a means for a registered CPLP Noteholder to vote for or against the Note Exchange Resolution. The proxy further provides that if a registered CPLP Noteholder using the proxy does not specify whether such CPLP Notes are to be voted for or against a resolution, the proxyholder will vote FOR the Note Exchange Resolution.

The CPLP Notes have been issued in the form of global certificates registered in the name of CDS and, as such, CDS is the sole registered CPLP Noteholder. Only registered CPLP Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholders, may only vote the CPLP Notes in accordance with instructions received from the beneficial CPLP Noteholders. Beneficial CPLP Noteholders as of the Record Date wishing to vote their CPLP Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their CPLP Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholders, as to how to vote their CPLP Notes at the Meeting.

Notwithstanding the foregoing, the Note Exchange Resolution authorizes CPLP, without further notice to or approval of the CPLP Noteholders, to revoke the Note Exchange Resolution at any time prior to the completion of the Note Exchange Transaction. Furthermore, CPLP reserves the right to cancel the Meeting at any time prior to commencement of the Meeting.

See the sections entitled “General Information Regarding the Meeting – Appointment of Proxies” and “General Information Regarding the Meeting – Voting at Meeting and Quorum”.

Note Exchange Procedure

Beneficial CPLP Noteholders are not required to take any action in order to receive Capital Power Notes following completion of the Note Exchange Transaction. Upon completion of the Note Exchange Transaction, the Capital Power Notes to be issued to beneficial CPLP Noteholders will be credited to the beneficial CPLP Noteholder’s Intermediary’s account through the procedures in place for such purposes between CDS and such Intermediary. Beneficial CPLP Noteholders should contact their Intermediary if they have any questions regarding this process.

See the section entitled “Information Regarding the Note Exchange Transaction – Note Exchange Procedure”.

Solicitation Agent

RBC Capital Markets has been retained on behalf of CPLP to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be entitled to receive a fee for its services and be reimbursed for certain reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the CPLP Notes, the Capital Power Notes or any other securities of CPLP or Capital Power for their own account, or for the accounts of their customers, and accordingly may hold a long or short position in the CPLP Notes, the Capital Power Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold CPLP Notes, such Solicitation Agent may cause such CPLP Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CPLP, Capital Power and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

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No fee or commission will be payable by any CPLP Noteholder who votes in favour of the Note Exchange Resolution or who makes use of the services of the Solicitation Agent in connection therewith.

See the section entitled “General Information Regarding the Meeting – Solicitation Agent”.

Information Agent

CPLP has retained Kingsdale Shareholder Services to act as information agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from CPLP for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent at 1-866-581-0507 toll free in North America, at 416-867-2272 outside North America or by email at contactus@kingsdaleshareholder.com. Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Effective Date

As soon as practical following approval of the Note Exchange Resolution at the Meeting and the satisfaction or waiver of the other conditions listed above, assuming CPLP does not revoke the Note Exchange Resolution, CPLP and the Trustee will execute and deliver the Supplemental Indenture and Capital Power and CPLP will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction.

Date, Time and Place of Meeting

The Meeting will be held on December 17, 2015 in the Crawford Room at the offices of Dentons Canada LLP, Suite 400 – 77 King Street West, Toronto, Ontario, M5K 0A1, unless otherwise cancelled, adjourned or postponed, at 1:00 p.m. (Toronto time).

Notwithstanding the foregoing, CPLP may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting.

Record Date

The Board of Directors has provided notice of and fixed the Record Date (being November 18, 2015) for the purposes of determining beneficial CPLP Noteholders entitled to receive notice of, and to vote at, the Meeting.

Purpose of the Meeting

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

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Certain Canadian Federal Income Tax Considerations

A Resident Noteholder will be considered to have disposed of its CPLP Notes upon the consummation of the Note Exchange Transaction on the Effective Date. A Resident Noteholder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary generally will be required to include in income the amount of interest accrued or deemed to accrue on the CPLP Notes up to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Resident Noteholder’s income for the year or a preceding taxation year. Any other Resident Noteholder will be required to include in income for a taxation year any interest on the CPLP Notes received or receivable by such Resident Noteholder in the year except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. In addition, a Resident Noteholder will realize a capital gain (capital loss) on the disposition of the CPLP Notes equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Noteholder’s income as interest and net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base to the Resident Noteholder of the CPLP Notes so disposed of.

No tax on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Noteholder on the Note Exchange Transaction.

The foregoing is only a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by the description of certain Canadian federal income tax considerations described in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”. CPLP Noteholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of CPLP Notes pursuant to the Note Exchange Transaction.

Certain U.S. Federal Income Tax Considerations

An exchange by a U.S. Holder of a CPLP Note for a Capital Power Note pursuant to the Note Exchange Transaction should generally be a taxable transaction for U.S. federal income tax purposes. For a more comprehensive description of the U.S. federal income tax consequences of the Note Exchange Transaction and the ownership of Capital Power Notes received pursuant to the Note Exchange Transaction, see the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”.

CPLP Noteholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of CPLP Notes pursuant to the Note Exchange Transaction and the ownership of Capital Power Notes

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INFORMATION REGARDING THE NOTE EXCHANGE TRANSACTION

Background to the Note Exchange Transaction

On April 2, 2015, EPCOR Power Development Corporation (the “Selling Shareholder”), a wholly-owned subsidiary of EPCOR Utilities Inc. (“EPCOR”), completed a secondary offering (the “Offering”) of 9,450,000 Capital Power Shares that were issuable to the Selling Shareholder upon the exchange of Exchangeable LP Units. In connection with the Offering, the Selling Shareholder also exchanged (the “Exchange”) all of its remaining outstanding Exchangeable LP Units, not otherwise exchanged in connection with the Offering, for Capital Power Shares in accordance with the terms of the Exchangeable LP Units. As a result of the Offering and the Exchange, no Exchangeable LP Units remain outstanding and CPLP is now indirectly wholly-owned by Capital Power (subject to the one special limited voting share of the General Partner that is held by EPCOR).

In connection with completing the Offering and the Exchange, Capital Power announced that it intended to review the structure of CPLP with the goal of simplifying the organizational structure and reporting obligations and ultimately reducing costs associated with CPLP, including audit, legal, board, management and filing expenses. As a result of such review, Capital Power has determined that CPLP should proceed with the Note Exchange Transaction to effectively transfer the CPLP Notes to Capital Power, which will allow CPLP to cease to be a reporting issuer in each of the provinces and territories of Canada.

Capital Power and CPLP are also undertaking the following additional steps to reorganize CPLP’s debt capital structure:

•	U.S. Note Purchase Agreement: The holders of the U.S. Notes will be asked to approve an amendment to the U.S. Note Purchase Agreement pursuant to which Capital Power will provide an additional parental guarantee of the obligations of US Financing LP under the U.S. Notes and Note Purchase Agreement, will be substituted as the obligor for financial and reporting covenants (including the covenant to maintain a credit rating) under the Note Purchase Agreement and will also be substituted and/or added as the obligor for certain other covenants under the Note Purchase Agreement. The amendment will not impact the existing parental guarantee provided by CPLP, which will remain in place.

•	EPCOR Back-to-Back Credit Agreement: CPLP will seek to amend and restate the terms of the Back-to-Back Credit Agreement to have Capital Power added as a parental guarantor of the obligations of CPLP and to provide, among other things, that Capital Power will be subject to certain financial and other covenants contained therein. As a result, financial covenant calculations would be calculated based on Capital Power’s consolidated financial results and financial reporting obligations would be satisfied by provision of Capital Power financial reports (rather than CPLP financial reports).

•	Credit Facility Amendments: CPLP will seek to amend and restate the terms of the Credit Agreements to have Capital Power added as a parental guarantor of the obligations of CPLP (and other borrowers thereunder) and to provide, among other things, that Capital Power will be subject to certain financial and other covenants contained therein (including any covenants to maintain a credit rating). As a result, financial covenant calculations would be calculated based on Capital Power’s consolidated financial results and financial reporting obligations would be satisfied by provision of Capital Power financial reports (rather than CPLP financial reports).

The Note Exchange Transaction is not conditional on any of these additional amendments occurring and there can be no assurance that Capital Power and CPLP will be able to obtain the applicable lender and noteholder approvals and consents to implement any of these additional amendments. In addition, Capital Power and CPLP intend to proceed with each of these additional amendments regardless of whether the Note Exchange Resolution is approved by the CPLP Noteholders.

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The following diagram depicts the pro forma debt capital structure of Capital Power and CPLP assuming the Note Exchange Transaction and each of these additional amendment transactions is completed:

Notes:

(1)	As at the date of this Circular, EPCOR held the one special limited voting share of Capital Power and the one special limited voting share of the General Partner.

(2)	As at the date of this Circular, Capital Power indirectly owns a 79% limited partner interest in CPLP through Capital Power LP Holdings Inc. The General Partner, which is a wholly-owned subsidiary of Capital Power (subject to the one special limited voting share of the General Partner held by EPCOR), holds a 21% general partner interest in CPLP.

(3)	Assuming completion of the Note Exchange Transaction, the CPLP Notes will be exchanged for the Capital Power Notes.

Conditions to Completion of the Note Exchange Transaction

Completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained at the Meeting; (b) delivery to the CPLP Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. CPLP reserves the right, subject to applicable law, to waive the condition in (c) above.

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In addition, the Note Exchange Resolution authorizes CPLP, without further notice to or approval of the CPLP Noteholders, to revoke the Note Exchange Resolution at any time prior to the transactions contemplated by the Note Exchange Resolution being completed. Furthermore, CPLP reserves the right to cancel the Meeting at any time prior to commencement of the Meeting.

For risks related to the completion of the Note Exchange Transaction, see the section of the Circular entitled “Risks Relating to the Note Exchange Transaction and the Capital Power Notes – Completion of the Note Exchange Transaction”.

Supplemental Indenture

In approving the Note Exchange Resolution, the holders of the CPLP Notes will be authorizing CPLP and the CPLP Note Trustee, at CPLP’s option, to enter into and execute and deliver the Supplemental Indenture containing the terms described below and will be authorizing and directing CPLP and the CPLP Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The Supplemental Indenture will amend the terms of the CPLP Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)	all of the issued and outstanding CPLP Notes, including the entitlement to interest accrued thereon, shall be transferred from the CPLP Noteholders to Capital Power in exchange for an equal principal amount of newly issued Capital Power Notes, together with an entitlement to an amount equal to the interest accrued on the CPLP Notes, having the terms, conditions and other attributes set forth in (A) the Capital Power Indenture and (B) Exhibit B to this Circular; and

(b)	CPLP shall be released and discharged from all obligations under or in respect of the CPLP Indenture and the CPLP Notes,

(the steps described in (a) and (b), collectively, the “Note Exchange Transaction”).

After the execution of the Supplemental Indenture, prior to the Note Exchange Transaction taking effect, CPLP and Capital Power will be required under the Supplemental Indenture to deliver to the CPLP Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the day that will be the Effective Date and will also include the undertaking of Capital Power to issue the required Capital Power Notes to the existing CPLP Noteholders in exchange for the CPLP Notes. On the Effective Date, the CPLP Notes will be transferred to Capital Power in exchange for the applicable Capital Power Notes. The result of the Note Exchange Transaction is that holders of CPLP Notes will own Capital Power Notes in place of the CPLP Notes. CPLP anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day as the Supplemental Indenture and that the Effective Date will also occur on such date.

After the release and discharge of CPLP from all obligations under or in respect of the CPLP Indenture and the CPLP Notes, Capital Power and CPLP intend to enter into an intercompany subordinated debt agreement providing for a loan from Capital Power to CPLP on terms that substantially mirror the terms of the Capital Power Notes.

Upon request to the Corporate Secretary of the General Partner or the Information Agent, copies of the proposed form of the Supplemental Indenture will be sent to any CPLP Noteholder.

Effective Date

As soon as practical following approval of the Note Exchange Resolution at the Meeting and the satisfaction or waiver of the other conditions listed above, assuming CPLP does not revoke the Note Exchange Resolution, CPLP and the Trustee will execute and deliver the Supplemental Indenture and Capital Power and CPLP will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction.

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Note Exchange Procedure

Beneficial CPLP Noteholders are not required to take any action in order to receive Capital Power Notes following completion of the Note Exchange Transaction. Upon completion of the Note Exchange Transaction, the Capital Power Notes to be issued to beneficial CPLP Noteholders will be credited to the beneficial CPLP Noteholder’s Intermediary’s account through the procedures in place for such purposes between CDS and such Intermediary. Beneficial CPLP Noteholders should contact their Intermediary if they have any questions regarding this process.

Considerations Relevant to the Evaluation of the Note Exchange Transaction

CPLP believes the Note Exchange Transaction may have the following benefits for the CPLP Noteholders, and that CPLP Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•	Same Terms. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes having terms (including with respect to coupon, maturity and redemption price) that are the same as those of the CPLP Notes for which they are being exchanged (except for conforming changes necessary to reflect Capital Power as the new issuer and to reflect CPLP providing the CPLP Guarantee). Attached as Exhibit C to this Circular are a blackline of the Capital Power Indenture showing the changes made from the CPLP Indenture and blacklines of the draft Capital Power Supplemental Indentures showing the changes made from the CPLP Supplemental Indentures.

•	Better Liquidity. Over time it is expected that debt of Capital Power will be more liquid than that of CPLP as Capital Power is expected to be the active debt issuer going forward and CPLP will not be.

•	Structural Enhancement. Upon completion of the Note Exchange Transaction, CPLP Noteholders will receive Capital Power Notes that will rank pari passu with Capital Power’s other senior unsecured debt securities, will benefit from Capital Power’s diversified asset base (which includes CPLP’s asset base), will benefit from reporting consistent with Capital Power’s publicly traded equity, and will maintain the existing structural priority through a guarantee issued by CPLP. On November 19, 2015, each of DBRS and S&P publicly announced that it expects to assign the same credit rating to the Capital Power Notes that it has assigned to the CPLP Notes.

Resale of Capital Power Notes – Canadian Securities Law Matters

The issuance in Canada of the Capital Power Notes will be made on a basis exempt from the prospectus requirements in accordance with applicable Canadian securities laws. The Capital Power Notes will also be “freely tradable” in Canada by persons other than “control persons” as defined under applicable securities laws (subject to customary restrictions).

Restrictions on Resale of Capital Power Notes – U.S. Securities Law Matters

The Capital Power Notes to be issued in connection with the proposed Note Exchange Transaction will be exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 802 thereunder. Such securities will not constitute “restricted securities” under Rule 144 of the U.S. Securities Act (“Rule 144”) and will be freely tradable under the U.S. Securities Act, except as described below.

Capital Power Notes sold on behalf of the holders of Capital Power Notes who are “affiliates” as that term is defined in Rule 144 or who have been affiliates of Capital Power in the 90 days prior to the Effective Date are subject to certain restrictions under Rule 144 and will be “restricted securities” under Rule 144 in the hands of subsequent purchasers in non-registered sales. Offers and sales of such securities must be made in accordance with (i) the applicable requirements of Rule 144, (ii) another applicable exemption from the registration requirements of the U.S. Securities Act or (iii) the registration requirements of the U.S. Securities Act.

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BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

CPLP reserves the right to amend the terms of this Circular at any time before the Meeting, including by way of press release.

GENERAL INFORMATION REGARDING THE MEETING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by management of proxies to be used at the Meeting at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular. In addition to the solicitation of proxies by mail, officers, directors and employees of CPLP may, without additional compensation, solicit such proxies on behalf of management personally, by telephone, fax or other electronic means. CPLP will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Circular. The Solicitation Agent may also contact beneficial CPLP Noteholders regarding the Meeting and solicit proxies on behalf of management. The Solicitation Agent will be entitled to receive from CPLP a fee for its services and be reimbursed by CPLP for certain reasonable out-of-pocket expenses.

Appointment of Proxies

All of the CPLP Notes are registered in the name of CDS. Accordingly, in order for a beneficial holder of CPLP Notes to have its CPLP Notes voted at the Meeting it must complete and sign the applicable instrument of proxy or other voting instruction form provided by such holder’s Intermediary and return such instrument of proxy or other voting instruction form in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your CPLP Notes not being voted at the Meeting. If you have any questions or require assistance completing your proxy or voting instruction form, you may contact the Information Agent. Contact details may be found on the back page of this document. A CPLP Noteholder has the right to appoint a person or entity (who need not be a CPLP Noteholder) to attend the meeting and act on his or her behalf at the meeting other than the persons named in the accompanying form of proxy or voting instruction form.

Exercise of Vote by Proxy

Each CPLP Noteholder of record as at the Record Date will be entitled to one vote in respect of each $1,000 principal amount of CPLP Notes held on all matters that come before the Meeting, and such vote may be given in person or by proxy. Votes may be cast for or against the Note Exchange Resolution.

The CPLP Notes represented by the accompanying form of proxy will be voted FOR or AGAINST the Note Exchange Resolution in accordance with the instructions of the CPLP Noteholder as specified in the proxy. In the event that no specifications as to voting have been made by a CPLP Noteholder to vote for or against the Note Exchange Resolution in respect of particular CPLP Notes for which the proxy has been returned, the CPLP Notes represented by proxies in favour of management’s nominees will be voted in favour of the Note Exchange Resolution.

The accompanying proxy, when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote on such amendment, variation or other matter in accordance with their judgement.

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Revocation of Proxies

A beneficial CPLP Noteholder may revoke a proxy or voting instruction form provided by its Intermediary in accordance with the instructions provided therein.

Beneficial CPLP Noteholders

Only the registered CPLP Noteholder as of the close of business on the Record Date (being November 18, 2015) or the persons they appoint as their proxyholders are permitted to vote at the Meeting. The CPLP Notes are registered in a “book-entry only” system under which all the issued and outstanding CPLP Notes are evidenced by global certificates that are registered in the name of and held by CDS. At the date of this Circular, CDS is the only registered holder of the CPLP Notes. Accordingly, all beneficial CPLP Noteholders do not hold their CPLP Notes in their own name but through an Intermediary.

A beneficial holder of CPLP Notes as of the close of business on the Record Date is entitled to direct how the CPLP Notes beneficially owned by such holder are to be voted at the Meeting.

Applicable regulatory policy requires CPLP to forward meeting materials to Intermediaries for onward distribution to beneficial CPLP Noteholders who have not waived their right to receive such material and to seek voting instructions from such beneficial CPLP Noteholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial CPLP Noteholders in order to ensure that their CPLP Notes are voted at the Meeting. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form. Each beneficial CPLP Noteholder is requested to complete and return the voting instruction form to Broadridge as outlined in the voting instruction form. Alternatively, the beneficial CPLP Noteholder can call a toll-free telephone number or access the internet to vote the CPLP Notes held by such beneficial CPLP Noteholder as follows:

CPLP Noteholders in Canada

Telephone Voting:	CPLP Noteholders who wish to vote by phone should call 1-800-474-7493 (or 1-800-474-7501 if you speak French). You will require a 16-digit control number to identify yourself on the system.
Internet Voting:	www.proxyvote.com (enter your 16-digit control number to vote).

CPLP Noteholders in the United States

Telephone Voting:	As provided by financial intermediaries.
Internet Voting:	www.proxyvote.com (enter your 16-digit control number to vote).

Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the CPLP Notes to the CPLP Note Trustee. A beneficial CPLP Noteholder receiving a voting instruction form cannot use that voting instruction form to vote CPLP Notes directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the CPLP Notes voted.

Although beneficial holdings of CPLP Noteholders may not be recognized directly at the Meeting for the purposes of voting CPLP Notes registered in the name of CDS, a beneficial CPLP Noteholder may attend the Meeting as a proxyholder and vote their CPLP Notes in that capacity. If a beneficial CPLP Noteholder wishes to attend the Meeting and vote its CPLP Notes, it must do so as proxyholder for the registered holder of the CPLP Notes. To do this, a beneficial CPLP Noteholder should enter its name in the blank space on the applicable form of proxy or voting instruction form provided to it and return the document to its Intermediary in accordance with the instructions provided by such Intermediary well in advance of the Meeting.

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Information Agent

CPLP has retained Kingsdale Shareholder Services to act as information agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from CPLP for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent at 1-866-581-0507 toll free in North America, at 416-867-2272 outside North America or by email at contactus@kingsdaleshareholder.com. Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Solicitation Agent

RBC Capital Markets (the “Solicitation Agent”) has been retained on behalf of CPLP to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be entitled to receive a fee for its services and be reimbursed for certain reasonable out-of-pocket expenses, including fees of legal counsel, and will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the CPLP Notes, the Capital Power Notes or any other securities of CPLP or Capital Power for their own account, or for the accounts of their customers, and accordingly may hold a long or short positions in the CPLP Notes, the Capital Power Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold CPLP Notes, such Solicitation Agent may cause such CPLP Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with CPLP, Capital Power and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

No fee or commission will be payable by any CPLP Noteholder who votes in favour of the Note Exchange Resolution or who makes use of the services of the Solicitation Agent in connection therewith.

Date, Time and Place of Meeting

The Meeting will be held on December 17, 2015 in the Crawford Room at the offices of Dentons Canada LLP, Suite 400 - 77 King Street West, Toronto, Ontario, M5K 0A1, unless otherwise cancelled, adjourned or postponed, at 1:00 p.m. (Toronto time).

Notwithstanding the foregoing, CPLP may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting.

Record Date

The Board of Directors has provided notice of and fixed the Record Date (being November 18, 2015) for the purposes of determining beneficial CPLP Noteholders entitled to receive notice of, and to vote at, the Meeting.

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Voting at Meeting and Quorum

At the Meeting, each registered holder of CPLP Notes as at the Record Date will be entitled to one vote in respect of each $1,000 principal amount of CPLP Notes held with respect to the Note Exchange Resolution.

CPLP Noteholders should refer to the section of this Circular entitled “General Information Regarding the Meeting” for details as to how to vote their CPLP Notes. As at the Record Date, there were an aggregate of $550,000,000 principal amount of CPLP Notes outstanding as set forth below.

•	$250,000,000 principal amount of CPLP 2019 Notes; and
•	$300,000,000 principal amount of CPLP 2020 Notes.

Required Approval at the Meeting

At the Meeting, holders of CPLP Notes will be asked to consider and vote on the Note Exchange Resolution. To be effective, the Note Exchange Resolution must be approved by holders of not less than 66 2/3% of the principal amount of the CPLP Notes, voting together as a single class, represented in person or by proxy, at the Meeting and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out at Exhibit A of this Circular.

Quorum at the Meeting

Holders of at least 51% of the principal amount of the outstanding CPLP Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than 21 nor more than 60 days later than the date originally scheduled for the Meeting, and to such place and time as may be determined by the chairman of the Meeting and for which not less than ten days’ notice shall be given to CPLP Noteholders. At the adjourned meeting, the CPLP Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

General

The proxy delivered with this Circular provides a means for a registered CPLP Noteholder to vote for or against the Note Exchange Resolution. The proxy further provides that if a registered CPLP Noteholder using the proxy does not specify whether such CPLP Notes are to be voted for or against a resolution, the proxyholder will vote FOR the Note Exchange Resolution.

The CPLP Notes have been issued in the form of global certificates registered in the name of CDS and, as such, CDS is the sole registered CPLP Noteholder. Only registered CPLP Noteholders, or their duly appointed proxyholders, have the right to vote at a Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholders, may only vote the CPLP Notes in accordance with instructions received from the beneficial CPLP Noteholders. Beneficial CPLP Noteholders as of the Record Date wishing to vote their CPLP Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their CPLP Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholders, as to how to vote their CPLP Notes at the Meeting.

Notwithstanding the foregoing, the Note Exchange Resolution authorizes CPLP, without further notice to or approval of the CPLP Noteholders, to revoke the Note Exchange Resolution at any time prior to the completion of the Note Exchange Transaction. Furthermore, CPLP reserves the right to cancel the Meeting at any time prior to commencement of the Meeting.

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INFORMATION CONCERNING CPLP

CPLP is a limited partnership established under the laws of the Province of Ontario, pursuant to a limited partnership agreement. The general partner of CPLP is the General Partner, which is wholly-owned by Capital Power (subject to the one special limited voting share of the General Partner held by EPCOR) and is incorporated pursuant to the Business Corporations Act (Alberta). The principal business office of CPLP is located at Suite 1200, 10423 - 101 Street NW, Edmonton, Alberta, Canada, T5H 0E9. The registered office of CPLP is located at 77 King Street West, Suite 400, Toronto, Ontario, Canada, M5H 0A1.

CPLP is an indirect wholly-owned subsidiary of Capital Power (subject to the one special limited voting share of the General Partner that is held by EPCOR).

Principal Holders of CPLP Notes

Other than as set forth in the following table, to the knowledge of CPLP, no person beneficially owns or exercises control or direction over 10% or more of the issued and outstanding CPLP Notes:

Name of Noteholder	Principal Amount of CPLP Notes	Percentage of CPLP Notes
Letko, Brosseau & Associates, Inc.	$126,000,000	22.95%

INFORMATION CONCERNING CAPITAL POWER

Capital Power was incorporated under the CBCA on May 1, 2009. Headquartered in Edmonton, Alberta, Capital Power develops, acquires, operates and optimizes power generation from a variety of energy sources. Capital Power owns more than 3,200 megawatts (“MW”) of power generation capacity at 17 facilities across North America. An additional 545 MW of owned generation capacity is under construction or in advanced development in Alberta and North Carolina. Capital Power’s asset portfolio includes direct ownership in operating facilities and ownership of a power purchase agreement where Capital Power is entitled to 371 MW of electricity output from unit 5 and unit 6 of the Sundance power facility that is owned by TransAlta Corporation.

On July 9, 2009, the Company issued 21.750 million common shares at $23.00 per share pursuant to its initial public offering (the “IPO”). The net proceeds from the IPO were used as partial consideration in connection with the spin-off of the business of the EPCOR Power Group and the acquisition of an approximate 28% equity interest in CPLP. CPLP purchased assets of the EPCOR Power Group from EPCOR and its subsidiaries through a series of transactions (the “Reorganization”), in connection with which 56.625 million exchangeable common limited partnership units of CPLP (“Exchangeable LP Units”), representing approximately a 72% equity interest in CPLP, and 56.625 million accompanying Special Voting Shares of Capital Power were issued to EPCOR. Since the date of the Reorganization, an aggregate of 56.625 million common shares have been issued to EPCOR pursuant to the exchange of all of the Exchangeable LP Units, most of which were sold by EPCOR pursuant to secondary offerings. These transactions have resulted in EPCOR no longer maintaining a direct ownership interest in securities of CPLP (or any accompanying Special Voting Shares) and CPLP becoming a wholly-owned subsidiary of Capital Power (subject to the one special limited voting share of the General Partner that is held by EPCOR).

The chart on the following page generally illustrates Capital Power’s business and the inter-corporate relationships of Capital Power with its shareholders and with CPLP, which directly and indirectly holds the majority of Capital Power’s assets and investments in the electrical power generation business.

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(1)	As at the date of this Circular, EPCOR held the one special limited voting share of Capital Power and the one special limited voting share of the General Partner.

(2)	Indirectly held through Capital Power LP Holdings Inc., a subsidiary of Capital Power.

Consolidated Capitalization

Since September 30, 2015, there have been no material changes in the consolidated capitalization of Capital Power. In addition, since the financial results of CPLP are consolidated with the financial results of Capital Power the Note Exchange Transaction will not affect Capital Power’s consolidated capitalization.

Earnings Coverage Ratios

The following earnings coverage ratios have been calculated on a consolidated basis for the respective 12-month periods ended December 31, 2014 and September 30, 2015.

Assuming the declaration of dividends, the interest requirements and dividend obligations for Capital Power, adjusted to a before-tax equivalent using an effective income tax rate of 25% for 2014 and 26% for 2015, amounted to $116 million and $122 million, respectively, for the 12-month periods ended December 31, 2014 and September 30, 2015. The consolidated earnings of Capital Power for the 12-month period ended December 31, 2014 before interest on long-term debt and income taxes and non-controlling interests amounted to $224 million, which is 1.8 times Capital Power’s consolidated interest requirements and dividend obligations. The consolidated earnings of Capital Power for the 12-month period ended September 30, 2015 before interest on long-term debt, income taxes and non-controlling interests amounted to $254 million, which is 2.0 times Capital Power’s consolidated interest requirements and dividend obligations.

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Capital Power’s interest requirements will not be affected by the Note Exchange Transaction, as the long-term unsecured unsubordinated debt of CPLP (which includes the CPLP Notes) is already reported by Capital Power on a consolidated basis.

DESCRIPTION OF CAPITAL POWER NOTES

The following description is a brief summary of the material attributes and characteristics applicable to all maturities of medium terms notes (the “Notes”) to be issued by Capital Power pursuant to the Capital Power Indenture (including those to be issued in connection with the Note Exchange Transaction), which summary does not purport to be complete, and is qualified in its entirety by reference to the provisions of the Capital Power Indenture. A summary description of the variable terms of each maturity of Capital Power Notes to be issued in connection with the Note Exchange Transaction is attached as Exhibit B to this Circular.

The following summary uses words and terms that are defined in the Capital Power Indenture (some of which are set forth below in the section entitled “Description of Capital Power Notes - Definitions”).

Attached as Exhibit C to this Circular are a blackline of the Capital Power Indenture showing the changes made from the CPLP Indenture and blacklines of the draft Capital Power Supplemental Indentures showing the changes made from the CPLP Supplemental Indentures.

General

The Notes will be issued under the Capital Power Indenture. The aggregate principal amount of Notes authorized under the Capital Power Indenture will be unlimited and Notes may be issued from time to time in one or more series thereunder. The register and transfer books for Notes will be kept at the principal offices of the Capital Power Note Trustee in the Cities of Calgary, Alberta and Toronto, Ontario. The terms of each series of Notes will be specified in a terms schedule or, at the option of Capital Power, a supplemental indenture to the Capital Power Indenture.

Term and Denomination

The Notes will have maturities of not less than one year and will be issuable in denominations of $1,000 and integral multiples thereof, or the approximate equivalent thereof, at the date of issue, in other currencies. The Notes may be issued in Canadian dollars or any foreign currency or currency unit as determined at the time of issue.

Interest

The Notes will bear interest at a fixed or floating rate as specified in the Notes and any applicable supplemental trust indenture.

Rank

The Notes will be direct unsecured obligations of Capital Power. The Notes of each series will rank equally and pari passu with each other and with Notes of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of Capital Power, except as to sinking fund provisions applicable to different series of Notes and other similar types of obligations of Capital Power.

CPLP Guarantee

The obligations of Capital Power under the Capital Power Indenture and the Notes will be fully and unconditionally guaranteed on a senior unsecured basis by CPLP (the “CPLP Guarantee”). The CPLP Guarantee will be:

•	a general unsecured obligation of CPLP;

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•	pari passu in right of payment with any present or future senior unsecured indebtedness of CPLP;
•	effectively subordinated to any present or future senior secured indebtedness incurred from time to time by CPLP, to the extent of the value of the assets of CPLP securing such indebtedness; and
•	senior in right of payment to any present or future subordinated indebtedness of CPLP.

In addition, in the event that CPLP is involved in any transaction or series of transactions (whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any one or more Material Subsidiaries of Capital Power in accordance with the covenant described in paragraph (c) of the section below entitled “Negative Covenants”, then Capital Power shall cause each such Material Subsidiary to promptly (and in any event within 10 business days) execute and deliver a joint and several guarantee in substantially the same form as the CPLP Guarantee (collectively with the CPLP Guarantee, the “Note Guarantees”).

The Note Guarantees will be released upon the occurrence of any of the following:

(a)	in the event of (A) a sale or other disposition of all or substantially all of the assets of a Note Guarantor, by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, to a person that is not (either before or after giving effect to such transaction) Capital Power or a Material Subsidiary, provided that upon the completion of such sale or other disposition, such Note Guarantor ceases to exist, or (B) a sale or other disposition of the securities of a Note Guarantor such that it ceases to be a Material Subsidiary, in the case of each of the foregoing subclauses (A) and (B) to the extent that such sale or other disposition complies with the covenant described in paragraph (c) of the section below entitled “Negative Covenants” (both in respect of Capital Power and the Note Guarantor);

(b)	upon payment in full in cash of the principal of, accrued and unpaid interest and Premium (if any) on, the Notes; or

(c)	upon Capital Power exercising its defeasance options under the Capital Power Indenture, or upon satisfaction and discharge of the Capital Power Indenture in accordance with its terms.

Global Capital Power Notes

Each issue of Notes will be issued in the form of one global note in definitive form (“Global Note”) that will be issued in the name of and deposited with CDS and held by or on behalf of CDS as custodian for institutions which participate (“BEO Participants”) directly or indirectly in CDS’ book-entry only registration system and beneficial interests in such Global Note will be represented through book-entry accounts of BEO Participants on behalf of beneficial owners of Notes. Except as described below, no holder of a Note will be entitled to a certificate or other instrument from Capital Power or CDS evidencing the holder’s ownership of such Note. CDS will be responsible for establishing and maintaining book-entry accounts for the BEO Participants having interests in Global Notes. The ability of a beneficial owner of an interest in a Note represented by a Global Note to pledge the Note or otherwise take action with respect to such holder’s interest in a Note represented by a Global Note (other than through a BEO Participant) may be limited due to the lack of a physical certificate.

Neither Capital Power nor the Capital Power Note Trustee have or will have any liability for (i) the records maintained by CDS relating to beneficial interests in a Global Note or the book-entry accounts maintained by CDS, (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests or (iii) any advice or representation made or given by CDS or made or given herein with respect to the rules of CDS or any action to be taken by CDS or at the direction of its BEO Participants.

Purchasers of Notes represented by a Global Note will receive Notes in their name only (“Definitive Notes”): (i) if Capital Power determines or CDS notifies Capital Power that CDS is no longer willing, able or qualified to discharge properly its responsibilities as holder of Global Notes and Capital Power is unable to locate a qualified successor; (ii) if Capital Power elects, in respect to any series of Notes, to terminate the book-entry only registration of such Notes through CDS; (iii) CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Capital Power is unable to locate a qualified successor; or (iv) in certain other circumstances.

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Payment of Principal and Interest

Unless otherwise specified with respect to a particular series, interest on each interest bearing Note will be payable semi-annually in arrears and in equal instalments. Payments of interest on each Definitive Note will be made by cheque payable on the interest payment date and mailed by prepaid ordinary mail to the address of the holder of the Notes appearing on the register of Notes maintained by the Capital Power Note Trustee on the applicable record date unless otherwise directed by the holder of such Notes. If payment of interest is made by cheque, such cheque shall be forwarded at least three business days prior to the applicable interest payment date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable interest payment date. Payment of principal will be made by the Capital Power Note Trustee upon surrender of the Definitive Note at the Corporate Trust Office of the Capital Power Note Trustee or such other place or places as may be designated for such purpose by Capital Power and the Capital Power Note Trustee.

Payments of principal and interest on each Global Note will be made or caused to be made by Capital Power to CDS as registered holder of such Global Note. As long as CDS is the registered owner of the Global Note, CDS will be considered the sole owner of such Global Note for the purposes of receiving payment on the Global Note and for all other purposes under the Capital Power Indenture and the Notes.

Unless otherwise specified with respect to a particular series, if the date for payment of any amount of principal or interest in respect of any Note is not a business day at the place of payment, then payment will be made on the next business day at such place and the holder of such Note will not be entitled to any further interest or other payment in respect of the delay.

Capital Power understands that CDS, upon receipt of any payment in respect of a Global Note, will credit BEO Participants’ accounts on the date such payment is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS. Capital Power also understands that payments by BEO Participants to the owners of beneficial interests in such Global Note held through such BEO Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such BEO Participants. The responsibility and liability of Capital Power and the Capital Power Note Trustee in respect of payments on Notes represented by Global Notes is limited solely and exclusively, while the Notes are in registered Global Note form, to making payment of amounts due on such Global Note to CDS.

Payments of interest and principal will be made in the currency in which the Note is denominated, unless otherwise specified with respect to a particular series.

Payment of principal, premium (if any) and interest on the Notes in accordance with the Capital Power Indenture shall satisfy and discharge the liability of Capital Power with respect to such payment under such Notes unless, in the case of payment by cheque, such cheque is not honoured upon presentation.

Transfer and Exchange of Capital Power Notes

Transfers of beneficial ownership of Notes represented by a Global Note will be effected through records maintained by CDS for such Global Note (with respect to interests of BEO Participants) and on the records of BEO Participants (with respect to interests of persons other than BEO Participants). Beneficial owners of Notes represented by Global Notes who are not BEO Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Notes may do so only through BEO Participants.

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Registered holders of Definitive Notes will be able to transfer such Notes upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Definitive Note to the registrar (being the Capital Power Note Trustee or such other person as may be designated by Capital Power) for the Notes at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario, or such other city or cities as may from time to time be designated by Capital Power, whereupon new Definitive Notes will be issued in authorized denominations in the same aggregate principal amount as the Notes so transferred, registered in the names of the transferees. No transfer of a Note will be registered unless such transfer is made by the registered holder of the Note or the legal representative of the registered holder in accordance with the Capital Power Indenture. In addition, Capital Power and the Capital Power Note Trustee will not be required to give effect to any transfer of Notes between the date of selection of any Notes to be redeemed and the mailing of notices of redemption to holders or in respect of Notes that have been selected or called for redemption.

Redemption and Purchase for Cancellation

The Notes will not be redeemable by Capital Power or repayable at the option of the holder prior to maturity unless otherwise specified with respect to a particular series.

Unless otherwise specified with respect to a particular series, Capital Power will be permitted, at any time and from time to time, so long as no Event of Default has occurred and is continuing, to purchase all or any Notes for cancellation in the open market, by tender or by private contract, at any price.

Financial Covenants

The Capital Power Indenture will include a covenant that Capital Power will not incur any obligation that would be included in the calculation of Consolidated Debt if, at the time of and immediately following any such incurrence, the ratio of Consolidated Debt to Consolidated Capitalization exceeds 0.75 to 1.0 (calculated on a pro forma basis assuming such incurrence has occurred).

Capital Power will also covenant with the Capital Power Note Trustee that, for so long as any Notes remain outstanding, Capital Power shall not make any distribution on the Capital Power Shares (other than issuances of additional Capital Power Shares) or redeem, reduce, purchase or otherwise retire or pay off any Capital Power Shares or Subordinated Debt if: (i) immediately thereafter, Consolidated Debt would be in excess of 75% of Consolidated Capitalization; or (ii) a Default or Event of Default has occurred and is continuing or would reasonably be expected to result therefrom.

Negative Covenants

The Capital Power Indenture will provide that, for so long as any Notes remain outstanding, neither Capital Power nor any Material Subsidiary will:

(a)	Negative Pledge — except for Permitted Encumbrances, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or acquired after the date of the Capital Power Indenture;

(b)	Indebtedness for Borrowed Money — create, assume or otherwise incur any indebtedness for borrowed money, except: (i) other Senior Unsecured Debt, (ii) Subordinated Debt, (iii) Purchase Money Obligations, (iv) Capital Lease Obligations, (v) other secured indebtedness for borrowed money in an aggregate amount not exceeding the greater of (A) 2% of Consolidated Assets and (B) $100,000,000, (vi) Non-Recourse Debt, and (vii) indebtedness among Capital Power and its Material Subsidiaries; and

(c)	Restrictions on Dispositions — directly or indirectly, make any sale, exchange, lease, transfer or other disposition of (i) all or substantially all of its properties, rights or assets (on a consolidated basis) to any person (other than (A) a disposition to Capital Power or a Material Subsidiary, or (B) a disposition pursuant to a transaction in respect of which the requirements set forth under “Reorganization, Amalgamation and Sale of Assets” below are complied with, or (C) a disposition of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value, unless such Material Subsidiary holds all or substantially all of the assets of Capital Power on a consolidated basis), or (ii) any substantial part of its properties, rights or assets (on a consolidated basis) if such disposition has or would reasonably be expected to have a Material Adverse Effect.

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Events of Default

The occurrence of any one or more of the following events or circumstances will constitute an event of default (“Event of Default”) under the Capital Power Indenture:

(a)	the failure of Capital Power to pay the principal amount of any Note, or any Premium, yield maintenance amount or sinking fund payment that is applicable thereto, when due for payment under such Note;

(b)	the failure of Capital Power to pay (i) any interest when due under a Note and such failure shall have continued for a period of 30 days thereafter, or (ii) any other amount (other than principal, interest, Premium, a yield maintenance amount or a sinking fund payment) when due under the Capital Power Indenture and such failure shall have continued for a period of 30 days thereafter;

(c)	certain voluntary events of bankruptcy, insolvency, reorganization, arrangement, adjustment, winding up, liquidation, dissolution or composition relating to Capital Power or a Material Subsidiary;

(d)	certain involuntary events of bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidation or the like relating to Capital Power or a Material Subsidiary or all or any substantial part of its assets and (i) such cause, proceeding or other action results in an order for relief or any such adjudication or appointment and such order is not stayed or otherwise effectively reversed within 30 days thereof, and in the interim Capital Power or such Subsidiary is diligently pursuing a reversal, or (ii) such cause, proceeding or other action shall continue un-dismissed or un-stayed and in effect for any period of 60 consecutive days; provided that such involuntary event shall not apply to any proceeding brought by a Non-Recourse Creditor which does not affect or relate to any asset which is not a Non-Recourse Asset;

(e)	if Capital Power or any Material Subsidiary is in default under any term or provision of any agreement evidencing indebtedness for borrowed money (other than the Capital Power Indenture and any agreement evidencing Non-Recourse Debt of Capital Power or any Material Subsidiary but including, unless constituting Non-Recourse Debt, any agreement evidencing a Capital Lease or a Derivative) between itself and any lender (which, for purposes of the Capital Power Indenture, shall include any lessor under a Capital Lease and a counterparty under a Derivative) and as a result of such default such lender shall have accelerated (and not rescinded such acceleration of) the repayment of any indebtedness of Capital Power or such Subsidiary, or if any lender shall demand repayment of any indebtedness which is repayable on demand and is owing to it by Capital Power or such Subsidiary and such demand is not withdrawn, or such indebtedness shall not be paid within the time required by law, and in any such case the aggregate amount of all such indebtedness (or termination amounts in the case of Derivatives) outstanding at any one time to which all such defaults or demands relate is in excess of the Threshold Amount;

(f)	if final judgments for the payment of money aggregating in excess of the Threshold Amount will be rendered against Capital Power or any Material Subsidiary (otherwise than in respect of Non- Recourse Debt) and the same will remain undischarged and not effectively stayed or appealed for a period of the lesser of 30 days and the relevant period under the laws of the applicable jurisdiction during which such judgments may be appealed;

(g)	if a writ, execution, attachment or similar process is issued or levied against all or a substantial portion of the property of Capital Power or any Material Subsidiary (otherwise than against a Non-Recourse Asset by or on behalf of a Non-Recourse Creditor) in connection with any judgment or judgments against Capital Power or such Subsidiary aggregating in excess of the Threshold Amount and such writ, execution, attachment or similar process is not released, satisfied, discharged, vacated or stayed within 30 days after Capital Power or such Subsidiary has notice of its entry, commencement or levy;

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(h)	if any encumbrancers or lienors take possession of any part of the property of Capital Power or any Material Subsidiary which property has a fair market value aggregating in excess of the Threshold Amount, or if execution or other similar process is enforced against such property and such taking of possession or enforcement is not being contested by Capital Power or such Subsidiary in good faith and the encumbrancer or lienor remains in possession for any period of 60 consecutive days; provided that this paragraph (h) shall not apply to any taking of possession or enforcement by a Non-Recourse Creditor against a Non-Recourse Asset;

(i)	breach of Capital Power’s covenants under the Capital Power Indenture after giving effect to any applicable grace periods in the Capital Power Indenture; or

(j)	if a Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Capital Power Indenture) or is declared null and void and unenforceable or found to be invalid or a Note Guarantor denies its liability under its Note Guarantee (other than by reason of release of the Note Guarantor from its Note Guarantee in accordance with the terms of the Capital Power Indenture and the applicable Note Guarantee).

Acceleration and Waiver

The Capital Power Indenture will provide that if an Event of Default occurs and is continuing, the Capital Power Note Trustee may declare the principal, the interest, any Premium (otherwise than out of sinking fund amounts) and any other amounts payable on all Notes outstanding on the date of such declaration to be due and payable and such amounts shall immediately become due and payable to the Capital Power Note Trustee; provided, however, that upon the happening of an Event of Default, the holders of not less than 66 2/3% of the principal amount of the Notes then outstanding (or not less than 100% in the case of a failure to make payment of principal or Premium) may requisition the Capital Power Note Trustee to waive such Event of Default and to cancel any declaration that may have been made by the Capital Power Note Trustee, and the Capital Power Note Trustee shall waive such Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition.

Reorganization, Amalgamation and Sale of Assets

So long as any Notes are outstanding, neither Capital Power nor any Material Subsidiary will be permitted to enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any person other than Capital Power or a Material Subsidiary (the “successor”), whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, but excluding a sale of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value, unless such Material Subsidiary holds all or substantially all of the assets of Capital Power on a consolidated basis (each a “Transaction”) unless: (i) in the case of a Transaction involving Capital Power, prior to or contemporaneously with the consummation of such Transaction, (A) the successor will be bound by or have assumed all the covenants and obligations of Capital Power under the Capital Power Indenture; and (B) if the Transaction involves Capital Power, the Capital Power Indenture will be valid and binding obligations of the successor, enforceable against the successor and entitling the Capital Power Note Trustee, as against the successor, to exercise all its rights under the Capital Power Indenture, and provided that the successor shall also execute and/or deliver to the Capital Power Note Trustee such documents (including legal opinions of counsel to the successor), if any, as may, in the opinion of the Capital Power Note Trustee, be necessary to effect or establish (A) and (B) above; (ii) if the Transaction involves Capital Power, the successor is a person organized and existing under the federal laws of Canada or the laws in force in a province of Canada; (iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Capital Power Note Trustee under the Capital Power Indenture; and (iv) no Default or Event of Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction.

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Defeasance

The Capital Power Indenture will provide that if Capital Power deposits or causes to be deposited with the Capital Power Note Trustee, solely for the benefit of the holders of a particular series of Notes stated therein, funds in the applicable currency that is sufficient to provide for payment in full of such series of Notes and all other amounts from time to time due and owing under the Capital Power Indenture which pertain to such Notes, Capital Power shall be deemed to have fully paid, satisfied and discharged all such Notes.

Modification

The Capital Power Indenture will provide that modifications and alterations to the rights, privileges, restrictions and conditions attaching to Notes issued under the Capital Power Indenture may be made if authorized by an extraordinary resolution of holders of such Notes, including the:

(a)	power to sanction any modification of the rights of the holders of such Notes or the Capital Power Note Trustee against Capital Power or any Note Guarantor or against their property;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in the Capital Power Indenture, any Notes or any Note Guarantee which shall be agreed to by Capital Power;

(c)	power to sanction any scheme for the reconstruction or reorganization of Capital Power or for the consolidation, amalgamation or merger of Capital Power or for the transfer or other disposition of the assets of Capital Power or any part thereof;

(d)	power to restrain any holder of Notes from taking or instituting any action for the purpose of enforcing payment of the principal of or interest or Premium on any Notes or for the purpose of executing any trust or power under the Capital Power Indenture;

(e)	power to direct any holder of Notes who, as such, has brought any action, suit or proceeding to stay or discontinue such action;

(f)	power to assent to any compromise or arrangement with any creditor or creditors and with the holders of any securities of Capital Power; and

(g)	power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, debentures or other securities of Capital Power or of any other person.

The term “extraordinary resolution” will be defined in the Capital Power Indenture to mean a resolution passed by the affirmative votes of holders of not less than 66 2/3% of the aggregate principal amount of the Notes who are present in person or represented by proxy at a meeting of holders of such Notes at which holders of at least 51% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy. If the business to be transacted at a meeting of holders of Notes affects the rights of holders of Notes of one or more series in a manner or to an extent that is different from Notes of any other series, the modification will, instead or in addition, require assent by the holders of the required percentage of Notes of such series.

All actions which may be taken and all powers that may be exercised by the holders of Notes at a meeting properly called and constituted may also be taken and exercised by an instrument in writing signed in one or more counterparts by the holders of not less than 66 2/3% of the aggregate principal amount of outstanding Notes in the case of an “extraordinary resolution”.

Subject to those matters which may require the approval of the holders of Notes of a particular series, every resolution properly passed at a meeting of the holders of Notes or properly signed by an instrument in writing, in each case by holders of Notes holding at least the requisite percentage of the outstanding principal amount of the Notes required, shall be binding on all holders of Notes, whether or not they attended or were absent from such meeting or signed such instrument in writing.

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Governing Law

The Capital Power Indenture and the Notes will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada as applicable therein.

Definitions

The Indenture will contain, among others, definitions substantially to the following effect:

“Capital Lease” means any lease of property, real or personal, or any similar arrangement which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is Capital Power or a Subsidiary.

“Capitalized Lease Obligation” means, at any time, the amount of any obligation which would, in accordance with GAAP, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of Capital Power and its Material Subsidiaries.

“Consolidated Assets” means, at any time, an amount equal to the total assets of Capital Power and its Subsidiaries on a consolidated basis as shown on the most recent consolidated financial statements of Capital Power.

“Consolidated Capitalization” means, at any time, the aggregate of Consolidated Equity and Consolidated Debt as shown on the most recent consolidated financial statements of Capital Power.

“Consolidated Debt” means, at any time, an amount equal, without duplication, to the aggregate, as shown on the most recent consolidated financial statements of Capital Power, and determined on a consolidated basis, of:

(a)	the aggregate amount of all obligations, liabilities and indebtedness of Capital Power and its Material Subsidiaries which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of Capital Power and the Material Subsidiaries (but excluding any such indebtedness with a term of 18 months or less, determined as of the time at which such indebtedness is incurred); and

(b)	to the extent, if any, not included in paragraph (a) of this definition:

(i)	Guarantees by Capital Power or any Material Subsidiary of the indebtedness for borrowed money of any other person, limited to any stated maximum in such Guarantees; provided that any such indebtedness for borrowed money of such other person shall include obligations of the kind described in paragraphs (i) through (iv) inclusive of this definition of Consolidated Debt;

(ii)	reimbursement obligations of Capital Power or any Material Subsidiary in respect of letters of credit and letters of guarantee issued in respect of or to secure indebtedness for borrowed money;

(iii)	obligations of Capital Power or any Material Subsidiary:

(A)	to purchase indebtedness for borrowed money or to advance or supply funds for the payment or purchase of such indebtedness of a person, including by way of the purchase of debt securities, other similar obligations or shares; or

(B)	to make any payment, loan, advance, capital contribution or other investment in or to a person, or become or be bound by any agreement to do so, in order to provide funds for the payment of any indebtedness for borrowed money, other than where such person is Capital Power or a Material Subsidiary; and

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(iv)	Capitalized Lease Obligations;

but excluding all Non-Recourse Debt of Capital Power or any Material Subsidiary.

“Consolidated Equity” means, at any time, the consolidated shareholders’ equity of Capital Power (including preferred stock and minority interests) as shown on the most recent consolidated financial statements of Capital Power.

“Corporate Trust Office” means the corporate trust offices of the Capital Power Note Trustee in the Provinces of Alberta and Ontario at which, at any particular time, its corporate trust business related to the Capital Power Indenture shall be administered, which offices, at the date hereof, are located at: (i) Suite 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, and (ii) 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

“Default” means any event or circumstance which, with the giving of notice or lapse of time, would constitute an Event of Default.

“Derivative” means a forward, future or swap transaction or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions), whether or not any such transaction contemplates physical or financial settlement of the underlying asset, traded on an exchange or “over the counter”, together with any master agreement or credit support document relating to any of these transactions, all of which are typically entered into for the managing, mitigating or eliminating of risks relating to interest rate, currency or commodity price fluctuations.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada.

“Guarantee” means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, indemnify for non-payment of or otherwise become liable in respect of, any obligation of any person.

“Material Adverse Effect” means a material adverse effect on the ability of Capital Power to perform its material obligations under the Capital Power Indenture.

“Material Subsidiary” means any Subsidiary of Capital Power whose assets represent more than 5% of Consolidated Assets of Capital Power.

“Non-Recourse Assets” means assets owned, directly or indirectly, by Capital Power or a Subsidiary which meet all of the following conditions:

(a)           the assets represent all or a portion of a specific Project, whether alone or in association with others; and

(b)           debt is owed to one or more Non-Recourse Creditors, contracted for the purpose of financing the costs (or a portion thereof) of such Project, or an improvement to such Project;

provided that, upon the debts or liabilities to such creditors in respect of such debt being repaid, such assets shall then cease to be Non-Recourse Assets.

“Non-Recourse Creditor” means a creditor whose recourse for Non-Recourse Debt is limited to a Non-Recourse Asset (i) to the exclusion of any and all other recourse, whether directly or indirectly by way of Guarantees or otherwise against Capital Power or any of its Subsidiaries in respect of such debt or liability, or (ii) if other recourse is provided by Capital Power or a Subsidiary, such recourse is limited to a specific or determinable amount, and if such recourse constitutes Consolidated Debt, shall be included as such for so long as such recourse is in effect, without disqualifying the debt in respect of which there is no recourse from being Non-Recourse Debt, nor disqualifying the subject assets from being Non-Recourse Assets, nor disqualifying the creditor to whom such recourse is provided from being a Non-Recourse Creditor.

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“Non-Recourse Debt” means debt contracted for the purpose of financing all or a portion of the costs of a specific Project (or improvements thereto) and due or otherwise owing to a Non-Recourse Creditor.

“Note Guarantors” means CPLP and each Material Subsidiary that provides a Note Guarantee, in each case until such person is released from its Note Guarantee in accordance with the terms described in the third paragraph of the section entitled “Description of Capital Power Notes – CPLP Guarantee”.

“Permitted Encumbrances” means any of the following:

(a)	any Security Interest existing as of November 16, 2010, or arising thereafter pursuant to contractual commitments entered into prior to such date;

(b)	any Security Interest created, incurred or assumed to secure any Purchase Money Obligation or Capitalized Lease Obligation;

(c)	any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d)	any Security Interest in favour of any Subsidiary;

(e)	any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with Capital Power or a Material Subsidiary, or such property is otherwise acquired by Capital Power or a Material Subsidiary;

(f)	any Security Interest securing indebtedness for borrowed money permitted under “Negative Covenants — (b) Indebtedness for Borrowed Money — (v) other secured indebtedness for borrowed money in an aggregate amount not exceeding the greater of (A) 2% of Consolidated Assets and (B) $100,000,000” that is noted above;

(g)	Security Interests created by Capital Power or any Material Subsidiary (i) in cash or marketable securities, or (ii) in reciprocal amounts owed to any counterparty to any Derivatives, clearing/exchange accounts, or netting arrangements, or (iii) through contractual set-off arrangements;

(h)	Security Interests in cash collateral posted by Capital Power pursuant to the credit agreements governing other Senior Unsecured Debt in connection with bankers acceptances and letters of credit issued thereunder;

(i)	any Security Interest in respect of:

(i)	liens for taxes, duties and assessments or securing workers compensation assessments, employment insurance or other social security obligations; provided however, that if any such taxes, duties or assessments are then overdue, Capital Power or any Material Subsidiary shall be contesting the same in good faith;

(ii)	any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(iii)	any obligations or duties, affecting the property of Capital Power or any Material Subsidiary, to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Capital Power or such Material Subsidiary under government permits, leases or other grants, which obligations, duties and defects, in the aggregate, do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Capital Power or such Material Subsidiary;

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(iv)	any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens;

(v)	the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof;

(vi)	any undetermined or inchoate liens and charges incidental to the operations of Capital Power or any Material Subsidiary that have not been filed against Capital Power or such Material Subsidiary; provided, however, that if any such lien or charge shall have been filed, Capital Power or such Material Subsidiary shall be contesting the same in good faith;

(vii)	any Security Interest the validity of which is being contested by Capital Power or any Material Subsidiary in good faith or payment of which has been provided for by deposit with the Capital Power Note Trustee of an amount in cash sufficient to pay the same in full;

(viii)	any easements, rights-of-way and servitudes (including, without limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that, in the opinion of Capital Power, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Capital Power or Material Subsidiary;

(ix)	Security Interests in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of business of Capital Power or any Material Subsidiary in connection with operations of Capital Power or any such Subsidiary if such Security Interest does not, either alone or in the aggregate, materially impair the conduct of the business of Capital Power or any such Subsidiary;

(x)	any liens and privileges arising out of judgments or awards with respect to which Capital Power or any Material Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; and

(xi)	any other liens of a nature similar to the foregoing which do not, in the opinion of Capital Power, materially impair the use of the property subject thereto, or the operation of the business of Capital Power or any Material Subsidiary, or the value of such property for the purpose of such business; and

(j)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements), in whole or part, of any Security Interest referred to in the foregoing clauses (a) through (i) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the indebtedness secured thereby is not increased.

“Premium” means, with respect to any Note at a particular time, the excess, if any, of the then applicable Redemption Price of such Note, excluding interest, over the principal amount of such Note.

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“Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of Capital Power or a Subsidiary, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Redemption Price” means, in respect of a Note, the amount, including interest, if any, payable on the Redemption Date (as defined in the Capital Power Indenture) fixed for such Note.

“Security Interest” means any assignment by way of security, mortgage, charge, pledge, lien, encumbrance, title retention agreement (excluding Capital Leases and operating leases) or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not.

“Senior Unsecured Debt” means, with respect to Capital Power, the most senior unsecured and unsubordinated indebtedness for borrowed money of Capital Power (including, for certainty, all indebtedness and obligations of Capital Power with respect to letters of credit, bankers acceptances and LIBOR loans).

“Subordinated Debt” means all Consolidated Debt, the repayment of which is subordinated upon the occurrence of an event or circumstance which is an Event of Default under the Indenture both as to principal and interest to the payment of all amounts payable by Capital Power under the Capital Power Indenture or payable by any Note Guarantor under each Note Guarantee, as the case may be.

“Subsidiary” means with respect to an entity:

(a)	any corporation of which such entity, alone or in conjunction with its other Subsidiaries, owns (legally or beneficially) an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors regardless of the manner in which other Voting Shares are voted;

(b)	any partnership of which, at the time, such entity, alone or in conjunction with its other Subsidiaries, directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or

(c)	any other person that is a legal entity of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such entity, alone or in conjunction with its other Subsidiaries;

and shall include any person in like relation to a Subsidiary. Unless otherwise specifically indicated herein, “Subsidiary” refers to a Subsidiary of Capital Power and includes, unless the context otherwise requires, each Material Subsidiary.

“Threshold Amount” means an amount equal to the greater of (i) 2% of Consolidated Assets of Capital Power and (ii) $100,000,000.

“Voting Shares” means share capital or capital stock of any class of any corporation which carries voting rights to elect the board of directors under all circumstances.

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CREDIT RATINGS

As of the date of this Circular, CPLP has received a BBB rating with a stable trend from DBRS and a BBB- rating with a stable outlook from S&P, in each case, in respect of the CPLP Notes.

On November 19, 2015, each of DBRS and S&P publicly announced that it expects to assign the same rating to the Capital Power Notes that it has assigned to the CPLP Notes.

DBRS’ rating of BBB is the fourth highest rating of DBRS’ ten rating categories, which range from a high of AAA to a low of D. With the exception of the AAA and D categories, DBRS uses “high” or “low” designations to indicate the relative standing of the securities being rated within a particular rating category, while the absence of either a high or low designation indicates the rating is in the “middle” of the category. According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, however, may be vulnerable to future adverse economic events.

S&P’s rating of BBB- is the fourth highest rating of S&P’s ten rating categories, which range from a high of AAA to a low of D. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. They are not, however, recommendations to purchase, hold or sell the securities of Capital Power as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

Capital Power made customary payments to each of DBRS and S&P in connection with the assignment of ratings on the Capital Power Notes and will make payments to such ratings agencies in connection with the confirmation of such ratings for purposes of this Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations of the Note Exchange Transaction and the ownership of the Capital Power Notes acquired pursuant to the Note Exchange Transaction under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), generally applicable to a CPLP Noteholder who, for purposes of the Tax Act, holds the CPLP Notes and will hold any Capital Power Notes acquired on the Note Exchange Transaction as capital property, deals at arm’s length with Capital Power and CPLP, and who disposes of the CPLP Notes pursuant to the Note Exchange Transaction. Generally, the CPLP Notes and Capital Power Notes acquired on the Note Exchange Transaction will be considered to be capital property to a CPLP Noteholder for the purposes of the Tax Act unless the holder holds such notes or debentures in the course of carrying on a business of trading or dealing in securities or has acquired or holds them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decisions or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

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This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice or representations to any particular CPLP Noteholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, CPLP Noteholders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to them.

Residents of Canada

This part of the summary is applicable only to an CPLP Noteholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is resident, or deemed to be resident, in Canada, and is not affiliated with Capital Power or CPLP (a “Resident Noteholder”). This summary is not applicable to a CPLP Noteholder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) an interest in which would be a “tax shelter investment”, as defined in the Tax Act, (iii) that is a “specified financial institution”, as defined in the Tax Act, (iv) that has made a “functional currency” election under section 261 of the Tax Act, (v) that has, or will, enter into a “derivative forward agreement” as defined in the Tax Act in respect of the CPLP Notes or Capital Power Notes or (vi) that is exempt from tax under Part I of the Tax Act.

Certain Resident Noteholders whose CPLP Notes and Capital Power Notes acquired on the Note Exchange Transaction might not otherwise constitute capital property should consult their own tax advisors regarding whether they may be entitled to have their CPLP Notes, Capital Power Notes and all other “Canadian securities” (as defined in the Tax Act) owned in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

The Note Exchange Transaction

As is described in greater detail below, the Note Exchange Transaction will not be a tax deferred or “rollover” transaction and will be a taxable transaction to a Resident Noteholder. Resident Noteholders are urged to consult their own legal and tax advisors with respect to the tax consequences of the Note Exchange Transaction.

If the Note Exchange Resolution is approved, each Resident Noteholder of the applicable CPLP Notes will be considered to have disposed of such CPLP Notes upon the consummation of the Note Exchange Transaction on the Effective Date. A Resident Noteholder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary generally will be required to include in income the amount of interest accrued or deemed to accrue on the CPLP Notes up to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Resident Noteholder’s income for the year or a preceding taxation year. Any other Resident Noteholder, including an individual and a trust of which neither a corporation nor a partnership is a beneficiary, will be required to include in income for a taxation year any interest on the CPLP Notes received or receivable by such Resident Noteholder in the year (depending on the method regularly followed by the Resident Noteholder in computing income) except to the extent that such amount was otherwise included in its income for a preceding taxation year.

In general, a Resident Noteholder also will realize a capital gain (or capital loss) on the disposition of the CPLP Notes equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Noteholder’s income as interest and net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base to the Resident Noteholder of the notes so disposed of. The tax treatment of any such capital gain (or loss) is described below under the heading “Taxation of Capital Gains and Losses”. A Resident Noteholder’s proceeds of disposition will be equal to the fair market value (on the Effective Date) of the Capital Power Notes received on the Note Exchange Transaction. For this purpose, the fair market value of the Capital Power Notes issued pursuant to the Note Exchange Transaction may be different from the amount of the principal thereof.

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Taxation of Capital Power Notes

A Resident Noteholder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on Capital Power Notes that accrues or is deemed to accrue to the Resident Noteholder to the end of that taxation year or becomes receivable or is received by the Resident Noteholder before the end of that taxation year, except to the extent that such interest was otherwise included in the Resident Noteholder’s income for a preceding taxation year. Any other Resident Noteholder, including an individual and a trust of which neither a corporation nor a partnership is a beneficiary, will be required to include in computing its income for a taxation year any interest on Capital Power Notes received or receivable by such Resident Noteholder (depending on the method regularly followed by the Resident Holder in computing income), except to the extent that the interest was included in the Resident Noteholder’s income for a preceding taxation year. Where a Resident Noteholder is required to include an amount in income on account of interest on the Capital Power Notes in respect of a period prior to the Effective Date, the Resident Noteholder should be entitled to a deduction in computing income of an equivalent amount but also should be required to reduce its adjusted cost base in respect of such Capital Power Notes by an equivalent amount.

On a disposition or a deemed disposition of the Capital Power Notes (including on a redemption, repayment or purchase by Capital Power), a Resident Noteholder generally will be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition (including an amount paid to a Resident Noteholder in excess of the principal amount of a Capital Power Note on a redemption prior to maturity and that is deemed to be interest for the purposes of the Tax Act) or that became receivable or is received on or before the date of disposition, to the extent that such amounts have not otherwise been included in the Resident Noteholder’s income for the year or a preceding taxation year.

In general, a disposition or a deemed disposition of the Capital Power Notes also will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Resident Noteholder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Noteholder of the Capital Power Notes so disposed of. Any such capital gain (or capital loss) will be subject to the treatment described below under the heading “Taxation of Capital Gains and Losses”.

For the purpose of determining the adjusted cost base to a Resident Noteholder of a Capital Power Note acquired by such Resident Noteholder on the Note Exchange Transaction, the cost of the Capital Power Note will be equal to the fair market value (on the Effective Date) of the CPLP Notes so disposed of. The fair market value of a CPLP Note or the CPLP Notes may be different from the amount of the principal thereof.

Taxation of Capital Gains and Losses

Generally, a Resident Noteholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Noteholder in that year. A Resident Noteholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Noteholder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

Other Considerations

A Resident Noteholder that is an individual or a trust (except certain trusts) may be liable for alternative minimum tax as a result of realizing a capital gain. A Resident Noteholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on investment income. For this purpose, investment income will generally include taxable capital gains and interest income.

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Eligibility for Investment

The Capital Power Notes issued on the Note Exchange Transaction will be, on the Effective Date, qualified investments on such date under the Tax Act for a trust governed by a registered retirement savings plan (“RRSPs”), registered retirement income fund (“RRIFs”), registered education savings plan, deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan (“DPSPs”) for which the employer is Capital Power or an entity which does not deal at arm’s length with Capital Power), registered disability savings plan or tax-free savings account (“TFSAs”).

Notwithstanding that the Capital Power Notes may be a qualified investment for a trust governed by a RRSP, RRIF or TFSA, the annuitant of a RRSP or RRIF or the holder of a TFSA, as the case may be, will be subject to a penalty tax on such Capital Power Notes held in the RRSP, RRIF or TFSA if such Capital Power Notes are a “prohibited investment” within the meaning of the Tax Act. The Capital Power Notes will generally be a “prohibited investment” if the annuitant of the RRSP or RRIF or the holder of the TFSA does not deal at arm’s length with Capital Power for the purposes of the Tax Act or the annuitant of the RRSP or RRIF or the holder of the TFSA has a “significant interest”, within the meaning of the Tax Act, in Capital Power. Annuitants of a RRSP or RRIF or a holder of a TFSA should consult with their own tax advisors as to whether the Capital Power Notes will be prohibited investments in their particular circumstances.

Non-Residents of Canada

This part of the summary is generally applicable to a CPLP Noteholder who, at all relevant times and for purposes of the Tax Act and any applicable income tax treaty or convention, (i) is neither resident nor deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, the Capital Power Notes acquired on the Note Exchange Transaction in connection with carrying on business in Canada, (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the CPLP Noteholder disposes of Capital Power Notes, (iv) is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada or elsewhere and (v) is not an “authorized foreign bank”, all for the purpose of the Tax Act (a “Non-Resident Noteholder”).

The following portion of this summary is not applicable to a Non-Resident Noteholder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of CPLP or Capital Power or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of CPLP or Capital Power. Generally, for this purpose, a “specified shareholder” is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares or units, as applicable, of the capital stock of CPLP or Capital Power that either (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders or unitholders, as applicable, or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares or units, as applicable, of the capital stock of CPLP or Capital Power. Such Non-Resident Noteholders should consult their own tax advisors.

The following portion of this summary assumes that no interest paid or payable on the CPLP Notes or the Capital Power Notes acquired on the Note Exchange Transaction will be in respect of a debt or other obligation to pay an amount to a person with which CPLP and Capital Power do not deal at arm’s length, within the meaning of the Tax Act.

No tax on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Noteholder in respect of the Note Exchange Transaction and in respect of the acquisition, ownership, redemption or disposition of Capital Power Notes.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Note Exchange Transaction and the ownership of the Capital Power Notes acquired pursuant to the Note Exchange Transaction. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Capital Power Notes in the Note Exchange Transaction and you hold your CPLP Notes and Capital Power Notes as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns CPLP Notes or Capital Power Notes that are a hedge or that are hedged against interest rate or currency risks, a person that owns CPLP Notes or Capital Power Notes as part of a straddle or conversion transaction for tax purposes, a person that purchases or sells CPLP Notes or Capital Power Notes as part of a wash sale for tax purposes, a person subject to the alternative minimum tax, or a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It does not discuss U.S. state and local taxes or U.S. federal estate and gift tax issues.

Please consult your own tax advisors concerning the consequences of the Note Exchange Transaction and the ownership of the Capital Power Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of CPLP Notes or Capital Power Notes, as applicable, that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to U.S. federal income tax regardless of its source or (d) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in a partnership receiving Capital Power Notes in the Note Exchange Transaction or holding the Capital Power Notes will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding CPLP Notes or Capital Power Notes should consult its own tax advisors with regard to the U.S. federal income tax treatment of the Note Exchange Transaction and ownership of the Capital Power Notes.

Tax Classification

The U.S. federal income tax treatment of the Note Exchange Transaction and the Capital Power Notes depends on whether the Capital Power Notes and CPLP Notes are treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under U.S. Treasury regulations, the notes generally are subject to the rules applicable to contingent payment debt instruments if they provide for an alternative payment schedule upon the occurrence of a contingency other than a remote or incidental contingency. However, if the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and one of such schedules is significantly more likely than not to occur, such rules do not apply.

Capital Power has the option to redeem the Capital Power Notes for a redemption price that may differ from the principal amount of the Capital Power Notes. However, Capital Power intends to take the position that (a) the timing and amounts that comprise each payment schedule on the Capital Power Notes are known as of the issue date and (b) it is significantly more likely than not, as of the issue date, that it will not exercise its option to redeem the Capital Power Notes. However, Capital Power makes no prediction or representation as to whether it will or will not redeem the Capital Power Notes.

Accordingly, Capital Power does not intend to treat the Capital Power Notes as subject to the contingent payment debt instrument rules. This determination is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which a Capital Power Note was acquired. This determination is not, however, binding on the U.S. Internal Revenue Service (“IRS”). The application of the contingent payment debt instrument rules to the Capital Power Notes is unclear, and if the IRS were to challenge this determination or to treat the CPLP Notes as contingent payment debt instruments, the tax consequences to a U.S. Holder could differ materially and adversely from those discussed herein. You are urged to consult your own tax advisors regarding the potential application of the contingent payment debt instrument rules in respect of the Capital Power Notes and the CPLP Notes in your particular circumstances.

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The remainder of this summary assumes that the Capital Power Notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

Taxation of the Note Exchange Transaction

A U.S. Holder who exchanges a CPLP Note for a Capital Power Note should generally recognize gain or loss in an amount equal to the difference between (a) fair market value, measured in U.S. dollars, of the Capital Power Note, reduced by the U.S. dollar value on the Effective Date of any accrued but unpaid interest (the “Stub Period Accrued Interest”) on the applicable CPLP Note and (b) the U.S. Holder’s tax basis in the CPLP Note that was exchanged therefor. A U.S. Holder who acquired its CPLP Note with more than a de minimis amount of market discount should generally treat any gain recognized as ordinary income to the extent of any accrued market discount on the CPLP Note that such U.S. Holder has not previously included in income. In addition, a U.S. Holder must treat any portion of the gain or loss recognized on the exchange of the CPLP Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise, gain or loss on exchange of an CPLP Note pursuant to the Note Exchange Transaction will generally be capital gain or loss. Capital gain is generally taxable at preferential rates to non-corporate U.S. Holders whose holding period in a CPLP Note exchanged for a Capital Power Note, is greater than one year. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder that uses the cash receipts and disbursements method of accounting for tax purposes who exchanges a CPLP Note for a Capital Power Note, you will generally be taxed on the U.S. dollar value, as of the Effective Date, of any Stub Period Accrued Interest on the CPLP Note as ordinary income. If you are a U.S. Holder that uses an accrual method of accounting for tax purposes, you will recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the Canadian dollar-U.S. dollar exchange rate you used to accrue any Stub Period Accrued Interest on the CPLP Note and the Canadian dollar-U.S. dollar exchange rate on the Effective Date.

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income (including income on the Note Exchange Transaction in respect of the Stub Period Accrued Interest) and its net gains from the disposition of notes (including the CPLP Notes), unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the tax on net investment income to your income and gains in respect of the Note Exchange Transaction.

Taxation of the Capital Power Notes

The “issue price” for U.S. federal income tax purposes of a Capital Power Note should be equal to its fair market value, in U.S. dollars, on the Effective Date. Capital Power expects that the issue price of the Capital Power Notes will at least equal their principal amount. Accordingly, the Capital Power Notes are not expected to be issued with original issue discount for U.S. federal income tax purposes. If, contrary to Capital Power’s expectations, the fair market value of a Capital Power Note on the Effective Date is less than the principal amount by more than a de minimis amount for U.S. federal income tax purposes, the Capital Power Note will be treated as issued with original issue discount, and a U.S. Holder should consult its own tax advisors as to the U.S. federal income treatment of the original issue discount. The remainder of this summary assumes that the Capital Power Notes will not be treated as issued with original issue discount.

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Payments of Interest

Subject to the discussion below under “Amortizable Bond Premium”, you will be taxed on interest on your Capital Power Notes (excluding payments of Stub Period Accrued Interest) as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. The portion of the first interest payment on the Capital Power Notes attributable to Stub Period Accrued Interest will not be includible in income.

If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, upon receipt of an interest payment in Canadian dollars, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize upon receipt of an interest payment in Canadian dollars by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year. If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the IRS. When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale, exchange, redemption or retirement of your Capital Power Notes, for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Interest paid by Capital Power on the Capital Power Notes is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit.

Amortizable Bond Premium

Capital Power expects that a U.S. Holder’s adjusted tax basis in a Capital Power Note immediately after the Note Exchange Transaction will exceed the principal amount of such Capital Power Note. A U.S. Holder may elect to treat such excess as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each year with respect to interest on your Capital Power Note by the amount of amortizable bond premium allocable to that year, based on your Capital Power Note’s yield to maturity. You would compute your amortizable bond premium in units of Canadian dollars and your amortizable bond premium would reduce your interest income in units of Canadian dollars. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortizable bond premium offsets interest income and the time of acquisition of your Capital Power Note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS.

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Sale, Redemption and Retirement of the Capital Power Notes

A U.S. Holder’s tax basis in a Capital Power Note acquired in the Note Exchange Transaction should generally equal its fair market value on the Effective Date, measured in U.S. dollars, adjusted by subtraction of the amount of any payments, other than stated interest payments, received and any amortizable bond premiums applied to reduce interest on such note. A U.S. Holder’s holding period for each Capital Power Note should commence as of the day after the Effective Date. You will generally recognize gain or loss on the sale, exchange, redemption or retirement of your Capital Power Note equal to the difference between (a) the amount you realize on the sale, exchange, redemption or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments) and (b) your tax basis in your Capital Power Note. A U.S. Holder must treat any portion of the gain or loss recognized on the sale, exchange, redemption or retirement of a Capital Power Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise, gain or loss on the sale, exchange, redemption or retirement of a Capital Power Note will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of notes (including the Capital Power Notes), unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the tax on net investment income to your income and gains in respect of your ownership of the Capital Power Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-United States persons, (b) financial instruments and contracts that have non-U.S. issuers or counterparties, and (c) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Capital Power Notes.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on a Capital Power Note within the United States, and the payment of proceeds to you from the sale of a Capital Power Note effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of a Capital Power Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

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OTHER BUSINESS

The Board of Directors is not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting accompanying this Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Capital Power with the securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

(a)	Capital Power’s annual information form for the year ended December 31, 2014 dated March 4, 2015;

(b)	Capital Power’s audited consolidated financial statements as at and for the year ended December 31, 2014, together with the auditors’ report thereon;

(c)	Capital Power’s management’s discussion and analysis for the year ended December 31, 2014 (the “Capital Power 2014 MD&A”);

(d)	Capital Power’s consolidated interim unaudited financial statements for the three and nine month periods ended September 30, 2015 (the “Capital Power 2015 Third Quarter Financial Statements”);

(e)	Capital Power’s management’s discussion and analysis for the three and nine month periods ended September 30, 2015 (the “Capital Power 2015 Third Quarter MD&A”); and

(f)	Capital Power’s management information circular dated March 4, 2015 in connection with the annual meeting of shareholders of Capital Power held on April 24, 2015.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Any document of the type required by Section 14.2 of Form 51-102F5 – Information Circular and National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into this Circular, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the independent auditor’s report thereon, management’s discussion and analysis, exhibits to interim and annual consolidated financial statements containing earnings coverage information and information circulars of Capital Power filed by Capital Power with securities commissions or similar regulatory authority in Canada or the United States on or after the date of this Circular and prior to the Effective Date shall be deemed to be incorporated by reference into this Circular.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Capital Power at Suite 1200, 10423-101 Street NW, Edmonton, Alberta, T5H 0E9, Telephone (1-866-896-4636) and are also available electronically on SEDAR at www.sedar.com.

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RISK FACTORS

Certain risk factors relating to the structure and activities of Capital Power are disclosed in the Capital Power 2014 MD&A under the heading “Risks and Risk Management”, as updated in the Capital Power 2015 Third Quarter MD&A under the heading “Risks and Risk Management”, which sections are incorporated by reference in this Circular. CPLP Noteholders should carefully consider the risk factors set forth below regarding the risks of completing the Note Exchange Transaction and consider all other information contained herein and in CPLP’s and Capital Power’s other public filings before determining how to vote on the matters before the Meeting.

Risks Relating to the Note Exchange Transaction and the Capital Power Notes

Benefits of Note Exchange Transaction

The Note Exchange Transaction may not result in any or all of the possible benefits described herein, including, without limitation, those possible benefits described under “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”. There can be no certainty, nor can CPLP provide any assurance, that any or all of these possible benefits will be realized or, if realized, that such benefits will have such results or impact in the nature and/or amounts described herein.

Completion of the Note Exchange Transaction

There is no certainty that the Note Exchange Transaction will be completed. The completion of the Note Exchange Transaction is subject to, among other things, obtaining the requisite CPLP Noteholder approval described in this Circular and there can be no assurance that such approval will be obtained. The Note Exchange Resolution also authorizes the Board of Directors, without further notice to or approval of the CPLP Noteholders, to revoke the Note Exchange Resolution at any time prior to the Note Exchange Transaction being completed. If for any reason the Note Exchange Transaction is not completed, the value of the CPLP Notes may be adversely affected.

In addition, Capital Power is not currently legally required to take such steps as may be necessary to complete the Note Exchange Transaction and will not become obligated to do so until an Effectiveness Notice and Undertaking (as contemplated in the Note Exchange Resolution appended to this Circular) has been executed and delivered. If Capital Power determines that it does not wish to or is unable to proceed with the Note Exchange Transaction, the Note Exchange Transaction will not be effected, in which case the value of the CPLP Notes may be adversely affected.

Limited Market

There is currently no market through which Capital Power public debt securities may be sold and holders may not be able to resell the Capital Power Notes issued in connection with the Note Exchange Transaction. This may affect the pricing of the Capital Power Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Capital Power Notes will develop or that any secondary market which does develop will continue.

Credit Ratings

There is no assurance that the credit ratings, if any, assigned to Capital Power Notes issued in connection with the Note Exchange Transaction will remain in effect for any given period of time or that any ratings will not be revised or withdrawn entirely by the relevant Rating Agency in the future if in its judgment circumstances so warrant. A revision or withdrawal of such ratings may have an adverse effect on the market value of the Capital Power Notes. Credit ratings may not reflect all risks associated with an investment in the Capital Power Notes. The credit ratings applied to the Capital Power Notes are an assessment of Capital Power’s ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market price or value of the Capital Power Notes. The credit ratings, however, may not reflect the potential impact of risks related to structure, the market or other factors discussed herein on the market price or value of the Capital Power Notes. There is no assurance that any credit rating assigned to the Capital Power Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market price or value of the Capital Power Notes.

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Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Capital Power Notes. Generally, the market price or value of the Capital Power Notes is expected to decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. Fluctuations in interest rates may also impact borrowing costs of Capital Power which may adversely affect its creditworthiness.

Security Interests of Lender; Priority of Subsidiary Indebtedness

Although the Capital Power Notes are not subordinated to any other indebtedness, they are not secured. Further, although Capital Power’s and CPLP’s various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. To the extent any such security will not satisfy the secured indebtedness of any holders thereof, such holders will have a senior unsecured claim that ranks equal with the claim of holders of Capital Power Notes.

In addition, Capital Power’s and CPLP’s subsidiaries may incur indebtedness, subject to certain limitations. The Capital Power Notes will be effectively subordinated to creditors of such subsidiaries, in that the right of Capital Power or CPLP to participate as an equity holder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by Capital Power and CPLP to pay for their indebtedness, including under any Capital Power Notes. Such indebtedness and any other future indebtedness of any Capital Power and CPLP subsidiaries would be structurally senior to the Capital Power Notes.

Consequences of Holding Structure

Capital Power carries on its business through corporate and partnership subsidiary entities. The majority of Capital Power’s assets are held in one or more corporate or partnership subsidiary entities. Capital Power’s results of operations and ability to service indebtedness, including the Capital Power Notes, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiary entities to Capital Power in the form of loans, dividends or otherwise. Other than CPLP (which will provide a guarantee of the Capital Power Notes), Capital Power’s subsidiary entities are separate legal entities and do not have an obligation to pay amounts due pursuant to any Capital Power Notes or to make any funds available for payment of Capital Power Notes, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Capital Power by its subsidiary entities may be subject to statutory or contractual restrictions. The failure to obtain the necessary funds from Capital Power’s subsidiary entities to pay amounts due on the Capital Power Notes would result in Capital Power defaulting on the Capital Power Notes which would have an adverse effect on the market price and value of the Capital Power Notes and could impair the ability of Capital Power to raise capital in the future.

Redemption of Notes

The Capital Power Notes are redeemable at Capital Power’s option in certain circumstances and, accordingly, Capital Power may choose to redeem the Capital Power Notes from time to time, including when prevailing interest rates are lower than the rate borne by the Capital Power Notes. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Capital Power Notes being redeemed. Capital Power’s redemption right also may adversely impact a purchaser’s ability to sell Capital Power Notes as the optional redemption date or period approaches.

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INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, and to the best of Capital Power’s and CPLP’s knowledge, no director or executive officer of Capital Power or CPLP, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of Capital Power or CPLP, no person or company who beneficially owns, directly or indirectly, voting securities of Capital Power or CPLP or who exercises control or direction over voting securities of Capital Power or CPLP or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Capital Power or CPLP, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year for Capital Power and CPLP or in any proposed transaction which has materially affected or will materially affect Capital Power or CPLP or any of their subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness from current and former officers or directors of Capital Power or CPLP to Capital Power or CPLP or their subsidiaries, nor does Capital Power or CPLP or their subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

AUDITOR, TRANSFER AGENT AND REGISTRAR AND OTHER AGENTS

The independent auditor of Capital Power and CPLP is KPMG LLP, Chartered Accountants, located at Calgary, Alberta. The trustee and registrar of the CPLP Notes is Computershare Trust Company of Canada.

Kingsdale Shareholder Services has been retained by CPLP to act as Information Agent in connection with the Note Exchange Transaction. RBC Dominion Securities Inc. has acted as Solicitation Agent in connection with the Note Exchange Transaction.

The Information Agent and the Solicitation Agent do not assume any responsibility for the accuracy or completeness of the information contained or incorporated by reference in this Circular or any failure by Capital Power or CPLP to disclose events that may have occurred and may affect the significance or accuracy of such information.

LEGAL MATTERS

Certain Canadian legal matters relating to the Note Exchange Transaction are to be passed upon by Dentons Canada LLP on behalf of Capital Power and CPLP. As of the date of this Circular, the partners and associates of Dentons Canada LLP beneficially own, directly or indirectly, less than 1% of the securities of each of Capital Power and CPLP and their respective associates and affiliates. Dentons US LLP has advised Capital Power and CPLP and Capital Power regarding certain matters of United States Law.

ADDITIONAL INFORMATION

CPLP is a reporting issuer or the equivalent in all of the provinces of Canada. CPLP satisfies its continuous disclosure obligations under Canadian securities laws by filing under its SEDAR profile copies of the continuous disclosure documents that CPLP is required to file under such laws. Such documents are available under CPLP’s profile on SEDAR at www.sedar.com. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Capital Power GP Holdings Inc. at Suite 1200, 10423-101 Street NW, Edmonton, Alberta, T5H 0E9, Telephone (1-866-896-4636) and are also available electronically on SEDAR at www.sedar.com.

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DIRECTORS’ APPROVAL

The Directors of Capital Power GP Holdings Inc., in its capacity as general partner of Capital Power L.P., have approved the contents of this Circular and its sending to the CPLP Noteholders.

DATED November 19, 2015.

(signed) “Donald Lowry”
Donald Lowry
Chairman of the Board of Directors

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EXHIBIT A

NOTE EXCHANGE RESOLUTION

BE IT RESOLVED, AS AN EXTRAORDINARY RESOLUTION OF THE CPLP NOTEHOLDERS, THAT:

1.	Capital Power L.P. (the “Partnership”) and Computershare Trust Company of Canada (the “CPLP Note Trustee”) are authorized to, at the Partnership’s option, enter into a supplemental indenture (the “Supplemental Indenture”) amending the terms of the trust indenture dated April 14, 2010, as amended or supplemented from time to time (the “CPLP Indenture”), between the Partnership and the CPLP Note Trustee such that, among other things, on the Effective Date (as defined in paragraph 2. below), and in the following sequence:

(a)	all issued and outstanding 4.85% Medium Term Notes due February 21, 2019 (Series 3) and 5.276% Medium Term Notes due November 16, 2020 (Series 1) (collectively, the “CPLP Notes”), including the entitlement to interest accrued thereon, shall be transferred from the holders thereof to Capital Power Corporation (the “Corporation”) in exchange for an equal principal amount of newly issued medium term notes of the Corporation (the “Capital Power Notes”) issued under the trust indenture to be dated the Effective Date (the “Capital Power Indenture”) between the Corporation and Computershare Trust Company of Canada, as trustee, together with an entitlement to an amount equal to the interest accrued on the transferred CPLP Notes, having the terms, conditions and other attributes set forth in (A) the Capital Power Indenture (as such is described in the management information circular of the Partnership dated November 19, 2015 (the “Circular”)) and (B) Exhibit B to the Circular (as applicable to each of the respective series); and

(b)	the Partnership shall be released and discharged from all obligations under or in respect of the CPLP Indenture and the CPLP Notes.

2.	In order to give effect to the above, the holders of CPLP Notes authorize and direct the CPLP Note Trustee, if the Partnership determines to proceed with the Note Exchange Transaction (as defined below), to enter into and execute and deliver the Supplemental Indenture giving effect to this extraordinary resolution and incorporating the following amendments to the CPLP Indenture:

(a)	to amend section 1.1 of the CPLP Indenture to include the following definitions:

“Circular” means the management information circular of the Issuer dated November 19, 2015;

“CPC Notes” has the meaning attributed thereto in Section 13.3;

“CPC Indenture” means the trust indenture to be dated the Effective Date between CPC and Computershare Trust Company of Canada, as trustee, as amended or supplemented from time to time;

“Effective Date” means the date specified in an Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from the Partnership and CPC to the Trustee notifying the Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified in the Effectiveness Notice and Undertaking, together with an undertaking of CPC to issue the CPC Notes pursuant to the CPC Indenture;

“Note Exchange Transaction” has the meaning attributed thereto in Section 13.3;

A-1

(b)	to amend Article 13 of the CPLP Indenture by adding a new Section 13.3 as follows:

“Note Exchange Transaction.

(a)	Notwithstanding any provision of the Indenture to the contrary, after receipt by the Trustee of the Effectiveness Notice and Undertaking, on the Effective Date the following transactions (collectively, the “Note Exchange Transaction”) shall occur:

(i)	all of the issued and outstanding Notes, including the entitlement to interest accrued thereon, shall be transferred from the holders thereof to CPC in exchange for an equal principal amount of newly issued medium term notes of CPC (the “CPC Notes”) issued under the CPC Indenture, together with an entitlement to an amount equal to the interest accrued on the transferred Notes, having the terms, conditions and other attributes set forth in (A) the CPC Indenture and (B) Exhibit B to the Circular (as applicable to each of the respective series); and

(ii)	the Partnership shall be released and discharged from all obligations under or in respect of the Indenture and the Notes.

(b)	As of the Effective Date after giving effect to the Note Exchange Transaction, former Noteholders shall cease to have any rights under the Indenture and the Notes except to receive the CPC Notes issued under the CPC Indenture and an entitlement to an amount equal to accrued interest on the transferred Notes.”

(c)	to provide that the CPLP Indenture shall, to the extent necessary, be deemed to be further amended such that all transactions in connection with the Note Exchange Transaction including conforming changes to the CPLP Indenture and the CPLP Notes and to the form and substance of the CPLP Notes are hereinafter permitted by the CPLP Indenture and the CPLP Notes; and

(d)	to authorize the execution and delivery of such other documents and instruments and do such other acts as may be necessary or advisable to give effect to the terms of the Supplemental Indenture.

3.	Notwithstanding the passing of this resolution or the passing of similar resolutions, without further notice to, or approval of, the holders of the CPLP Notes, (i) the CPLP Note Trustee is hereby authorized and empowered to amend the CPLP Indenture to the extent permitted by the CPLP Indenture, and (ii) the Partnership is hereby authorized and empowered not to give effect to this extraordinary resolution, nor implement the Note Exchange Transaction, nor enter into the Supplemental Indenture at any time, at its sole discretion, prior to the execution and delivery of the Supplemental Indenture.

4.	Any director or officer of the general partner of the Partnership is hereby authorized and directed, for and on behalf of the general partner of the Partnership, in its capacity as such, to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, such acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

5.	The proper officers and authorized signatories of the CPLP Note Trustee are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

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EXHIBIT B

SUMMARY OF TERMS OF CAPITAL POWER NOTES

TO BE ISSUED IN EXCHANGE FOR CPLP NOTES

Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Circular to which this Exhibit B is appended.

1.	Description of the 4.85% Medium Term Notes due February 21, 2019, Series 1 of Capital Power (Issued in Exchange for the CPLP 2019 Notes)

Designation:	4.85% Medium Term Notes due February 21, 2019, Series 1 (“Series 1 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$250,000,000	Interest Rate:	4.85% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	February 21 and August 21

Maturity Date:	February 21, 2019	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Capital Power may redeem the Series 1 Notes on the terms and conditions and in the manner described below under “Description of the Series 1 Notes – Redemption”.	Change of Control:	See “Description of the Series 1 Notes – Change of Control Triggering Event” below.

2.	Description of the 5.276% Medium Term Notes due November 16, 2020, Series 2 of Capital Power (Issued in Exchange for the CPLP 2020 Notes)

Designation:	5.276% Medium Term Notes due November 16, 2020, Series 2 (“Series 2 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$300,000,000	Interest Rate:	5.276% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	May 16 and November 16

Maturity Date:	November 16, 2020	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Capital Power may redeem the Series 2 Notes on the terms and conditions and in the manner described below under “Description of the Series 2 Notes – Redemption”.	Change of Control:	See “Description of the Series 2 Notes – Change of Control Triggering Event” below.

B-1

INTEREST PAYMENTS

For each series of Capital Power Notes

An amount equal to any Accrued Interest (as defined below) shall be paid by Capital Power as interest on the Capital Power Notes on the respective Initial Interest Payment Date of the Capital Power Notes in accordance with the terms and conditions of the Capital Power Supplemental Indentures.

“Accrued Interest” with respect to the Capital Power Notes means any accrued and unpaid interest on the CPLP Notes exchanged for such Capital Power Notes from and after the last interest payment date for such CPLP Notes up to but excluding the Date of Issue.

Any interest on the Capital Power Notes that accrues from and after the Date of Issue shall be paid on each Interest Payment Date in accordance with the terms and conditions of the Capital Power Indenture and the Capital Power Supplemental Indentures.

DESCRIPTION OF THE SERIES 1 NOTES

Definitions

“Affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Voting Shares or by contract or otherwise.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (1) the occurrence of a Change of Control, or (2) public notice of the occurrence of a Change of Control or the intention by Capital Power to effect a Change of Control, the Series 1 Notes are rated below an Investment Grade Rating by each of the Rating Agencies if there are less than three Rating Agencies or by at least two out of three of the Rating Agencies if there are three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result of, in whole or in part, any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings downgrade). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Series 1 Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Series 1 Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event (assuming for this purpose that a Change of Control has occurred) should one or more of the Rating Agencies that have placed the Series 1 Notes on publicly announced consideration for possible downgrade subsequently downgrade the Series 1 Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Series 1 Notes are not subject to consideration for a possible downgrade, and have not downgraded the Series 1 Notes, to below an Investment Grade Rating.

“Canada Yield Price” shall mean a price equal to the price of the Series 1 Notes calculated to provide a yield to maturity, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by Capital Power of a notice of redemption pursuant to Section 5.3 of the Capital Power Indenture, plus 0.785%.

B-2

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of Capital Power and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than, in the case of such a sale, transfer, conveyance or other disposition by Capital Power or its subsidiaries, to Capital Power or its subsidiaries; or (b) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities of Capital Power to which are attached 50% or more of the votes that may be cast to elect directors thereof.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity of the Series 1 Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by Capital Power.

“Investment Grade Rating” means (i) in respect of DBRS, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of DBRS); (ii) in respect of S&P, a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P); and (iii) in respect of any Rating Agency other than DBRS or S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Rating Agencies” means each of DBRS and S&P and, if a rating of the Series 1 Notes is obtained from an additional “designated rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) other than DBRS or S&P, shall also include the first such additional approved rating organization (the “Additional Rating Agency”), if any, that assigns a rating to the Series 1 Notes, as long as, in each case, such entity has not ceased to assign a rating to the Series 1 Notes or failed to make a rating assigned to the Series 1 Notes publicly available for reasons outside of Capital Power’s control; provided that if either DBRS or S&P or the Additional Rating Agency ceases to assign a rating to the Series 1 Notes or fails to make a rating assigned to the Series 1 Notes publicly available for reasons outside of Capital Power’s control, Capital Power may select any other “designated rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) as a replacement rating organization for one or more of DBRS, S&P or the Additional Rating Agency, as the case may be, and provided further that Capital Power shall maintain a rating of the Series 1 Notes with at least one Rating Agency at all times.

“Redemption Price” means with respect to a Series 1 Note to be redeemed, the greater of (i) the Canada Yield Price, and (ii) par, together in each such case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“S&P” means Standard & Poor’s, a division of McGraw-Hill, Inc., and its successors.

Redemption

Capital Power may redeem the Series 1 Notes, in whole at any time, or in part from time to time, on not more than 60 and not less than 30 days’ prior notice to the holders of the Series 1 Notes to be redeemed, and upon deposit with the Trustee, on or before the Business Day prior to the date fixed for redemption, of the Redemption Price.

B-3

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless Capital Power has exercised its right to redeem the Series 1 Notes as described under “Redemption” above, Capital Power will be required to make an offer to each holder of Notes to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) such holder’s Series 1 Notes (the “Change of Control Offer”) at a purchase price payable in cash equal to 101% of the principal amount of the Series 1 Notes plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which a Change of Control Triggering Event shall have occurred, Capital Power will be required to provide written notice to each holder of Series 1 Notes, with a copy to the Trustee, which notice will state the terms of the Change of Control Offer as described above. Such notice will also state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the “Change of Control Payment Date”). Holders of Series 1 Notes electing to have Series 1 Notes purchased pursuant to a Change of Control Offer will be required to surrender their Series 1 Notes to the Trustee at the address specified in the notice, or transfer their Series 1 Notes to the Trustee by book-entry transfer pursuant to the applicable procedures of the Trustee, prior to the close of business on the third business day prior to the Change of Control Payment Date.

Capital Power will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by Capital Power and such third party purchases all Series 1 Notes properly tendered and not withdrawn under its offer.

Capital Power must comply with any securities laws and regulations that are applicable in connection with the purchase of the Series 1 Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions herein, Capital Power shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions herein by virtue of such conflicts.

DESCRIPTION OF THE SERIES 2 NOTES

“Affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Voting Shares or by contract or otherwise.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (1) the occurrence of a Change of Control, or (2) public notice of the occurrence of a Change of Control or the intention by Capital Power to effect a Change of Control, the Series 2 Notes are rated below an Investment Grade Rating by each of the Rating Agencies if there are less than three Rating Agencies or by at least two out of three of the Rating Agencies if there are three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result of, in whole or in part, any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings downgrade). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Series 2 Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Series 2 Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event (assuming for this purpose that a Change of Control has occurred) should one or more of the Rating Agencies that have placed the Series 2 Notes on publicly announced consideration for possible downgrade subsequently downgrade the Series 2 Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Series 2 Notes are not subject to consideration for a possible downgrade, and have not downgraded the Series 2 Notes, to below an Investment Grade Rating.

B-4

“Canada Yield Price” shall mean a price equal to the price of the Series 2 Notes calculated to provide a yield to maturity, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by Capital Power of a notice of redemption pursuant to Section 5.3 of the Capital Power Indenture, plus 0.56%.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of Capital Power and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than, in the case of such a sale, transfer, conveyance or other disposition by Capital Power or its subsidiaries, to Capital Power or its subsidiaries; or (b) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities of Capital Power to which are attached 50% or more of the votes that may be cast to elect directors thereof.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity of the Series 2 Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by Capital Power.

“Investment Grade Rating” means (i) in respect of DBRS, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of DBRS); (ii) in respect of S&P, a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P); and (iii) in respect of any Rating Agency other than DBRS or S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Rating Agencies” means each of DBRS and S&P and, if a rating of the Series 2 Notes is obtained from an additional “designated rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) other than DBRS or S&P, shall also include the first such additional approved rating organization (the “Additional Rating Agency”), if any, that assigns a rating to the Series 2 Notes, as long as, in each case, such entity has not ceased to assign a rating to the Series 2 Notes or failed to make a rating assigned to the Series 2 Notes publicly available for reasons outside of Capital Power’s control; provided that if either DBRS or S&P or the Additional Rating Agency ceases to assign a rating to the Series 2 Notes or fails to make a rating assigned to the Series 2 Notes publicly available for reasons outside of Capital Power’s control, Capital Power may select any other “designated rating organization” (as defined in National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) as a replacement rating organization for one or more of DBRS, S&P or the Additional Rating Agency, as the case may be, and provided further that Capital Power shall maintain a rating of the Series 2 Notes with at least one Rating Agency at all times.

“Redemption Price” means with respect to a Series 2 Note to be redeemed, the greater of (i) the Canada Yield Price, and (ii) par, together in each such case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

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“S&P” means Standard & Poor’s, a division of McGraw-Hill, Inc., and its successors.

Redemption

Capital Power may redeem the Series 2 Notes, in whole at any time, or in part from time to time, on not more than 60 and not less than 30 days’ prior notice to the holders of the Series 2 Notes to be redeemed, and upon deposit with the Trustee, on or before the Business Day prior to the date fixed for redemption, of the Redemption Price.

Change of Control Triggering Event

If a Change of Control Triggering Event occurs, unless Capital Power has exercised its right to redeem the Series 2 Notes as described under “Redemption” above, Capital Power will be required to make an offer to each holder of Notes to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) such holder’s Series 2 Notes (the “Change of Control Offer”) at a purchase price payable in cash equal to 101% of the principal amount of the Series 2 Notes plus accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following the date upon which a Change of Control Triggering Event shall have occurred, Capital Power will be required to provide written notice to each holder of Series 2 Notes, with a copy to the Trustee, which notice will state the terms of the Change of Control Offer as described above. Such notice will also state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the “Change of Control Payment Date”). Holders of Series 2 Notes electing to have Series 2 Notes purchased pursuant to a Change of Control Offer will be required to surrender their Series 2 Notes to the Trustee at the address specified in the notice, or transfer their Series 2 Notes to the Trustee by book-entry transfer pursuant to the applicable procedures of the Trustee, prior to the close of business on the third business day prior to the Change of Control Payment Date.

Capital Power will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by Capital Power and such third party purchases all Series 2 Notes properly tendered and not withdrawn under its offer.

Capital Power must comply with any securities laws and regulations that are applicable in connection with the purchase of the Series 2 Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions herein, Capital Power shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions herein by virtue of such conflicts.

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EXHIBIT C
INDENTURE BLACKLINES

C-1

CAPITAL POWER ~~L.P.~~CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Trust Indenture
Dated ~~April 14, 2010~~December [●], 2015

providing for the issue of senior unsecured medium term notes from time to time

~~Blake, Cassels & Graydon LLP~~

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TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		~~7~~1

1.1	Definitions	~~7~~1
1.2	Meaning of “outstanding” for Certain Purposes	~~17~~11
1.3	Interpretation Not Affected by Headings	~~18~~11
1.4	Extended Meanings	~~18~~11
1.5	Day Not a Business Day	~~18~~12
1.6	Currency	~~18~~12
1.7	Other Currencies	~~18~~12
1.8	Statutes	~~18~~12
1.9	Invalidity of Provisions	~~18~~12
1.10	Applicable Law	~~19~~12
1.11	~~References to Issuer and General Partner~~	~~19~~Language12
~~1.12~~	~~Liability of Limited Partners~~	~~19~~
~~1.13~~	~~Language~~	~~19~~

ARTICLE 2 THE NOTES		~~19~~13

2.1	Limit of Issue	~~19~~13
2.2	Issuance in Series	~~19~~13
2.3	Form of Notes	~~20~~13
2.4	Notes to Rank Equally	~~21~~14
2.5	Book Entry Only Notes	~~21~~14
2.6	Signatures on Notes	~~22~~15
2.7	Certification	~~22~~15
2.8	Concerning Interest	~~22~~15
2.9	Payments of Amounts Due on Maturity	~~24~~17
2.10	Interim Notes	~~24~~18
2.11	Issue of Substitutional Notes	~~25~~18
2.12	Option of Holder as to Place of Payment	~~25~~18
2.13	Record of Payment	~~25~~18
2.14	Surrender for Cancellation	~~26~~19
2.15	Right to Receive Indenture	~~26~~19

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES		~~26~~19

3.1	Registers	~~26~~19
3.2	Transfers of Notes	~~26~~19
3.3	Restrictions On Transfer of Global Notes	~~27~~20
3.4	Transferee Entitled to Registration	~~27~~20
3.5	Closing of Registers	~~27~~20
3.6	Exchange of Notes	~~28~~21
3.7	Ownership and Entitlement to Payment	~~28~~21
3.8	Evidence of Ownership	~~29~~22
3.9	No Notice of Trusts	~~29~~22
3.10	Charges for Transfer and Exchange	~~29~~22

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ARTICLE 4 ISSUE, CERTIFICATION AND DELIVERY OF NOTES AND ADDITIONAL NOTES		~~30~~23

4.1	Issue, Certification and Delivery of Notes and Additional Notes	~~30~~23
4.2	No Notes or Additional Notes to be Certified during Event of Default	~~30~~23

ARTICLE 5 REDEMPTION AND PURCHASE OF NOTES		~~30~~23

5.1	General	~~30~~23
5.2	Partial Redemption of Notes	~~31~~24
5.3	Notice of Redemption	~~31~~24
5.4	Notes Due on Redemption Dates	~~32~~24
5.5	Deposit of Redemption Amount	~~32~~25
5.6	Failure to Surrender Notes Called for Redemption	~~32~~25
5.7	Purchase of Notes	~~32~~25
5.8	Cancellation of Notes	~~33~~26

ARTICLE 6 COVENANTS OF THE ISSUER		~~33~~26

6.1	Positive Covenants	~~33~~26
6.2	Financial Covenants	~~36~~28
6.3	Negative Covenants	~~36~~29
6.4	Trustee’s Remuneration and Expenses	~~37~~29
6.5	Not to Accumulate Interest	~~37~~30
6.6	Performance of Covenants by Trustee	~~37~~30

ARTICLE 7 DEFAULT AND ENFORCEMENT		~~37~~30

7.1	Events of Default	~~37~~30
7.2	Notice of Event of Default	~~40~~33
7.3	Acceleration	~~40~~33
7.4	Waiver of Event of Default	~~41~~33
7.5	Enforcement by the Trustee	~~41~~34
7.6	Suits by Noteholders	~~42~~35
7.7	Application of Money	~~42~~35
7.8	Distribution of Proceeds	~~43~~36
7.9	Remedies Cumulative	~~44~~36
7.10	Judgment Against the Issuer	~~44~~36
7.11	Immunity of ~~Limited Partners~~Shareholders and Others	~~44~~36

ARTICLE 8 CANCELLATION, DISCHARGE AND DEFEASANCE		~~44~~37

8.1	Cancellation and Destruction	~~44~~37
8.2	Non-Presentation of Notes	~~44~~37
8.3	Repayment of Unclaimed Money	~~45~~37
8.4	Discharge	~~45~~37
8.5	Defeasance	~~45~~38

ARTICLE 9 SUCCESSORS		~~47~~39

9.1	Requirements for Successors	~~47~~39
9.2	Vesting of Powers in Successor	~~48~~40

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ARTICLE 10 MEETINGS OF NOTEHOLDERS		~~48~~40

10.1	Right to Convene Meetings	~~48~~40
10.2	Notice of Meetings	~~48~~40
10.3	Chairman	~~48~~41
10.4	Quorum	~~48~~41
10.5	Power to Adjourn	~~49~~41
10.6	Show of Hands	~~49~~41
10.7	Poll	~~49~~41
10.8	Voting	~~49~~42
10.9	Regulations	~~50~~42
10.10	Issuer and Trustee May Be Represented	~~50~~42
10.11	Powers Exercisable by Noteholders	~~50~~43
10.12	Meaning of Ordinary Resolution	~~52~~44
10.13	Meaning of Extraordinary Resolution	~~52~~44
10.14	Powers Cumulative	~~52~~45
10.15	Minutes	~~53~~45
10.16	Instruments in Writing	~~53~~45
10.17	Binding Effect of Resolutions	~~53~~45
10.18	Serial Meetings	~~53~~46
10.19	Record Date for Requests, Demands, Etc.	~~54~~46

ARTICLE 11 NOTICES		~~54~~47

11.1	Notice to the Issuer	~~54~~47
11.2	Notice to Noteholders	~~55~~47
11.3	Notice to the Trustee	~~55~~48
11.4	When Publication Not Required	~~56~~48
11.5	Waiver of Notice	~~56~~48

ARTICLE 12 CONCERNING THE TRUSTEE		~~56~~48

12.1	Certain Duties and Responsibilities of Trustee	~~56~~48
12.2	No Conflict of Interest	~~56~~49
12.3	Conditions Precedent to Trustee’s Obligation to Act	~~57~~49
12.4	Replacement of Trustee	~~57~~50
12.5	Trustee May Deal in Notes	~~58~~51
12.6	No Person Dealing with Trustee Need Inquire	~~58~~51
12.7	Investment of Money Held by Trustee	~~58~~51
12.8	Trustee Not Required to Give Security	~~59~~51
12.9	Trustee Not Required to Possess Notes	~~59~~51
12.10	Certain Rights of Trustee	~~59~~51
12.11	Merger, Conversion, Consolidation or Succession to Business	~~60~~52
12.12	Action by Trustee to Protect Interests	~~60~~52
12.13	Protection of Trustee	~~60~~52
12.14	Authority to Carry on Business	~~61~~53
12.15	Trustee and Issuer Not Liable in Respect of Depository	~~61~~53
12.16	Global Notes	~~61~~53
12.17	Trustee Appointed Attorney	~~62~~54
12.18	Acceptance of Trusts	~~62~~54

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12.19	Representation regarding Third Party Interests	~~62~~54
12.20	Anti-Money-Laundering	~~62~~54
12.21	SEC Reporting Precedent	~~62~~55
12.22	Experts, Advisers and Agents	~~62~~55

ARTICLE 13 SUPPLEMENTAL INDENTURES		~~63~~55

13.1	Supplemental Indentures	~~63~~55
13.2	Effect of Supplemental Indentures	~~64~~56

ARTICLE 14 NOTE GUARANTEES		56

14.1	Issuance of CPLP Guarantee	56
14.2	Additional Note Guarantees	56
14.3	Release of Note Guarantees	56

ARTICLE 15 EVIDENCE OF RIGHTS OF NOTEHOLDERS		~~64~~57

~~14.1~~15.1	Evidence of Rights of Noteholders	~~64~~57

ARTICLE ~~15~~16 EXECUTION AND FORMAL DATE		~~64~~58

~~15.1~~16.1	Counterpart Execution	~~64~~58
~~15.2~~16.2	Formal Date	~~64~~58

C-6

TRUST INDENTURE

THIS INDENTURE is made as of the ~~14th~~[●] day of ~~April, 2010~~December, 2015

BETWEEN:

CAPITAL POWER ~~L.P., a limited partnership~~
~~established~~CORPORATION, a corporation incorporated under the federal laws of ~~Ontario~~Canada and having its registered office in the City of Edmonton, Alberta (the “Issuer”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company
incorporated under the federal laws of Canada (the “Trustee”)

WHEREAS the Issuer wishes to create and issue senior unsecured medium term notes in the manner provided in this Indenture.

NOW THEREFORE THIS TRUST INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

“Additional Notes” means the Notes of any one or more Series, other than the initial issuance of Notes of each such Series.

“Affiliate” or “affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of Voting Shares or by contract or otherwise.

“Authorized Investment” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (which may include an affiliate or related party of the Trustee, for the purpose of this definition).

“Book Entry Only Notes” means Notes of a Series which, in accordance with (and subject to) the terms applicable to such Series, are to be held only by or on behalf of the Depository.

“Business Day” means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Edmonton, Alberta, and Toronto, Ontario.

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“Capital Lease” means any lease of property, real or personal, or any similar arrangement which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Issuer or a Subsidiary.

“Capitalized Lease Obligation” means, at any time, the amount of any obligation which would, in accordance with GAAP, be required to be classified and accounted for as a Capital Lease on the consolidated balance sheet of the Issuer and its Material Subsidiaries.

~~“Capital Power Income LP” means Capital Power Income L.P., a limited partnership formed under the laws of Ontario, and includes its successors.~~

“CDS” means CDS Clearing and Depository Services Inc. and its successors.

“Certificate of the Issuer”, “Order of the Issuer” and “Request of the Issuer” mean, respectively, a written certificate, order and request signed in the name of the Issuer by any two Officers ~~of the General Partner on behalf~~ of the Issuer.

“Certified Resolution” means a copy of a resolution certified by an Officer of ~~the General Partner, on behalf of~~ the Issuer~~,~~ to have been duly passed by the Directors and to be in full force and effect on the date of such certification.

“Common Shares” means shares of any class or classes of the share capital of a corporation or Securities representing ownership interests in any Person other than a corporation, the rights of the holders of which to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation or other Person are not restricted to a fixed sum or to a fixed sum plus accrued dividends or other periodic distributions.

“Compliance Certificate” means a Certificate of the Issuer certifying that after reasonable investigation and inquiry the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

“control”, “controlled” and similar expressions mean a relationship between two Persons wherein one of such Persons has the power, through the ownership of Securities by contract or otherwise, to direct the management and policies of the other of such Persons, and includes, in the case of a corporation, the ownership, either directly or indirectly through one or more Persons, of Securities of such corporation carrying more than 50% of the votes that may be cast to elect the directors of such corporation either under all circumstances or under some circumstances that have occurred and are continuing, other than Securities held as collateral for a bona fide debt provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation.

“Consolidated Assets” means, at any time, an amount equal to the total assets of the Issuer and its Subsidiaries on a consolidated basis as shown on the most recent consolidated financial statements of the Issuer.

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“Consolidated Capitalization” means, at any time, the aggregate of Consolidated ~~Partners’~~ Equity and Consolidated Debt as shown on the most recent consolidated financial statements of the Issuer.

“Consolidated Debt” means, at any time, an amount equal, without duplication, to the aggregate, as shown on the most recent consolidated financial statements of the Issuer, and determined on a consolidated basis, of:

(a)	the aggregate amount of all obligations, liabilities and indebtedness of the Issuer and its Material Subsidiaries which would be classified as indebtedness for borrowed money upon a consolidated balance sheet of the Issuer and the Material Subsidiaries (but excluding any such indebtedness with a term of 18 months or less, determined as of the time at which such indebtedness is incurred); and

(b)	to the extent, if any, not included in paragraph (a) of this definition:

(i)	Guarantees by the Issuer or any Material Subsidiary of the indebtedness for borrowed money of any other person, limited to any stated maximum in such Guarantees; provided that any such indebtedness for borrowed money of such other person shall include obligations of the kind described in paragraphs (i) through (~~v~~iv) inclusive of this definition of Consolidated Debt;

(ii)	reimbursement obligations of the Issuer or any Material Subsidiary in respect of letters of credit and letters of guarantee issued in respect of or to secure indebtedness for borrowed money;

(iii)	obligations of the Issuer or any Material Subsidiary:

(A)	to purchase indebtedness for borrowed money or to advance or supply funds for the payment or purchase of such indebtedness of a person, including by way of the purchase of debt securities, other similar obligations or shares; or

(B)	to make any payment, loan, advance, capital contribution or other investment in or to a person, or become or be bound by any agreement to do so, in order to provide funds for the payment of any indebtedness for borrowed money, other than where such person is the Issuer or a Material Subsidiary; and

(iv)	Capitalized Lease Obligations,

but excluding all Non-Recourse Debt of the Issuer or any Material Subsidiary.

“Consolidated ~~Partners’~~  Equity” means, at any time, the consolidated ~~partners~~shareholders’ equity of the Issuer (including preferred stock and minority interests) as shown on the most recent consolidated financial statements of the Issuer.

“Corporate Trust Office” means the corporate trust offices of the Trustee in the Provinces of Alberta and Ontario at which, at any particular time, its corporate trust business related to this Indenture shall be administered, which offices, at the date hereof, are located at: (i) Suite 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, and (ii) 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

C-9

~~“CPC” means Capital Power Corporation, a corporation subsisting under the laws of Canada, and includes its successors.~~

“Counsel” means a barrister or solicitor or firm of barristers and solicitors (who may be counsel for the Issuer) retained by the Trustee or retained by the Issuer and acceptable to the Trustee, acting reasonably.

“CPLP” means Capital Power L.P., a limited partnership formed under the laws of Ontario, having its head office in Edmonton, Alberta, and includes its successors.

“CPLP Guarantee” means the guarantee to be executed by CPLP pursuant to Section 14.1 in the form attached hereto as Schedule B.

“Debt Account” means an account or accounts established by the Issuer (and maintained by and subject to the control of the Trustee) for a Series pursuant to and in accordance with this Indenture.

“Default” means any event or circumstance which, with the giving of notice or lapse of time, would constitute an Event of Default.

“Depository” means CDS or its successor or such other Person as is designated in writing by the Issuer to act as depository in respect of a Series of Book Entry Only Notes.

“Derivative” means a forward, future or swap transaction or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions), whether or not any such transaction contemplates physical or financial settlement of the underlying asset, traded on an exchange or “over the counter”, together with any master agreement or credit support document relating to any of these transactions, all of which are typically entered into for the managing, mitigating or eliminating of risks relating to interest rate, currency or commodity price fluctuations.

“Directors” means the directors of the ~~General Partner~~Issuer or, whenever duly empowered by a resolution of the directors of the ~~General Partner~~Issuer, a committee of the directors of the ~~General Partner~~Issuer, and reference to action by the Directors means action by the directors of the ~~General Partner~~Issuer or action by any such committee~~, in each case, on behalf of the Issuer~~.

“Environmental Laws” means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the Release of any materials into the indoor or outdoor environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes to the extent such Environmental Laws are, or purported to be, legally applicable to the Issuer or any of its Subsidiaries.

“Event of Default” means any of the events or circumstances specified in Section 7.1;

“Extraordinary Resolution” has the meaning ascribed to such term in Section 10.13.

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“Fiscal Quarter” means the three month-period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year.

“Fiscal Year” means the Issuer’s fiscal year which at present commences on January 1 of each year and ends on December 31 of such year.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada.

~~“General Partner” means Capital Power GP Holdings Inc. and its successors, as well as any replacement general partner of the Issuer appointed in accordance with the Partnership Agreement.~~

“Global Note or Notes” means a Note or Notes representing the aggregate principal amount of a Series of Notes held by or on behalf of the Depository.

“Guarantee” means any undertaking to assume, guarantee, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, indemnify for non-payment of or otherwise become liable in respect of, any obligation of any person.

“Immaterial Subsidiary” means any Subsidiary of the Issuer which is not a Material Subsidiary; provided that any entity ~~(other than Capital Power Income LP)~~ that is not a Subsidiary of the Issuer and that is consolidated into the financial statements of the Issuer shall be deemed to be an Immaterial Subsidiary.

“Interest Payment Date” means, for each Series of interest-bearing Notes, a date on which interest is due and payable in accordance with the terms pertaining to such Series.

“Issuer” means Capital Power ~~L.P., a limited partnership formed~~Corporation, a corporation incorporated under the federal laws of ~~Ontario~~Canada, having its head office in Edmonton, Alberta, and includes its successors~~;~~.

“Maturity Date” means with respect to any Note, the date on which the principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Material Adverse Effect” means a material adverse effect on the ability of the Issuer to perform its material obligations hereunder.

“Material Subsidiary” means any Subsidiary of the Issuer whose assets represent more than 5% of Consolidated Assets of the Issuer.

“Non-Recourse Assets” means assets owned, directly or indirectly, by the Issuer or a Subsidiary which meet all of the following conditions:

(a)	the assets represent all or a portion of a specific Project, whether alone or in association with others; and

(b)	debt is owed to one or more Non-Recourse Creditors, contracted for the purpose of financing the costs (or a portion thereof) of such Project, or an improvement to such Project;

C-11

provided that, upon the debts or liabilities to such creditors in respect of such debt being repaid, such assets shall then cease to be Non-Recourse Assets.

“Non-Recourse Creditor” means a creditor whose recourse for Non-Recourse Debt is limited to a Non-Recourse Asset (i) to the exclusion of any and all other recourse, whether directly or indirectly by way of Guarantees or otherwise against the Issuer or any of its Subsidiaries in respect of such debt or liability, or (ii) if other recourse is provided by the Issuer or a Subsidiary, such recourse is limited to a specific or determinable amount, and if such recourse constitutes Consolidated Debt, shall be included as such for so long as such recourse is in effect, without disqualifying the debt in respect of which there is no recourse from being Non-Recourse Debt, nor disqualifying the subject assets from being Non-Recourse Assets, nor disqualifying the creditor to whom such recourse is provided from being a Non-Recourse Creditor.

“Non-Recourse Debt” means debt contracted for the purpose of financing all or a portion of the costs of a specific Project (or improvements thereto) and due or otherwise owing to a Non-Recourse Creditor.

“Note Guarantees” means the CPLP Guarantee and any guarantee provided by a Material Subsidiary pursuant to Section 14.2.

“Note Guarantors” means CPLP and each Material Subsidiary that provides a Note Guarantee, in each case until such Person is released from its Note Guarantee in accordance with the terms of this Indenture.

“Noteholders” or “holders” means, at a particular time, the Persons entered in the Registers as holders of outstanding Notes at such time.

“Noteholders’ Request” means, in respect of a particular Series, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of the outstanding Notes of such Series or, in respect of all Notes, an instrument signed in one or more counterparts by Noteholders holding not less than 25% of the aggregate principal amount of all outstanding Notes, in each case requesting or directing the Trustee to take or refrain from taking the action or proceeding specified therein.

“Notes” means senior unsecured medium term notes of the Issuer issued pursuant to this Indenture and, for greater certainty, includes any Additional Notes.

“Officer” means, in respect of the ~~General Partner~~Issuer, the President, a Director, a Vice-President, the Treasurer or the Secretary.

“Officers’ Certificate” means a certificate ~~of the General Partner, on behalf~~ of the Issuer~~,~~ signed by any two Officers of the ~~General Partner~~Issuer, in their capacities as officers of the ~~General Partner~~Issuer and not in their personal capacities.

“Ordinary Resolution” has the meaning ascribed to such term in Section 10.12.

~~“Partnership Agreement” mean the amended and restated limited partnership agreement relating to the Issuer made as of July 9, 2009 between Capital Power Corporation, as the initial general partner (now replaced by Capital Power GP Holdings Inc.) and 7181035 Canada Inc., as initial limited partner and each additional person who is admitted to the Issuer as a limited partner in accordance with the provisions thereof, as such agreement may be amended, supplemented, restated or replaced from time to time.~~

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“Paying Agent” means a Person authorized by the Issuer to pay the principal, Premium or interest payable in respect of any Notes on behalf of the Issuer, and may include the Issuer and the Trustee.

“Permitted Encumbrances” means any of the following:

(a)	any Security Interest existing as of ~~the date of issuance by the Issuer of Notes issued pursuant to this Indenture,~~November 16, 2010, or arising thereafter pursuant to contractual commitments entered into prior to such ~~issuance~~date;

(b)	any Security Interest created, incurred or assumed to secure any Purchase Money Obligation or Capitalized Lease Obligation;

(c)	any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d)	any Security Interest in favour of any Subsidiary;

(e)	any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with the Issuer or a Material Subsidiary, or such property is otherwise acquired by the Issuer or a Material Subsidiary;

(f)	any Security Interest securing indebtedness for borrowed money permitted by Section 6.3(b)(v);

(g)	Security Interests created by the Issuer or any Material Subsidiary (i) in cash or marketable securities, or (ii) in reciprocal amounts owed to any counterparty to any Derivatives, clearing/exchange accounts, or netting arrangements, or (iii) through contractual set-off arrangements;

(h)	Security Interests in cash collateral posted by the Issuer pursuant to the credit agreements governing other Senior Unsecured Debt in connection with bankers acceptances and letters of credit issued thereunder;

(i)	any Security Interest in respect of:

(i)	liens for taxes, duties and assessments or securing workers compensation assessments, employment insurance or other social security obligations; provided however, that if any such taxes, duties or assessments are then overdue, the Issuer or any Material Subsidiary shall be contesting the same in good faith;

(ii)	any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(iii)	any obligations or duties, affecting the property of the Issuer or any Material Subsidiary, to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Issuer or such Material Subsidiary under government permits, leases or other grants, which obligations, duties and defects, in the aggregate, do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Issuer or such Material Subsidiary;

(iv)	any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens;

(v)	the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof;

(vi)	any undetermined or inchoate liens and charges incidental to the operations of the Issuer or any Material Subsidiary that have not been filed against the Issuer or such Material Subsidiary; provided, however, that if any such lien or charge shall have been filed, the Issuer or such Material Subsidiary shall be contesting the same in good faith;

(vii)	any Security Interest the validity of which is being contested by the Issuer or any Material Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full;

(viii)	any easements, rights-of-way and servitudes (including, without limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that, in the opinion of the Issuer, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Issuer or Material Subsidiary;

(ix)	Security Interests in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of the Issuer or any Material Subsidiary in connection with operations of the Issuer or any such Subsidiary if such Security Interest does not, either alone or in the aggregate, materially impair the conduct of the business of the Issuer or any such Subsidiary;

(x)	any liens and privileges arising out of judgments or awards with respect to which the Issuer or any Material Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; and

(xi)	any other liens of a nature similar to the foregoing which do not, in the opinion of the Issuer, materially impair the use of the property subject thereto, or the operation of the business of the Issuer or any Material Subsidiary, or the value of such property for the purpose of such business;

(j)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements), in whole or part, of any Security Interest referred to in the foregoing clauses (a) through (i) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the indebtedness secured thereby is not increased.

“Person” or “person” means any individual, corporation, body corporate, limited partnership, general partnership, joint stock company, association, joint venture, association, company, trust, bank, fund, governmental authority or other entity or organization, whether or not recognized as a legal entity.

“Premium” means, with respect to any Note at a particular time, the excess, if any, of the then applicable Redemption Price of such Note, excluding interest, over the principal amount of such Note.

“Prime Rate” means the rate of interest expressed as a rate per annum which the Issuer’s principal Canadian bank designates as its prime rate and which establishes from time to time the reference rate of interest such bank will use to determine the rate of interest it will charge for demand loans in Canadian dollars made in Canada, as such rate may be adjusted from time to time.

“Project” means the acquisition, construction or development of previously undeveloped or newly acquired assets forming an economic unit capable of generating sufficient cash flow, based on the reasonable assumptions of the Issuer or a Subsidiary, to cover the operating costs and debt service required to finance the undertaking relating to such assets over a period of time which is less than the projected economic life of the assets and includes any commercial operation for which such assets were so acquired, constructed or developed and which is subsequently carried on with such assets by such economic unit.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Record Date” means, in respect of a Series of Notes, a date fixed by the Issuer from time to time or specified in this Indenture for determining the Noteholders entitled to receive interest on an Interest Payment Date for such Series.

“Redemption Date” has the meaning ascribed to such term in Section 5.3.

“Redemption Price” means, in respect of a Note, the amount, including interest, if any, payable on the Redemption Date fixed for such Note.

“Redemption Price Calculation Date” means the date on which the Redemption Price is to be calculated for Notes that do not have a fixed Redemption Price, which date shall be the third Business Day prior to the Redemption Date.

“Register” means a register for the registration of Notes which the Trustee or a Registrar is required or permitted to maintain pursuant to Section 3.1.

“Registrar” means the Trustee or a Person other than the Trustee designated by the Issuer to keep a Register.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any contaminant in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.

“Securities” means any stock, shares, units, instalment receipts, voting trust certificates, bonds, debentures, notes, other evidences of indebtedness, or other documents or instruments commonly known as securities or any certificates of interest, shares or participation in temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe for, purchase or acquire any of the foregoing.

“Security Interest” means any assignment by way of security, mortgage, charge, pledge, lien, encumbrance, title retention agreement (excluding Capital Leases and operating leases) or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not.

“Senior Unsecured Debt” means, with respect to the Issuer, the most senior unsecured and unsubordinated indebtedness for borrowed money of the Issuer (including, for certainty, all indebtedness and obligations of the Issuer with respect to letters of credit, bankers acceptances and LIBOR loans).

“Series” means a series of Notes which, unless otherwise specified in a Supplemental Indenture or a Terms Schedule, consists of those Notes which have identical terms, regardless of whether such Notes are designated as a series or were or are to be issued at the same time.

“Stated Maturity” means the date specified, with respect to a Note, as the fixed date on which the principal of such Note is due and payable.

“Subordinated Debt” means all Consolidated Debt, the repayment of which is subordinated upon the occurrence of an event or circumstance which is an Event of Default hereunder both as to principal and interest to the payment of all amounts payable by the Issuer hereunder or payable by any Note Guarantor under each Note Guarantee, as the case may be.

“Subsidiary” means with respect to an entity:

(a)	any corporation of which such entity, alone or in conjunction with its other Subsidiaries, owns (legally or beneficially) an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors regardless of the manner in which other Voting Shares are voted;

(b)	any partnership of which, at the time, such entity, alone or in conjunction with its other Subsidiaries, directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or

(c)	any other person that is a legal entity of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such entity, alone or in conjunction with its other Subsidiaries;

and shall include any person in like relation to a Subsidiary. Unless otherwise specifically indicated herein, “Subsidiary” refers to a Subsidiary of the Issuer and includes, unless the context otherwise requires, each Material Subsidiary.

“Successor” has the meaning ascribed to such term in Section 9.1.

“Supplemental Indenture” means an indenture supplemental to this Indenture pursuant to which, among other things, Notes may be authorized for issue or the provisions of this Indenture may be amended.

“Terms Schedule” means a schedule setting out the terms and conditions that are applicable to the Notes or Additional Notes specified therein.

“Threshold Amount” means an amount equal to the greater of (i) 2% of Consolidated Assets of the Issuer, and (ii) $100,000,000.

“Transaction” has the meaning given to it in Section 9.1.

“Trustee” means Computershare Trust Company of Canada, or its successor or successors for the time being as trustee hereunder.

“Voting Shares” means share capital or capital stock of any class of any corporation which carries voting rights to elect the board of directors under all circumstances.

1.2	Meaning of “outstanding” for Certain Purposes

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled or delivered to the Trustee for cancellation or money for the payment or redemption thereof has been set aside pursuant to sections 2.9 or 5.5 or Article 8, provided that:

(a)	if a new Note has been issued in substitution for a Note that has been mutilated, lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(b)	Notes that have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof; and

(c)	for the purpose of any provision of this Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or to constitute a quorum at any meeting of Noteholders, Notes beneficially owned directly or indirectly by the Issuer or any Affiliate of the Issuer shall be disregarded; provided that

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action or on the Noteholders present or represented at any meeting of Noteholders constituting a quorum, only the Notes which the Trustee knows are so owned shall be so disregarded; and

(ii)	Notes so owned that have been pledged in good faith other than to the Issuer or an Affiliate of the Issuer shall not be disregarded if the pledgee shall establish to the satisfaction of the Trustee, acting reasonably, the pledgee’s right to vote, sign consents, requisitions or other instruments or take such other actions free from the control of the Issuer or any Affiliate of the Issuer.

1.3	Interpretation Not Affected by Headings

The division of this Indenture into Articles, Sections and clauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	Extended Meanings

In this Indenture, unless otherwise expressly provided herein or unless the context otherwise requires, words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; references to “Indenture”, “this Indenture”, “hereto”, “herein”, “hereby”, “hereunder” and similar expressions refer to this trust indenture, and not to any particular Article, Section, clause or other portion hereof, and include all Schedules and amendments hereto, modifications or restatements hereof, and any and every Supplemental Indenture and Terms Schedule; and the expressions “Article”, “Section”, “clause” and “Schedule” followed by a number, letter or combination of numbers and letter refer to the specified Article, Section or clause of or Schedule to this Indenture.

1.5	Day Not a Business Day

Except as otherwise provided herein, if any day on which an amount is to be determined or an action is to be taken hereunder at a particular location is not a Business Day, then such amount shall be determined or such action shall be taken at or before the requisite time on the next succeeding day that is a Business Day at such location.

1.6	Currency

Except as otherwise provided herein, all references in this Indenture to “Canadian dollars” “dollars” and “$” are to lawful money of Canada.

1.7	Other Currencies

For the purpose of making any computation under this Indenture, any currency other than Canadian dollars shall be converted into Canadian dollars at the Bank of Canada noon rate of exchange on the date on which such computation is to be made.

1.8	Statutes

Each reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.9	Invalidity of Provisions

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Applicable Law

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in the Province of Alberta and shall be treated in all respects as Alberta contracts.

~~1.11~~	~~References to Issuer and General Partner~~

~~Any reference in this Indenture to the “Issuer” shall also mean to refer to the “General Partner acting on behalf of the Issuer” and any reference herein to the “General Partner” shall also mean to refer to the “General Partner acting on behalf of the Issuer”.~~

~~1.12~~	~~Liability of Limited Partners~~

~~The Issuer is a limited partnership formed under the Limited Partnerships Act (Ontario). A limited partner of the Issuer is not liable for the obligations of the Issuer, except in respect of the value of money and other property the limited partner contributes or agrees to contribute to the Issuer.~~

1.11	~~1.13~~ Language

In the event of any contradiction, discrepancy or difference between the English language version and the French or other language version of the text of a Note, the English language version of the text shall govern.

The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachment soient rédigés en anglais.

ARTICLE 2

THE NOTES

2.1	Limit of Issue

The aggregate principal amount of Notes which may be issued under this Indenture is unlimited, but Notes may be issued hereunder only upon the terms and subject to the conditions herein provided.

2.2	Issuance in Series

The Notes may be issued in one or more Series. The Notes of each Series shall be designated in such manner, shall bear such date or dates and mature on such date or dates, shall bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such Premium or without Premium, may be payable as to principal, interest and Premium at such place or places and in such currency or currencies, may be payable as to principal, interest and Premium in Securities of the Issuer or any other Person, may provide for such mandatory redemption, sinking fund or other analogous prepayment obligations, may provide for the payment of a yield maintenance amount, may contain such provisions for the exchange or transfer of Notes of different denominations and forms, may have attached thereto or issued therewith Securities entitling the holders to subscribe for, purchase or acquire Securities of the Issuer or any other Person upon such terms, may give the holders thereof the right to convert Notes into Securities of the Issuer or any other Person upon such terms, may be defeasible at the option of the Issuer, and may contain such other provisions not inconsistent with the provisions of this Indenture, as may be determined by the Issuer at or prior to the time of issue of the Notes of such Series and set forth in a Terms Schedule or, to such extent as the Issuer deems appropriate, in a Supplemental Indenture pertaining to the Notes of such Series; provided that, the Notes of each Series shall have a stated maturity of not less than one year from the original issuance date of Notes of such Series. At the option of the Issuer, the maximum principal amount of Notes of any Series may be limited, such limitation to be expressed in the Terms Schedule or Supplemental Indenture providing for the issuance of the Notes of such Series; provided that any such limitation may be increased at any time by the Issuer.

~~Notwithstanding the foregoing, or any other provision of this Indenture, no Note shall be issued that would, if issued by the Issuer, be “equity” of the Issuer within the meaning assigned by subsection 122.1(1) of the Income Tax Act (Canada) (the “Tax Act”) as of the date hereof (or by any similar provision of the Tax Act as amended from time to time) or which would result in the Issuer not being an “excluded subsidiary entity” within the meaning assigned by subsection 122.1(1) of the Tax Act as of the date hereof (or by any similar provision of the Tax Act as amended from time to time). In addition, the Issuer shall not issue Notes under this Indenture that are intended by the Issuer to be eligible investments for certain deferred income plans under the Tax Act unless such Notes meet the criteria set out in paragraph (c.1) of the definition of “qualified investment” in section 204 of the Tax Act (or in any similar provision of the Tax Act, as amended from time to time) or unless the Tax Act is amended to provide another provision under which the Notes may qualify as a “qualified investment” for deferred income plans and the Notes to be issued meet all of the requirements of such provision.~~

2.3	Form of Notes

The Notes of any Series may be of different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Notes of different denominations or forms and in the provisions for the registration or transfer of Notes, and any Series of Notes may consist of Notes having different dates of issue, different dates of maturity, different rates of interest, different redemption prices, different sinking fund provisions, and partly of Notes carrying the benefit of a sinking fund and partly of Notes with no sinking fund provided therefor.

Subject to the foregoing provisions and subject to any limitation as to the maximum principal amount of Notes of any particular Series, any Note may be issued as part of any Series of Notes previously issued.

All Notes shall be in the form specified by the Issuer in the Supplemental Indenture or Terms Schedule relating thereto and approved by the Trustee, whose approval shall be conclusively evidenced by its certification thereof.

The Notes of any Series may be engraved, lithographed, printed, mimeographed or typewritten, or partly in one form and partly in another, as the Issuer may determine, provided that if the Notes of any Series are issued in mimeographed or typewritten form, the Issuer, on the demand of any registered holder thereof, shall make available within a reasonable time after such demand, without expense to such holder, engraved, lithographed or printed Notes in exchange therefor.

2.4	Notes to Rank Equally

The Notes will be direct unsecured obligations of the Issuer. The Notes of each Series will rank equally and pari passu with each other and with the Notes of every other Series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different Series of Notes and other similar types of obligations of the Issuer.

2.5	Book Entry Only Notes

(a)	Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, and subject to subsection 2.5(c), each Series of Notes shall be issued as Book Entry Only Notes represented by one or more Global Notes registered in the name of the Depository or its nominee. Each Global Note shall bear the legend set out in Schedule A (or such updated legend as may be specified by the Depository from time to time).

(b)	Beneficial owners of Book Entry Only Notes will have no right to receive definitive Notes until such time, if any, as:

(i)	the Issuer determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of Global Notes, and the Issuer is unable to locate a qualified successor;

(ii)	the Depository notifies the Issuer that it is unwilling or unable to continue to act as depository in connection with such Notes and the Issuer is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

(iv)	the Issuer elects, in respect of any series of Notes, to terminate the book entry only registration of such Notes through the Depository; or

(v)	the Depository determines to transfer the Notes in accordance with subsection 3.3(d);

following which definitive Notes in fully registered form shall be issued in exchange for such Global Note or Global Notes, registered in such names and in such denominations (in a minimum of $1,000 principal amount and multiples thereof) as the Depository for such Global Note or Global Notes, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee, provided that the aggregate principal amount of the definitive Notes is equal to the principal amount of the Global Note or Global Notes so exchanged.

(c)	Notwithstanding subsections (a) and (b) of this Section 2.5, if a Series of Notes is being issued as Book Entry Only Notes and a portion of the Notes are being issued by private placement in Canada, the United States of America or elsewhere in a manner that results in such Notes being subject to resale restrictions, the Issuer may, at its option, instead of issuing such restricted Notes as part of a Global Note, issue individual registered Notes (in a minimum of $1,000 principal amount and multiples thereof) in the name of the private placement purchasers of such restricted Notes or as they may direct, with such legend or legends on such Notes as the Issuer may require; provided that upon a transfer or exchange of such Notes in a manner that will result in such legend or legends being removed from the replacement Note being issued, the Notes must be transferred to the Depository or its nominee and will become part of the Global Note or Global Notes held by the Depository.

2.6	Signatures on Notes

All Notes shall be signed (either manually or by facsimile signature) on behalf of the Issuer by any two Officers of the ~~General Partner~~Issuer. A facsimile signature on any Note shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature was reproduced, and each Note so signed shall be valid and binding upon the Issuer notwithstanding that any individual whose signature (either manual or facsimile) appears on a Note is not at the date of this Indenture or at the date of the Note or at the date of the certification and delivery thereof an Officer of the ~~General Partner~~Issuer.

2.7	Certification

No Note shall be issued or, if issued, shall be obligatory or entitle the holder thereof to the benefit hereof until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note has been duly issued hereunder and is a valid obligation of the Issuer.

The certificate of the Trustee signed on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of such Note or its issuance. The certificate of the Trustee signed on any Note shall, however, be a representation and warranty by the Trustee that such Note has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

2.8	Concerning Interest

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes:

(a)	every Note of a Series, whether issued originally or in exchange or in substitution for previously issued Notes, shall bear interest from and including the later of:

(i)	its date of issue; and

(ii)	the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes of the same Series;

(b)	interest shall be payable semi-annually in arrears and in equal instalments to Noteholders on the Record Date for each applicable Interest Payment Date;

(c)	interest payable for any period of less than six months shall be computed on the basis of a year of 365 days; and

(d)	whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed year.

Subject to accrual of any interest on unpaid interest from time to time, interest on each Note will cease to accrue from the earlier of the Maturity Date of such Note and, if such Note is called for redemption, the Redemption Date, unless, in each case, upon due presentation and surrender of such Note for payment on or after such Maturity Date or Redemption Date, as the case may be, such payment is improperly withheld or refused by the Issuer.

Wherever in this Indenture or the Notes there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Note, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture in which such express mention is not made.

Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, if the date for payment of any amount of principal or interest in respect of any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day at such place and the holder of such Note will not be entitled to any further interest or other payment in respect of the delay.

Except as otherwise provided herein or in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer shall pay the interest due upon the principal amount of each interest-bearing Note (except interest payable on maturity or redemption of a Note which, at the option of the Issuer, may be paid only upon presentation of such Note for payment) by forwarding or causing to be forwarded by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Issuer determine to be appropriate) a cheque for such interest (less any tax required by law to be deducted or withheld) payable to the holder of such Note for the time being on the Record Date for each applicable Interest Payment Date at the address appearing on the Register unless otherwise directed in writing by the holder or, in the case of registered joint holders, payable to all such joint holders and addressed to one of them at the last address appearing in the applicable Register and negotiable at par at each of the places at which interest upon such Note is payable. The forwarding of such cheque shall satisfy and discharge the liability for the interest on such Note to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld) unless such cheque is not paid on presentation at any of the places at which such interest is payable. In the event of the non-receipt of such cheque by the applicable Noteholder or the loss, theft or destruction thereof, the Issuer, upon being furnished with evidence of such non-receipt, loss, theft or destruction and indemnity reasonably satisfactory to it, shall issue or cause to be issued to such Noteholder a replacement cheque for the amount of such cheque. Notwithstanding the foregoing, the Issuer, at its option, may cause the amount payable in respect of interest to be paid to a Noteholder by wire transfer to an account maintained by such Noteholder or in any other manner acceptable to the Trustee.

If payment of interest is made by cheque, such cheque shall be forwarded at least three Business Days prior to the applicable Interest Payment Date, and if payment is made in any other manner, such payment shall be made in a manner whereby the recipient receives credit for such payment on the applicable Interest Payment Date.

If a Series of Notes or any portion thereof is represented by a Global Note, then all payments of interest on the Global Note shall be made by electronic funds transfer by the Issuer to the Trustee and by the Trustee to the Depository or its nominee for subsequent payment to beneficial holders of interests in that Global Note, unless the Issuer and the Depository otherwise agree. Such funds as are required for the payments of interest on the Global Note by the Trustee to the Depository shall be deposited by the Issuer with the Trustee by wire transfer on or before 11:00 a.m. (Edmonton Time) on the Business Day prior to the Interest Payment Date. The Trustee shall use the funds deposited by the Issuer with the Trustee to pay to the Depository on the Interest Payment Date the interest on the Global Note then due. The deposit of funds by the Issuer with the Trustee with respect to the payment of interest will satisfy and discharge the liability of the Issuer in respect of the interest then due on such Global Note to the extent of the amount deposited (plus the amount of any tax deducted and withheld). None of the Issuer, the Trustee or any agent of the Trustee for any Note issued as a Global Note will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.9	Payments of Amounts Due on Maturity

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, the Issuer will establish and maintain with the Trustee a Debt Account for each Series of Notes. Each such Debt Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture. Prior to 11:00 a.m. (Edmonton time) on the Business Day prior to each Maturity Date for outstanding Notes, the Issuer will deposit in the applicable Debt Account an amount sufficient to pay the principal amount of, Premium (if any) on and accrued and unpaid interest (if any) payable in respect of such Notes (less any taxes required by law to be deducted or withheld). The Trustee will use the funds deposited in a Debt Account to pay to the holder of a Note entitled to receive payment, the principal amount of Premium on and any accrued and unpaid interest payable on the Note upon surrender of the Note at the Corporate Trust Office or at such other place or places as shall be designated for such purpose from time to time by the Issuer and the Trustee. The deposit of such amount to the applicable Debt Account will satisfy and discharge the liability of the Issuer for the Notes to which the deposit relates to the extent of the amount deposited (plus the amount of any taxes deducted or withheld) and such Notes will thereafter not to that extent be considered to be outstanding and the holders thereof will have no right with respect thereto other than to receive out of the amount so deposited the respective amounts to which the holders are entitled. Failure to make a deposit as required pursuant to this Section 2.9 shall constitute an Event of Default in payment on the Notes in respect of which the deposit was required to have been made.

2.10	Interim Notes

Pending the preparation and delivery to the Trustee of definitive Notes of any Series, the Issuer may execute in lieu thereof (but subject to the same provisions, conditions and limitations as herein set forth) and the Trustee may certify interim printed, mimeographed or typewritten Notes, in such forms and in such denominations and with such appropriate omissions, insertions and variations as may be approved by the Trustee and any two Officers of the ~~General Partner, on behalf of the~~ Issuer (whose certification or signature, either manual or facsimile, on any such interim Notes shall be conclusive evidence of such approval) entitling the holders thereof to receive definitive Notes of such Series in any authorized denominations and forms when the same are prepared and ready for delivery, without expense to the holders, but the total amount of interim Notes of any Series so issued shall not exceed the total amount of Notes of such Series for the time being authorized. Forthwith after the issuance of any such interim Notes, the Issuer shall cause to be prepared the appropriate definitive Notes for delivery to the holders of such interim Notes.

Any interim Notes when duly issued shall, until exchanged for definitive Notes, entitle the holders thereof to rank for all purposes as Noteholders and otherwise in respect of this Indenture to the same extent and in the same manner as though such exchange had actually been made. When exchanged for definitive Notes, such interim Notes shall forthwith be cancelled by the Trustee. Any interest paid upon interim Notes shall be noted thereon by the Paying Agent at the time of payment unless paid by warrant or cheque to the registered holder thereof.

2.11	Issue of Substitutional Notes

If any Note issued and certified hereunder shall become mutilated or be lost, destroyed or stolen, the Issuer, in its sole discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Note of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Note or in lieu of and in substitution for such lost, destroyed or stolen Note. The substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. The applicant for a new Note shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Issuer and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Note so lost, destroyed or stolen as shall be satisfactory to the Issuer and to the Trustee in their discretion, and such applicant will also be required to furnish an indemnity and surety bond, in amount and form satisfactory to the Issuer and the Trustee in their discretion, and shall pay the reasonable charges of the Issuer and the Trustee in connection therewith.

2.12	Option of Holder as to Place of Payment

Except as herein otherwise provided, all amounts which at any time become payable on account of any Note or any interest or Premium thereon shall be payable at the option of the holder at any of the places at which the principal and interest in respect of such Note are payable.

2.13	Record of Payment

The Trustee shall maintain accounts and records evidencing each payment of principal of and Premium and interest on Notes, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

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None of the Issuer, the Trustee, any Registrar or any Paying Agent will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Note or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.14	Surrender for Cancellation

If the principal amount due upon any Note shall become payable before the Stated Maturity thereof, the Person presenting such Note for payment shall surrender the same to the Trustee for cancellation and the Issuer shall pay or cause to be paid the interest accrued and unpaid thereon (computed on a per diem basis if the date fixed for payment is not an Interest Payment Date) and the provisions of Article 8 shall apply to such Note.

2.15	Right to Receive Indenture

Each Noteholder is entitled to receive from the Issuer a copy of this Indenture upon written request and payment of a reasonable copying charge.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP OF NOTES

3.1	Registers

The Issuer will cause to be kept at the Corporate Trust Office, or at such other place as shall be agreed in writing by the Issuer and the Trustee, a central register (the “Central Register”) and may cause to be kept in such other place or places by the Trustee or by such other Registrar or Registrars (if any) as the Issuer may designate, branch registers (each a “Register” and collectively with the Central Register the “Registers”) in each of which will be entered the names and latest known addresses of holders of Notes and the other particulars, as prescribed by law, of the Notes held by each of them and of all transfers of such Notes. Such registration will be noted on such Notes by the Trustee or other Registrar. Every Registrar (including the Trustee) from time to time shall, when requested to do so by the Issuer or by the Trustee, furnish the Issuer or the Trustee, as the case may be, with a list of the names and addresses of the holders of Notes entered on the Register kept by such Registrar showing the principal amount and serial numbers of such Notes held by each holder.

The Registers referred to in this Section 3.1 shall at all reasonable times be open for inspection by the Issuer, the Trustee, any Noteholder and any Person who has a beneficial interest in a Global Note who provides a sworn affidavit confirming such beneficial ownership.

3.2	Transfers of Notes

(a)	A registered holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of Section 3.1.

(b)	No transfer of a Note will be effective as against the Issuer unless:

(i)	such transfer is made by the registered holder of the Note or the executor, administrator or other legal representative of, or any attorney for, the registered holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, upon surrender to the Trustee or other Registrar of the Note and a duly executed form of transfer;

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(ii)	such transfer is made in compliance with such requirements as the Trustee or other Registrar may prescribe; and

(iii)	such transfer has been duly noted on such Note and on one of the appropriate Registers by the Trustee or other Registrar.

(c)	Notwithstanding subsection (a) of this Section 3.2, a registered holder of a Note may transfer such Note only in compliance with the provisions of any legend or legends thereon restricting transfer.

3.3	Restrictions On Transfer of Global Notes

Notwithstanding any other provision of this Indenture, a Global Note may not be transferred by the Depository except in the following circumstances or as otherwise specified in a Terms Schedule or Supplemental Indenture relating to such Note:

(a)	a Global Note may be transferred by the Depository to the nominee of the Depository or by a nominee of the Depository to the Depository or to another nominee of the Depository or by the Depository or its nominee to a successor Depository or its nominee;

(b)	a Global Note may be transferred at any time after the Depository for such Global Note has notified the Issuer or the Issuer determines that the Depository is unwilling or unable or no longer eligible to continue as Depository for such Global Note;

(c)	a Global Note may be transferred at any time after the Issuer has determined, in its sole discretion, that the Notes represented by such Global Note shall no longer be held as Book Entry Only Notes; and

(d)	a Global Note may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes of the Series issued in the form of a Global Note, provided that at the time of such transfer the Event of Default has not been waived in accordance with the provisions of this Indenture.

3.4	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other Registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on a Register as the owner of such Note free from all equities or rights of setoff or counterclaim between the Issuer and the transferor or any previous holder of such Note, except in respect of equities of which the Issuer is required to take notice by statute or regulation or by order of a court of competent jurisdiction.

3.5	Closing of Registers

Except in the case of the Central Register, the Issuer shall have power at any time to close any Register. The Issuer will transfer the registration of any Notes registered on a Register which the Issuer closes to another existing Register or to a new Register and thereafter such Notes will be deemed to be registered on such existing or new Register, as the case may be. If the Register in any place is closed and the records transferred to a Register in another place, notice of such change will be given to each Noteholder registered in the Register so closed and the particulars of such change will be recorded in the Central Register.

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Neither the Issuer nor the Trustee nor any Registrar shall be required to effect transfers or exchanges of Notes of any Series:

(a)	from the day of any selection by the Trustee of Notes of that Series to be redeemed until the day on which notice of redemption is mailed pursuant to Section 5.3; or

(b)	that have been selected or called for redemption in whole or in part unless, upon due presentation thereof for redemption, such Notes are not redeemed.

3.6	Exchange of Notes

Subject to Section 3.5, Notes in any authorized form or denomination may be exchanged upon reasonable notice for Notes in any other authorized form or denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same Series carrying the same rate of interest and having the same Maturity Date and the same redemption and sinking fund provisions, if any.

Notes of any Series may be exchanged at the Corporate Trust Office or at such other place or places (if any) as may be specified in the Notes of such Series or in the Terms Schedule or Supplemental Indenture providing for the issuance thereof, and at such other place or places (if any) as may from time to time be designated by the Issuer. Any Notes tendered for exchange shall be surrendered to the Trustee. The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out such exchanges. All Notes surrendered for exchange shall be cancelled.

Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(a)	Notes which have been selected or called for redemption may not be exchanged for Notes of larger denominations; and

(b)	if a Note that has been selected or called for redemption in part is presented for exchange into Notes of smaller denominations, the Trustee shall designate, according to such method as the Trustee shall deem equitable, particular Notes of those issued in exchange, which shall be deemed to have been selected or called for redemption, in whole or in part, and the Trustee shall note thereon a statement to that effect.

3.7	Ownership and Entitlement to Payment

The Person in whose name a Note is registered shall be deemed to be the owner thereof for all purposes of this Indenture and payment of or on account of the principal of and Premium and interest on such Note shall be made only to or upon the order in writing of such Person, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

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If a Note is registered in the name of more than one Person, the principal, Premium and interest from time to time payable in respect thereof may be paid to the order of all such Persons, failing written instructions from them to the contrary, and each such payment shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid.

Notwithstanding any other provision of this Indenture, all payments (including principal, Premium and interest) in respect of Notes represented by a Global Note shall be made or caused to be made to the Depository or its nominee. The Issuer understands that such payments will be subsequently paid by the Depository or its nominee to holders of interests in such Global Note, however, the Issuer has no responsibility or liability in respect of such subsequent payments.

The registered holder for the time being of a Note shall be entitled to the principal, Premium and interest evidenced by such Note, free from all equities or rights of setoff or counterclaim between the Issuer and the original or any intermediate holder thereof, and all Persons may act accordingly. The receipt by any such registered holder of any such principal, Premium or interest shall be a good and sufficient discharge to the Issuer, the Trustee, any Registrar and any Paying Agent for the amount so paid, and neither the Issuer nor the Trustee shall be bound to inquire into the title of any such registered holder.

3.8	Evidence of Ownership

The Issuer and the Trustee may treat the registered holder of a Note as the owner thereof without actual production of such Note for the purpose of any Noteholders’ Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of such Note.

3.9	No Notice of Trusts

Neither the Issuer nor the Trustee nor any Registrar nor any Paying Agent shall be bound to take notice of or see to the performance or observance of any duty owed to a third Person (whether under a trust, express, implied, resulting or constructive, in respect of any Note or otherwise) by the owner or the registered holder of a Note or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Note, and the Issuer, the Trustee and any Registrar may transfer such Note on the direction of the Person so treated or registered as the holder thereof, whether named as trustee or otherwise, as though that Person was the beneficial owner of such Note.

3.10	Charges for Transfer and Exchange

For each Note exchanged or transferred, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon in writing by the Trustee and the Issuer from time to time), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

Notwithstanding the foregoing, no charge (except a charge to reimburse the Trustee or other Registrar for any stamp taxes or governmental or other charges) shall be made to a holder of Notes of any Series:

(a)	for any exchange or transfer of any Note applied for within a period of 45 days from the date of the first delivery of Notes of such Series;

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(b)	for any exchange after such period of Notes in denominations in excess of $1,000 for Notes in lesser denominations, provided that the Notes surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to Section 3.10(a);

(c)	for any exchange of any interim Note that has been issued pursuant to Section 2.10; or

(d)	for any exchange of any Note resulting from a partial redemption pursuant to Section 5.2.

ARTICLE 4
ISSUE, CERTIFICATION AND DELIVERY OF NOTES AND ADDITIONAL NOTES

4.1	Issue, Certification and Delivery of Notes and Additional Notes

The Issuer may issue, and the Trustee shall certify and deliver to or to the order of the Issuer, Notes and Additional Notes issuable under this Indenture, but only upon receipt by the Trustee of the following:

(a)	an Officers’ Certificate stating that no Event of Default has occurred and is continuing;

(b)	an Order of the Issuer for the certification and delivery of such Notes or Additional Notes, which shall specify the principal amount of Notes or Additional Notes requested to be certified and delivered, and to which is attached the Supplemental Indenture or Terms Schedule setting out the terms and conditions of such Notes or Additional Notes; and

(c)	an opinion of Counsel to the effect that all requirements of this Indenture and applicable law in connection with the issue of such Notes or Additional Notes have been complied with.

Upon the certification and delivery by the Trustee of Notes or Additional Notes in accordance with an Order of the Issuer, the Supplemental Indenture or Terms Schedule attached to such Order of the Issuer shall be deemed to form part of this Indenture.

4.2	No Notes or Additional Notes to be Certified during Event of Default

No Notes or Additional Notes shall be certified and delivered hereunder if, at the time of such certification and delivery, to the knowledge of the Trustee, an Event of Default has occurred and is continuing.

ARTICLE 5
REDEMPTION AND PURCHASE OF NOTES

5.1	General

So long as no Event of Default has occurred and is continuing, the Issuer shall have the right at its option to redeem, either in whole at any time or in part from time to time before the Stated Maturity, Notes of any Series which by their terms are made so redeemable, at such rate or rates of Premium and on such date or dates and on such terms and conditions as shall have been determined at the time of issue of such Notes and as shall be expressed in such Notes or in the Supplemental Indenture or Terms Schedule authorizing or providing for the issue thereof.

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5.2	Partial Redemption of Notes

If less than all of the Notes of any Series for the time being outstanding are to be redeemed, the Issuer shall in each such case, at least 15 days before the date upon which the notice of redemption is required to be given, notify the Trustee in writing of the Issuer’s intention to redeem Notes of such Series and of the aggregate principal amount of Notes to be redeemed. The Notes so to be redeemed shall be selected by the Trustee in such a manner as the Trustee shall deem equitable and expedient. For this purpose, the Trustee may make regulations with regard to the manner in which such Notes may be so selected, and regulations so made shall be valid and binding upon all holders of Notes. Notes of denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof), and, unless the context otherwise requires, reference to Notes in this Article 5 shall be deemed to include any such part of the principal amount of Notes which shall have been so selected and called for redemption. The holder of any Note called for redemption in part only, upon surrender of such Note for payment in accordance with this Indenture, shall be entitled to receive, without expense to such holder, one or more new Notes for the unredeemed part of the Note so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.3	Notice of Redemption

Notice of intention to redeem any of the Notes shall be given by or on behalf of the Issuer to the holders of the Notes which are to be redeemed, not more than 60 days and not less than 30 days prior to the date fixed for redemption (the “Redemption Date”), in the manner provided in Section 11.2. Every notice of redemption shall specify the Series and the Maturity Date of the Notes called for redemption, the Redemption Date, the Redemption Price or the Redemption Price Calculation Date, as applicable, and the place or places of payment, and shall state that all interest thereon shall cease from and after the Redemption Date. In addition, unless all the outstanding Notes of a Series are to be redeemed, the notice of redemption shall specify:

(a)	in the case of a notice mailed or e-mailed to a holder of Notes, the distinguishing letters and numbers of the Notes which are to be redeemed (or of such thereof as are registered in the name of such holder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Book Entry Only Notes, that the redemption will take place in such manner as may be agreed by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes to be redeemed or, if any such Note is to be redeemed in part only, the principal amount of such part.

If a notice of redemption specifies a Redemption Price Calculation Date for any Notes, the Issuer shall deliver to the Trustee, not later than the second Business Day prior to the Redemption Date for such Notes, a Certificate of the Issuer which specifies the Redemption Price of such Notes.

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5.4	Notes Due on Redemption Dates

Upon notice having been given as specified in Section 5.3, all the Notes so called for redemption shall thereupon be and become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the money necessary to redeem such Notes shall have been deposited as provided in Section 5.5 and affidavits or other proof satisfactory to the Trustee, acting reasonably, as to the publication or mailing of such notices shall have been lodged with the Trustee, such Notes shall not be considered as outstanding hereunder and interest upon such Notes shall cease.

If any question shall arise as to whether any notice has been given as required or any deposit has been made, such question shall be decided by the Trustee, whose decision shall be final and binding upon all parties in interest.

5.5	Deposit of Redemption Amount

Except as otherwise provided in a Terms Schedule or Supplemental Indenture applicable to a Series of Notes, upon Notes having been called for redemption, the Issuer shall deposit with the Trustee or any Paying Agent to the order of the Trustee, by 11:00 a.m. (Edmonton time) on the Business Day prior to the Redemption Date specified in the notice of redemption, by certified cheque or electronic funds transfer, such amount as may be sufficient to pay the Redemption Price of the Notes to be redeemed. The deposit of such amount by the Issuer with the Trustee will satisfy and discharge the liability of the Issuer in respect of the Redemption Price of the Notes to be redeemed to the extent of the amount deposited (plus the amount of any tax deducted or withheld). From the amount so deposited, the Trustee or the Paying Agent, as applicable, shall pay or cause to be paid to the holders of such Notes called for redemption, upon surrender of such Notes, the Redemption Price to which they are respectively entitled on the Redemption Date(less any taxes required by law to be deducted or withheld).

5.6	Failure to Surrender Notes Called for Redemption

If the holder of any Note called for redemption fails on or before the date specified for redemption to surrender such Note, or does not within such time accept payment of the Redemption Price payable in respect thereof or give such receipt therefor, if any, as the Trustee may require, such Redemption Price (less any taxes required by law to be deducted or withheld) may be deposited in trust either with the Trustee or with a chartered bank (which may be an Affiliate of the Trustee), at such rate of interest as the Trustee or such bank may allow, and such deposit (plus the amount of any taxes deducted or withheld) shall for all purposes be deemed a payment to such holder of the sum so deposited and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and such holder shall have no right other than to receive payment out of the amount so deposited, upon surrender and delivery of such holder’s Note, of the Redemption Price of such Note.

5.7	Purchase of Notes

Except as otherwise provided in the Terms Schedule or Supplemental Indenture applicable to a Series of Notes and so long as no Event of Default has occurred and is continuing, the Issuer may purchase all or any of the Notes in the open market (which shall include purchase from or through an investment dealer or stock exchange member) or by tender or by private contract, at any price. Except where the Issuer has purchased beneficial interests in a Global Note, all Notes so purchased shall forthwith be delivered to the Trustee and shall be cancelled by it and, subject to the following paragraph of this Section 5.7, no Notes shall be issued in substitution therefor.

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If, upon an invitation for tenders, more Notes are tendered at the same lowest price than the Issuer is prepared to accept, the Notes to be purchased by the Issuer will be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) as the Trustee considers appropriate, from the Notes tendered by each tendering Noteholder who tendered at such lowest price. For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Noteholders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only. The holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such holder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered.

5.8	Cancellation of Notes

Subject to the provisions of Section 5.2 and Section 5.7 as to Notes redeemed or purchased in part, all Notes purchased or redeemed in whole or in part by the Issuer under the provisions of this Article 5 shall not be reissued or resold and shall be forthwith delivered to and cancelled by the Trustee, and no Notes of the same Series shall be issued in substitution therefor and the provisions of Article 8 shall apply to any such cancelled Notes.

ARTICLE 6
COVENANTS OF THE ISSUER

6.1	Positive Covenants

The Issuer covenants with the Trustee that, for so long as any Notes remain outstanding:

(a)	Payment and Performance: the Issuer shall duly and punctually pay all sums of money payable by it hereunder and under the Notes as and when due and shall perform all other obligations on its part to be performed hereunder at the times and places and in the manner provided for herein and therein;

(b)	~~Partnership~~Corporate Existence: subject to Section 9.1, the Issuer shall maintain its ~~limited partnership~~corporate existence in good standing under the laws of its governing jurisdiction and register and qualify and remain registered and qualified as a ~~limited partnership~~corporation authorized to carry on business under the laws of each jurisdiction in which the nature of any business conducted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except in jurisdictions where the failure to so register or qualify does not have and would not reasonably be expected to have a Material Adverse Effect;

(c)	Existence of Subsidiaries: subject to Section 9.1, the Issuer shall cause each Material Subsidiary to maintain its existence in good standing under the laws of its governing jurisdiction and shall cause each Material Subsidiary to duly register and qualify and remain duly registered and qualified to carry on business under the laws of each jurisdiction in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification except in jurisdictions where the failure to so register or qualify does not have and would not reasonably be expected to have a Material Adverse Effect;

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(d)	Insurance: the Issuer shall, and shall cause each Material Subsidiary to:

(i)	maintain in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing covering the properties and operations of the Issuer and the Material Subsidiaries, as is customarily and prudently maintained by persons of comparable size and financial standing to the Issuer or such Subsidiary engaged in the same or similar business in the localities where their properties and operations are located, and/or

(ii)	adopt other methods or plans of protection, including self-insurance, covering the properties and operations of the Issuer and the Material Subsidiaries in substitution or partial substitution for the insurance referred to in paragraph (i) above, if such plans or methods shall, in the opinion of the appropriate senior officers of the Issuer or its Material Subsidiaries, acting reasonably, be in its or their best interests;

(e)	Compliance With Laws and Regulations: the Issuer shall, and shall cause each Material Subsidiary to:

(i)	comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, all Environmental Laws,

(ii)	observe and conform in all respects to all valid requirements of any governmental authority relative to any of its assets and all covenants, terms and conditions of all agreements upon or under which any of its assets are held, and

(iii)	obtain, maintain in effect and comply in all material respects with all terms and conditions of, any permits, licences and other authorizations which are required under Environmental Laws;

except to the extent any such failure does not have and would not reasonably be expected to have a Material Adverse Effect;

(f)	Payment of Taxes, Government Levies and Other Obligations: the Issuer shall, and shall cause each Material Subsidiary to, pay or cause to be paid all material rents, taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other similar obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or assets or any part thereof, as and when the same become due and payable, except to the extent and for so long as the Issuer or such Material Subsidiary shall be diligently contesting its obligation to do so in good faith and by appropriate proceedings;

(g)	Notice of Defaults: the Issuer shall provide prompt notice to the Trustee of any Default or Event of Default upon any of the President, Chief Financial Officer, General Counsel or Senior Vice President (Operations) becoming aware of the facts giving rise to such Default or Event of Default;

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(h)	Maintenance of Books and Records: the Issuer shall, and shall cause each Material Subsidiary to, keep proper and adequate records and books of account in a manner sufficient to enable the preparation of financial statements in accordance with GAAP and, if a Default or an Event of Default has occurred and is continuing, upon the request of the Trustee, make the same available for confidential inspection by the Trustee and its employees at all reasonable times and upon reasonable notice;

(i)	Year End Financial Statements: the Issuer shall furnish to the Trustee, as soon as available, and in any event within 90 days after the end of the Fiscal Year of ~~each of~~ the Issuer ~~and CPC~~, the audited annual financial statements of the Issuer ~~and CPC~~; provided that the Issuer shall be deemed to have furnished such financial statements if the Issuer has made the same available on “SEDAR”;

(j)	Quarterly Financial Statements: the Issuer shall furnish to the Trustee, as soon as available, and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year ~~of each~~ of the Issuer ~~and CPC~~, the unaudited quarterly financial statements of the Issuer ~~and CPC~~; provided that the Issuer shall be deemed to have furnished such financial statements if the Issuer has made the same available on “SEDAR”;

(k)	Copies of Regulatory Filings: the Issuer shall furnish to the Trustee all financial statements, proxy statements, information circulars, notices and reports that it ~~sends to its partners, or that CPC~~ sends to its shareholders, together with copies of all final prospectuses, registration statements, material change reports and annual information forms, if any, filed by the Issuer ~~or CPC~~ with any Canadian or United States securities regulatory authority; provided that the Issuer shall be deemed to have furnished such materials if the Issuer ~~or CPC~~ has made the same available on “SEDAR”;

(l)	Compliance Certificate: the Issuer shall furnish to the Trustee within 120 days after the end of each Fiscal Year of the Issuer, a duly executed and completed Compliance Certificate;

(m)	Ranking with Other Debt: the Issuer shall ensure that all payment obligations of the Issuer under this Indenture rank at least pari passu in right of payment with all Senior Unsecured Debt;

(n)	Ownership of Material Subsidiaries: the Issuer will ensure at all times that each Material Subsidiary shall remain a Subsidiary; provided that, for clarity, this Section 6.1(n) shall not prohibit transactions that comply with Sections 6.3(c) or 9.1;

(o)	Further Assurances: the Issuer shall, within 30 days after notice thereof from the Trustee, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Trustee in order to ensure that each material provision hereof is and continues to be a valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other similar laws affecting creditors’ rights generally and by moratorium laws from time to time in effect).

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6.2	Financial Covenants

(a)	The Issuer shall not incur any obligation that would be included in the calculation of Consolidated Debt if, at the time of and immediately following any such incurrence, the ratio of Consolidated Debt to Consolidated Capitalization exceeds 0.75 to 1.0 (calculated on a pro forma basis assuming such incurrence has occurred).

(b)	The Issuer covenants with the Trustee that, for so long as any Notes remain outstanding, the Issuer shall not make any distribution on its ~~partnership units~~common shares (other than issuances of additional ~~partnership units~~common shares) or redeem, reduce, purchase or otherwise retire ~~or pay off~~ any of its ~~partnership units~~common shares or Subordinated Debt if: (i) immediately thereafter, Consolidated Debt would be in excess of 75% of Consolidated Capitalization, or (ii) a Default or Event of Default has occurred and is continuing or would reasonably be expected to result therefrom~~; provided that, for certainty, this Section 6.2(b) shall not restrict the conversion of exchangeable limited partnership units of the Issuer into common shares of CPC and the cancellation of those limited partnership units~~.

6.3	Negative Covenants

The Issuer covenants with the Trustee that, for so long as any Notes remain outstanding:

(a)	Negative Pledge: except for Permitted Encumbrances, neither the Issuer nor any Material Subsidiary shall create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired;

(b)	Indebtedness for Borrowed Money: neither the Issuer nor any Material Subsidiary shall create assume or otherwise incur any indebtedness for borrowed money, except: (i) other Senior Unsecured Debt, (ii) Subordinated Debt, (iii) Purchase Money Obligations, (iv) Capital Lease Obligations, (v) other secured indebtedness for borrowed money in an aggregate amount not exceeding the greater of (A) 2% of Consolidated Assets, and (B) $100,000,000, (vi) Non-Recourse Debt, and (vii) indebtedness among the Issuer and its Material Subsidiaries; and

(c)	Restriction on Dispositions: neither the Issuer nor any Material Subsidiary shall, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of (i) all or substantially all of its properties, rights or assets (on a consolidated basis) to any person (other than (A) a disposition to the Issuer or a Material Subsidiary, or (B) a disposition pursuant to a transaction in respect of which Section 9.1 is complied with, or (C) a disposition of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value, unless such Material Subsidiary holds all or substantially all of the assets of the Issuer on a consolidated basis), or (ii) any substantial part of its properties, rights or assets (on a consolidated basis) if such disposition has or would reasonably be expected to have a Material Adverse Effect.

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6.4	Trustee’s Remuneration and Expenses

The Issuer will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts created hereby (including the reasonable fees and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any Event of Default and thereafter until all duties of the Trustee under such trusts are finally and fully performed, except any such expenses, disbursements or advances as may arise from the negligence or wilful misconduct of the Trustee. Any amount, other than advances, due under this Section 6.4 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at a rate per annum equal to the Prime Rate. Any advances due under this Section 6.4 will bear interest from the date of request for payment thereof at a rate per annum equal to the Prime Rate. After an Event of Default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to the payment of the principal of, Premium on and interest on the Notes.

6.5	Not to Accumulate Interest

In order to prevent any accumulation after maturity of unpaid interest, the Issuer will not, except with the approval of the Noteholders expressed by Extraordinary Resolution, directly or indirectly, extend or assent to the extension of time for payment of any interest payable on registered Notes or be a party to or approve any such arrangement by purchasing or funding any interest or in any other manner. If the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, the registered owners entitled to such interest shall not be entitled in case of an Event of Default to the benefit of these presents except subject to the prior payment in full of the principal of and Premium on all Notes and of all matured interest on such Notes, the payment of which has not been so extended, and of all other moneys payable hereunder.

6.6	Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in Section 6.4. No such performance or advance by the Trustee shall relieve the Issuer of any Event of Default.

ARTICLE 7

DEFAULT AND ENFORCEMENT

7.1	Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an “Event of Default” under this Indenture:

(a)	Repayment of Notes: the failure of the Issuer to pay the principal amount of any Note, or any Premium, yield maintenance amount or sinking fund payment that is applicable thereto, when due for payment under such Note;

(b)	Payment of Interest and Other Amounts: the failure of the Issuer to pay (i) any interest when due under a Note, and such failure shall have continued for a period of 30 days thereafter, or (ii) any other amount (other than principal, interest, Premium, a yield maintenance amount or a sinking fund payment) when due hereunder, and such failure shall have continued for a period of 30 days thereafter;

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(c)	Voluntary Insolvency: if the Issuer or any Material Subsidiary shall:

(i)	apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its properties, interests or assets;

(ii)	make a general assignment for the benefit of creditors;

(iii)	commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv)	take corporate or partnership action for the purpose of effecting any of the foregoing;

(d)	Involuntary Insolvency: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Issuer or any Material Subsidiary, seeking in respect of the Issuer or such Subsidiary an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Issuer or such Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Issuer or such Subsidiary under any bankruptcy or insolvency law and:

(i)	such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment unless such order, adjudication or appointment is stayed or otherwise effectively reversed within 30 days thereof, and in the interim the Issuer or such Subsidiary is diligently pursuing a reversal; or

(ii)	if such cause, proceeding or other action is being diligently contested by the Issuer or such Subsidiary in good faith and by appropriate proceedings, the same shall continue un-dismissed, or un-stayed and in effect, for any period of 60 consecutive days;

provided, however, that this Section 7.1(d) shall not apply to any proceeding brought by a Non-Recourse Creditor which does not affect or relate to any asset of the Issuer or a Material Subsidiary which is not a Non-Recourse Asset;

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(e)	Cross Acceleration: if the Issuer or any Material Subsidiary is in default under any term or provision of any agreement evidencing indebtedness for borrowed money (other than this Indenture and any agreement evidencing Non-Recourse Debt of the Issuer or any Material Subsidiary but including, unless constituting Non-Recourse Debt, any agreement evidencing a Capital Lease or a Derivative) between itself and any lender (which, for purposes hereof, shall include any lessor under a Capital Lease and a counterparty under a Derivative) and as a result of such default such lender shall have accelerated (and not rescinded such acceleration of) the repayment of any indebtedness of the Issuer or such Subsidiary, or if any lender shall demand repayment of any indebtedness which is repayable on demand and is owing to it by the Issuer or such Subsidiary and such demand is not withdrawn, or such indebtedness shall not be paid within the time required by law, and in any such case the aggregate amount of all such indebtedness (or termination amounts in the case of Derivatives) outstanding at any one time to which all such defaults or demands relate is in excess of the Threshold Amount;

(f)	Judgments: if final judgments for the payment of money aggregating in excess of the Threshold Amount shall be rendered against the Issuer or any Material Subsidiary (otherwise than in respect of Non-Recourse Debt) and the same shall remain undischarged and not effectively stayed or appealed for a period of the lesser of 30 days and the relevant period under the laws of the applicable jurisdiction during which such judgments may be appealed;

(g)	Writs: if a writ, execution, attachment or similar process is issued or levied against all or a substantial portion of the property of the Issuer or any Material Subsidiary (otherwise than against a Non-Recourse Asset by or on behalf of a Non-Recourse Creditor) in connection with any judgment or judgments against the Issuer or such Subsidiary aggregating in excess of the Threshold Amount and such writ, execution, attachment or similar process is not released, satisfied, discharged, vacated or stayed within 30 days after the Issuer or such Subsidiary has notice of its entry, commencement or levy;

(h)	Encumbrancers: if any encumbrancers or lienors take possession of any part of the property of the Issuer or any Material Subsidiary which property has a fair market value aggregating in excess of the Threshold Amount, or if execution or other similar process is enforced against such property and such taking of possession or enforcement is not being contested by the Issuer or such Subsidiary in good faith and the encumbrancer or lienor remains in possession for any period of 60 consecutive days; provided that this paragraph shall not apply to any taking of possession or enforcement by a Non-Recourse Creditor against a Non-Recourse Asset;

(i)	Financial Covenants: if the Issuer is in breach of Section 6.2;

(j)	Notice of Default: if the Issuer breaches Section 6.1(g) and such breach continues for a period of 10 Business Days;

(k)	Negative Covenants: if there is a breach or failure of due performance by the Issuer of any covenant contained in Section 6.3 for a period of 30 consecutive days after notice in writing of such breach or failure shall have been given to the Issuer; ~~or~~

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(l)	Breach of Other Covenants: if there is a breach or failure of due performance by the Issuer of any covenant herein (other than those heretofore dealt with in this Section 7.1) and, if such breach or failure is capable of being remedied, such breach or failure is not remedied within 30 days after notice in writing of such breach or failure shall have been given to the Issuer (or such longer period, not exceeding 60 days, as is reasonably required to remedy such breach or failure but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such breach or failure); or

(m)	Note Guarantees: if a Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or a Note Guarantor denies its liability under its Note Guarantee (other than by reason of release of the Note Guarantor from its Note Guarantee in accordance with the terms thereof and hereof).

7.2	Notice of Event of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Noteholders in the manner provided in Section 11.2.

If notice of an Event of Default has been given to Noteholders and the Event of Default is thereafter remedied or cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Persons to whom notice of the Event of Default was given pursuant to this Section 7.2, such notice to be given within a reasonable time, not to exceed 30 days, after the Trustee becomes aware that the Event of Default has been remedied or cured.

7.3	Acceleration

Subject to the provisions of Section 7.4, if an Event of Default shall occur and be continuing, the Trustee may, in its discretion, and shall, upon receipt of a Noteholders’ Request, by notice in writing to the Issuer, declare the principal of and interest on all Notes then outstanding and the Premium thereon which would have been payable if the Issuer had redeemed the Notes (otherwise than out of sinking fund amounts) on the date of such declaration and all other amounts outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding. Notwithstanding anything contained in this Indenture or the Notes to the contrary, if the Trustee makes such declaration, the Issuer will pay to the Trustee forthwith for the benefit of the Noteholders the amount of principal of and Premium and accrued and unpaid interest (including interest on amounts in default) on all Notes and all other amounts payable in regard thereto under this Indenture, together with interest thereon at the rate borne by such Notes from the date of such declaration until payment is received by the Trustee. Such payment, when made, will be deemed to have been made in discharge of the Issuer’s obligations under this Indenture and any amounts so received by the Trustee shall be applied in the manner provided in Section 7.7.

7.4	Waiver of Event of Default

Upon the happening of an Event of Default, the holders of not less than 66 2/3% of the principal amount of the Notes then outstanding (or not less than 100% in the case of a failure to make payment of principal or Premium required by Section 7.1(a)) shall have power by requisition in writing to instruct the Trustee to waive such Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.3, and the Trustee shall thereupon waive the Event of Default or cancel such declaration upon such terms and conditions as shall be prescribed in such requisition.

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No delay or omission of the Trustee or of the Noteholders in exercising any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein, and no act or omission, either of the Trustee or of the Noteholders, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

7.5	Enforcement by the Trustee

Subject to the provisions of Section 7.4 and to the provisions of any Extraordinary Resolution, if the Issuer shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 7.3, the principal of and Premium and interest on all Notes then outstanding, together with any other amounts due hereunder, the Trustee may, in its discretion, and shall, upon receipt of a Noteholders’ Request and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and Premium and interest on all the Notes then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient.

The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Notes, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Notes allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Issuer or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective holders of the Notes by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective holders of the Notes with authority to make and file in the respective names of the holders of the Notes or on behalf of the holders of the Notes as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Notes themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other documents and to do and perform any and all such acts and things, for and on behalf of such holders of the Notes, as may be necessary or advisable, in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Notes against the Issuer or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided that nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Noteholder.

The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Noteholders.

All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Notes subject to the provisions of this Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Trustee shall be party), the Trustee shall be held to represent all the holders of the Notes, and it shall not be necessary to make any holders of the Notes parties to any such proceeding.

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7.6	Suits by Noteholders

No holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or any Premium or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Issuer wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy unless:

(a)	the Noteholders, by Extraordinary Resolution or by Noteholders’ Request, shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers conferred upon it or to institute an action, suit or proceeding in its name for such purpose;

(b)	the Noteholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred therein or thereby; and

(c)	the Trustee shall have failed to act within a reasonable time after such notification, request and provision of indemnity.

If a Noteholder has the right to institute proceedings under this Section 7.6, such Noteholder, acting on behalf of itself and all other Noteholders, will be entitled to commence proceedings in any court of competent jurisdiction in which the Trustee might have commenced proceedings under Section 7.5.

7.7	Application of Money

Except as herein otherwise expressly provided, any money received by the Trustee or a Noteholder pursuant to the provisions of this Article 7 or as a result of legal or other proceedings, or from any trustee in bankruptcy or liquidator of the Issuer, shall be applied, together with other money in the hands of the Trustee available for such purpose, as follows:

(a)	first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other amounts furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided (including, without limitation, pursuant to Section 6.6 hereof);

(b)	second, in payment of the principal of and Premium and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by an Extraordinary Resolution, and in that case in such order or priority as between principal, Premium and interest as may be directed by such Extraordinary Resolution; and

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(c)	third, in payment of the surplus, if any, of such money to the Issuer or CPLP or ~~its~~their assigns unless otherwise required by law;

provided, however, that no payment shall be made pursuant to Section 7.7(b) in respect of the principal of or Premium or interest on any Note held, directly or indirectly, by or for the benefit of the Issuer or any Affiliate of the Issuer (other than any Note pledged for value and in good faith to a Person other than the Issuer or any Affiliate of the Issuer, but only to the extent of such Person’s interest therein) until the prior payment in full of the principal of and Premium and interest on all Notes which are not so held; provided further that the Trustee shall not be liable to any holder of Notes in respect of any payment by it on any Note so held unless the Trustee had actual knowledge that such Note was so held.

7.8	Distribution of Proceeds

Payments to holders of Notes pursuant to Section 7.7(b) shall be made as follows:

(a)	at least 15 days’ notice of every such payment shall be given in the manner provided in Section 11.2 specifying the time and the place or places at which the Notes are to be presented and the amount of the payment and the application thereof as between principal, Premium and interest;

(b)	payment in respect of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon, but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any case upon such indemnity being given as the Trustee shall consider sufficient;

(c)	from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note in respect of which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d)	the Trustee shall not be required to make any payment to Noteholders unless the amount in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments referred to in Section 7.7(a), exceeds two per cent of the aggregate principal amount of the Notes then outstanding.

7.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Noteholders is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law.

7.10	Judgment Against the Issuer

In case of any judicial or other proceedings to enforce the rights of the Noteholders, judgment may be rendered against the Issuer in favour of the Noteholders or in favour of the Trustee, as trustee for the Noteholders, for any amount which may remain due in respect of the principal for the Notes, the Premium and the interest thereon.

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7.11	Immunity of ~~Limited Partners~~Shareholders and Others

The Noteholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future ~~limited partner of the Issuer, or any~~ shareholder, director or officer of the ~~General Partner~~Issuer or of any successor thereof for the payment of the principal of or Premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer herein or in the Notes contained.

ARTICLE 8

 CANCELLATION, DISCHARGE AND DEFEASANCE

8.1	Cancellation and Destruction

All Notes shall, forthwith after payment is made in respect thereof, be delivered to the Trustee and cancelled by it. All Notes cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee, and if required by the Issuer the Trustee shall furnish to the Issuer a destruction certificate in respect of the Notes so destroyed.

8.2	Non-Presentation of Notes

If the holder of any Note shall fail to present the same for payment on the date on which the principal thereof and Premium become payable either at Stated Maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require, then:

(a)	the Issuer shall be entitled to pay to the Trustee and direct it to set aside, or

(b)	in respect of money in the hands of the Trustee which may or should be applied to the payment of the Notes, the Issuer shall be entitled to direct the Trustee to set aside; or

(c)	in the case of redemption pursuant to notice given by the Trustee, the Trustee may itself set aside the principal amount and the Premium and interest, as the case may be, in trust to be paid to the holder of such Note upon due presentation or surrender thereof in accordance with the provisions of this Indenture, and thereupon the principal amount and Premium and interest payable on such Note in respect of which such amount has been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof other than to receive payment of the amount so set aside (without interest) upon due presentation and surrender thereof, subject to the provisions of Section 8.3.

8.3	Repayment of Unclaimed Money

Any amount set aside under Section 8.2 and not claimed by and paid to holders of Notes as provided in Section 8.2 within six years after the later of the date of such setting aside and the applicable Maturity Date shall be repaid to the Issuer by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such amount and thereafter the holders of the Notes in respect of which such amount was so repaid to the Issuer shall have no rights in respect thereof and the Issuer shall be discharged from its obligations in respect thereof.

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8.4	Discharge

Upon proof being given to the Trustee that the principal of all the Notes and the Premium thereon and interest (including interest on amounts in default) thereon and other amounts payable hereunder have been paid or satisfied or that, all the outstanding Notes having matured or having been duly called for redemption, or the Trustee having been given irrevocable instructions by the Issuer to publish within 90 days of such instructions notice of redemption of all the outstanding Notes, such payment or redemption has been duly and effectually provided for by payment to the Trustee or otherwise, and upon payment of all costs, charges and expenses properly incurred by the Trustee in relation to this Indenture and all interest thereon and the remuneration of the Trustee, or upon provision satisfactory to the Trustee being made therefor, the Trustee shall, at the request and at the expense of the Issuer, execute and deliver to the Issuer such deeds or other instruments as shall be required to evidence the satisfaction and discharge of this Indenture and to release the Issuer from its covenants herein contained other than those relating to the indemnification of the Trustee.

8.5	Defeasance

At any time that Notes of any Series are outstanding, the Trustee will, at the request and expense of the Issuer, execute and deliver to the Issuer such deeds and other instruments necessary to release the Issuer, subject to this Article 8 from the terms of this Indenture relating to such Series of Notes, except those relating to the indemnification of the Trustee, subject to the following:

(a)	the Issuer shall have delivered to the Trustee evidence that the Issuer has:

(i)	deposited sufficient funds for payment of all principal, Premium, interest and other amounts due or to become due on such Series of Notes to the Stated Maturity thereof;

(ii)	deposited funds or made provision for the payment of all expenses of the Trustee to carry out its duties under this Indenture in respect of such Series; and

(iii)	deposited funds for the payment of taxes arising with respect to all deposited funds or other provision for payment in respect of such Series, in each case irrevocably, pursuant to the terms of a trust agreement in form and substance satisfactory to the Issuer and the Trustee;

(b)	the Trustee shall have received an opinion of Counsel to the effect that the holders of the Notes of such Series will not be subject to any additional taxes as a result of the exercise by the Issuer of the defeasance option provided in this Section 8.5 and that they will be subject to taxes, if any, including those in respect of income (including taxable capital gain), on the same amount, in the same manner and at the same time or times as would have been the case if such option had not been exercised;

(c)	no Event of Default shall have occurred and be continuing on the date of the deposit referred to in Section 8.5(a);

(d)	such release does not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

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(e)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit referred to in Section 8.5(a) was not made by the Issuer with the intent of preferring the holders of such Series of Notes over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer; and

(f)	the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that all conditions precedent provided for or relating to the exercise of such defeasance option have been complied with.

The Issuer will be deemed to have made due provision for the depositing of funds if it deposits or causes to be deposited with the Trustee under the terms of an irrevocable trust agreement in form and substance satisfactory to the Issuer and the Trustee (each acting reasonably), solely for the benefit of the holders of a particular Series of Notes stated therein, cash or Securities denominated in the currency in which principal is payable constituting direct obligations of Canada (for Notes denominated in Canadian dollars) or the United States (for Notes denominated in U.S. dollars) or an agency or instrumentality of Canada (for Notes denominated in Canadian dollars) or the United States (for Notes denominated in U.S. dollars), which will be sufficient, in the reasonable opinion of a firm of independent chartered accountants or an investment dealer acceptable to the Trustee, to provide for payment in full of such Series of Notes and all other amounts from time to time due and owing under this Indenture which pertain to such Series.

The Trustee will hold in trust all money or Securities deposited with it pursuant to this Section 8.5 and will apply the deposited money and the money from such Securities in accordance with this Indenture to the payment of principal of and Premium and interest on the Notes and, as applicable, other amounts.

If the Trustee is unable to apply any money or Securities in accordance with this Section 8.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no money or securities had been deposited pursuant to this Section 8.5 until such time as the Trustee is permitted to apply all such money or Securities in accordance with this Section 8.5, provided that if the Issuer has made any payment in respect of principal, Premium or interest on such Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer will be subrogated to the rights of the holders of such Notes to receive such payment from the money or Securities held by the Trustee.

ARTICLE 9

SUCCESSORS

9.1	Requirements for Successors

So long as any Notes are outstanding, neither the Issuer nor any Material Subsidiary shall enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any person other than the Issuer or a Material Subsidiary (herein called a “Successor”) whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, but excluding a sale of or by a Material Subsidiary to an arm’s length purchaser for consideration which is not less than fair market value, unless such Material Subsidiary holds all or substantially all of the assets of the Issuer on a consolidated basis (each a “Transaction”) unless:

(i)	in the case of a Transaction involving the Issuer, prior to or contemporaneously with the consummation of such Transaction:

(A)	the Successor will be bound by or have assumed all the covenants and obligations of the Issuer hereunder, and

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(B)	if the Transaction involves the Issuer, this Indenture will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Trustee, as against the Successor, to exercise all its rights under hereunder;

and provided that the Successor shall also execute and/or deliver to the Trustee such documents (including legal opinions of counsel to the Successor), if any, as may, in the opinion of the Trustee, be necessary to effect or establish (A) and (B) above;

(ii)	if the Transaction involves the Issuer, the Successor is a person organized and existing under the federal laws of Canada or the laws in force in a province of Canada;

(iii)	such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Trustee hereunder; and

(iv)	no Default or Event of Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction.

9.2	Vesting of Powers in Successor

Whenever the conditions of Section 9.1 have been duly observed and performed, the Successor shall possess and from time to time may exercise each and every right and power of the Issuer under this Indenture, in the name of the Issuer or otherwise, and any act or proceeding required by any provision of this Indenture to be done or performed by the Officers of the ~~General Partner on behalf of the~~ Issuer may be done and performed with like force and effect by the legal representatives of the Successor.

ARTICLE 10

MEETINGS OF NOTEHOLDERS

10.1	Right to Convene Meetings

The Trustee may at any time and from time to time convene a meeting of Noteholders, and the Trustee shall convene a meeting of Noteholders upon receipt of a Request of the Issuer or a Noteholders’ Request and upon being indemnified to its reasonable satisfaction by the Issuer or by the Noteholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Issuer or such Noteholders, as the case may be, may convene such meeting. Every such meeting shall be held in Edmonton, Alberta, or Toronto, Ontario, or at such other place as may be approved or determined by the Trustee, the Issuer or the Noteholders who convened the meeting in accordance with this Section 10.1.

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10.2	Notice of Meetings

At least 15 days’ notice of any meeting shall be given to the Noteholders in the manner provided in Section 11.2 and a copy thereof shall be sent by mail to the Trustee (unless the meeting has been called by it) and to the Issuer (unless the meeting has been called by it). Such notice shall state the time and place at which the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 11.

10.3	Chairman

The Chief Executive Officer of the ~~General Partner~~Issuer, if present, will be the chairman of any meeting of the Noteholders, failing which an individual (who need not be a Noteholder) nominated in writing by the Trustee shall be chairman of the meeting. If no individual is so nominated, or if the individual so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Noteholders present in person or represented by proxy shall choose by Ordinary Resolution an individual present to be chairman.

10.4	Quorum

Subject to the provisions of Section 10.13, at any meeting of the Noteholders a quorum shall consist of two or more Noteholders present in person or represented by proxy and owning or representing at least 25% of the aggregate principal amount of the Notes then outstanding. Subject to the provisions of Section 10.13, if a quorum of the Noteholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Noteholders shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Noteholders present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 25% of the aggregate principal amount of the Notes then outstanding.

10.5	Power to Adjourn

The chairman of a meeting at which a quorum of Noteholders is present may, with the consent of the holders of a majority of the aggregate principal amount of the Notes present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

10.6	Show of Hands

Except as otherwise provided in this Indenture, every resolution submitted to a meeting shall be decided by a majority of the votes cast on a show of hands, and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

10.7	Poll

On every Extraordinary Resolution and on any other resolution submitted to a meeting in respect of which the chairman or one or more Noteholders or proxyholders for Noteholders holding at least $10,000 principal amount of Notes demands a poll, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions other than Extraordinary Resolutions shall, if a poll is taken, be decided by the votes of the holders of a majority of the principal amount of the Notes represented at the meeting and voted on the poll.

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10.8	Voting

On a show of hands, every Person who is present and entitled to vote, whether as a Noteholder or as proxyholder for one or more Noteholders or both, shall have one vote. On a poll, each Noteholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Notes of which he is then the holder. A proxyholder need not be a Noteholder. In the case of joint registered holders of a Note, any one of them present in person or represented by proxy at the meeting may vote in the absence of the other or others, but if more than one of them are present in person or represented by proxy, they shall vote together in respect of the Notes of which they are joint registered holders.

In the case of a Global Note, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Noteholders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

10.9	Regulations

The Trustee, or the Issuer with the approval of the Trustee, may from time to time make and from time to time vary such regulations as it shall from time to time think fit providing for or governing the following:

(a)	voting by proxy by holders of Notes, the form of the instrument appointing a proxyholder (which will be in writing) and the manner in which it may be executed and the authority to be provided by any Person signing a proxy on behalf of the registered holder of a Note;

(b)	the deposit of instruments appointing proxyholders at such place as the Trustee, the Issuer or the Noteholders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c)	the deposit of instruments appointing proxyholders at an approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxyholders to be provided before the meeting to the Issuer or to the Trustee at the place at which the meeting is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at a meeting as the holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be registered Noteholders and Persons whom registered Noteholders have by instrument in writing duly appointed as their proxyholders.

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10.10	Issuer and Trustee May Be Represented

The ~~General Partner, on behalf of the~~ Issuer~~,~~ and the Trustee, by their respective officers and directors, and the legal advisers of the Issuer and the Trustee may attend any meeting of the Noteholders, but shall have no vote as such.

10.11	Powers Exercisable by Noteholders

The following powers of the Noteholders shall be exercisable from time to time only by Extraordinary Resolution:

(a)	power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Noteholders or the Trustee against the Issuer or any Note Guarantor or against ~~its~~their property, whether such rights arise under this Indenture ~~or~~, the Notes, any Note Guarantee or otherwise;

(b)	power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture ~~or~~, any Notes or any Note Guarantee which shall be agreed to by the Issuer and to authorize the Trustee to concur in and execute any Supplemental Indenture embodying any modification, change, addition or omission;

(c)	power to sanction any scheme for the reconstruction or reorganization of the Issuer or for the consolidation, amalgamation or merger of the Issuer with or into any other Person or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Issuer or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction not subject to the restriction in Section 6.3(c) or any such transaction which is subject to such restriction but the provisions of Section 9.1 shall have been complied with;

(d)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	subject to section 7.4, power to waive and direct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 7.3 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	power to restrain any Noteholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest or Premium on any Notes or for the purpose of executing any trust or power hereunder;

(g)	power to direct any Noteholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.6, of the costs, charges and expenses reasonably and properly incurred by such Noteholder in connection therewith;

(h)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other Securities of the Issuer;

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(i)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Noteholders, such of the powers of the Noteholders as are exercisable by Extraordinary Resolution or otherwise as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of individuals as shall be prescribed in the resolution appointing it and the members need not be Noteholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Noteholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j)	power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, debentures or other securities of the Issuer or of any other Person; and

(k)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Noteholders.

Except as otherwise provided in this Indenture all other powers of and matters to be determined by the Noteholders may be exercised or determined from time to time by Ordinary Resolution.

10.12	Meaning of Ordinary Resolution

The expression “Ordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as ~~a~~an ordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with the provisions of this Article 10 at which a quorum of the Noteholders is present and passed by the affirmative votes of the holders of more than 50% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting.

10.13	Meaning of Extraordinary Resolution

The expression “Extraordinary Resolution” when used in this Indenture means, except as otherwise provided in this Indenture, a resolution proposed to be passed as an extraordinary resolution at a meeting of Noteholders duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of at least 51% of the aggregate principal amount of the Notes then outstanding are present in person or represented by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the aggregate principal amount of the Notes who are present in person or represented by proxy at such meeting

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If, at any such meeting, the holders of at least 51% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Noteholders, shall be dissolved, but in any other case the meeting shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 11.2. Such notice shall state that at the adjourned meeting the Noteholders present in person or represented by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Noteholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed to be passed as an Extraordinary Resolution at such adjourned meeting and passed by the requisite vote as provided in this Section 10.13 shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of at least 51% of the aggregate principal amount of the Notes then outstanding are not present in person or represented by proxy at such adjourned meeting.

Votes on a resolution proposed to be passed as an Extraordinary Resolution shall always be given on a poll and no demand for a poll on any such resolution shall be necessary.

10.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Noteholders may be exercised from time to time, and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Noteholders to exercise the same or any other such power or powers or combination of powers thereafter from time to time. No powers exercisable by the Noteholders will derogate in any way from the rights of the Issuer under or pursuant to this Indenture or any Notes.

10.15	Minutes

Minutes of all resolutions and proceedings at every meeting of Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Noteholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken to have been duly passed and taken.

10.16	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Noteholders at a meeting held as provided in this Article 10 may also be taken and exercised by an instrument in writing signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the outstanding Notes, and the expressions “Ordinary Resolution” and “Extraordinary Resolution” when used in this indenture shall include any instrument so signed.

10.17	Binding Effect of Resolutions

Subject to the provisions of section 10.18, every resolution passed in accordance with the provisions of this Article 10 at a meeting of Noteholders shall be binding upon all the Noteholders, whether present at or absent from such meeting and every instrument in writing signed by Noteholders in accordance with Section 10.16 shall be binding upon all the Noteholders, whether signatories thereto or not, and each and every Noteholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

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10.18	Serial Meetings

If any business to be transacted at a meeting of Noteholders or any action to be taken or power to be exercised by instrument in writing under Section 10.16 especially affects the rights of the holders of Notes of one or more Series in a manner or to an extent differing from that in which it affects the rights of the holders of Notes of any other Series, then:

(a)	reference to such fact, indicating the Notes of each Series so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a “serial meeting”;

(b)	the holders of Notes of a Series so especially affected shall not be bound by any action taken or power exercised at a serial meeting unless in addition to the other provisions of this Article 10:

(i)	there are present in person or represented by proxy at such meeting holders of at least 25% (or, for the purpose of passing an Extraordinary Resolution, at least 51%) of the aggregate principal amount of the Notes of such Series then outstanding, subject to the provisions of this Article as to adjourned meetings; and

(ii)	the resolution is passed by the favourable votes of the holders of more than 50% in the case of an Ordinary Resolution (or, in the case of an Extraordinary Resolution, not less than 66 2/3%) of the aggregate principal amount of Notes of such Series voted on the resolution; and

(c)	the holders of Notes of a Series so especially affected shall not be bound by any action taken or power exercised by instrument in writing under Section 10.16 unless, in addition to the other provisions of this Article 10, such instrument is signed in one or more counterparts by the holders of more than 50%, in the case of an Ordinary Resolution, or not less than 66 2/3%, in the case of an Extraordinary Resolution, of the aggregate principal amount of the Notes of such Series then outstanding.

Notwithstanding anything herein contained, any covenant or other provision contained herein which is expressed to be effective only so long as any Notes of a particular Series remain outstanding may be modified by the required resolution or consent of the holders of the Notes of such Series in the same manner as if the Notes of such Series were the only Notes outstanding hereunder. In addition, if any business to be transacted at any meeting or any action to be taken or power to be exercised by instrument in writing does not adversely affect the rights of the holders of Notes of one or more particular Series, the provisions of this Article 10 shall apply as if the Notes of such Series were not outstanding and no notice of any such meeting need be given to the holders of Notes of such Series

10.19	Record Date for Requests, Demands, Etc.

If the Issuer shall solicit from the holders of Notes any request, demand, authorization, direction, notice, consent, waiver or other action, the Issuer may, at its option, fix in advance a record date for the determination of such holders entitled to provide such request, demand, authorization, direction, notice, consent, waiver or other action, but the Issuer shall have no obligation to do so.

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If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action may be given before or after such record date, but only the holders of record at the close of business of the Issuer on such record date shall be deemed to be holders of Notes for the purposes of determining whether holders of the requisite proportion of Notes then outstanding have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other act, and for this purpose the Notes then outstanding shall be computed as of such record date.

ARTICLE 11

NOTICES

11.1	Notice to the Issuer

Any notice to the Issuer under the provisions hereof shall be valid and effective if delivered to the Chief Financial Officer of the ~~General Partner, c/o Capital Power L.P., TD Tower, 5th Floor, 10088-102 Avenue~~Issuer, Suite 1200, 10423-101 Street NW, Edmonton, Alberta, T5~~J 2Z1~~H 0E9 or if sent by ~~facsimile transmission (with receipt confirmed)~~email to the attention of the Chief Financial Officer of the ~~General Partner at (780) 392-5200,~~Issuer at notices@capitalpower.com, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Issuer may from time to time notify the Trustee of a change in its mailing or email address ~~or facsimile number~~  which thereafter, until changed by like notice, shall be the mailing or email address ~~or facsimile number~~ of the Issuer for all purposes of this Indenture.

11.2	Notice to Noteholders

Unless otherwise expressly provided in this Indenture, any notice to be given hereunder to Noteholders shall be valid and effective if given in the following manner:

(a)	such notice is delivered by electronic communication or sent by ordinary mail postage prepaid addressed to such holders at their respective addresses appearing on any of the Registers, provided that if, in the case of joint holders of any Note, more than one address appears in the Register in respect of such joint holding, such notice shall be sent only to the first address so appearing; and

(b)	if for any reason it is impracticable to give any notice by electronic means or by mail, such notice is published once in each of Edmonton, Alberta, Calgary, Alberta, Toronto, Ontario, and such other cities, if any, at which Registers in respect of such Notes are required to be kept, each publication to be made in a newspaper of general circulation published in the designated cities and all such publications to be made within a period of seven days, provided that, in the case of the redemption of Notes, such notice shall be published twice in each of the said cities in successive weeks.

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Any notice so given by electronic communication shall be deemed to have been given on the Business Day received if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. Any notice so given by mail shall be deemed to have been given on the third Business Day after it is mailed. Any notice so given by publication shall be deemed to have been given on the day on which the first publication is completed in all of the cities in which publication is required. In determining under any provisions hereof the date by which notice of any meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Noteholder shall not invalidate any action or proceeding founded thereon.

11.3	Notice to the Trustee

Any notice to the Trustee under the provisions hereof shall be valid and effective if delivered to an officer of the Trustee at Computershare Trust Company of Canada, Suite 600, 530-8th Avenue SW, Calgary, Alberta, T2P 3S8, attention: Manager, Corporate Trust, or if sent by facsimile transmission (with receipt confirmed) at (403) 267-6598, and shall be deemed to have been validly given at the time of delivery or transmission if it is received prior to 4:00 p.m. (Toronto time) on a Business Day, failing which it shall be deemed to have been given on the next Business Day. The Trustee may from time to time notify the Issuer of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Trustee for all purposes of this Indenture.

11.4	When Publication Not Required

If at any time any notice is required by this Indenture to be published in a particular city and no newspaper of general circulation is then being published and circulated on a daily basis in that city, the Issuer shall not be required to publish in that city.

11.5	Waiver of Notice

Any notice provided for in this Indenture may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waivers.

ARTICLE 12
CONCERNING THE TRUSTEE

12.1	Certain Duties and Responsibilities of Trustee

In the exercise of the rights, powers and duties prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, and shall duly observe and comply with the provisions of any legislation and regulations which relate to the functions or role of the Trustee as a fiduciary hereunder.

The Trustee shall read, and act upon (as required), all of the certificates, opinions and other documents delivered to it under or pursuant to this Indenture.

None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless the Trustee is indemnified as required in this Indenture.

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The Trustee, upon the occurrence or at any time during the continuance of any act, action or proceeding, may require the Noteholders at whose instance it is acting to deposit with it Notes held by them, for which Notes the Trustee will issue receipts.

Every provision of this Indenture that by its terms relieves the Trustee of liability or entitles the Trustee to rely upon any evidence submitted to it is subject to the provisions of applicable legislation, this Section 12.1 and Section 12.2.

No provision of this Indenture shall operate to confer any obligation, duty or power on the Trustee in any jurisdiction in which it does not have the legal capacity required to assume, hold or carry out such obligation, duty or power. For the purposes of this Section 12.1, legal capacity includes, without limitation, the capacity to act as a fiduciary in such jurisdiction.

12.2	No Conflict of Interest

The Trustee represents to the Issuer that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee’s role as a fiduciary hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as a fiduciary under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of the conflict to the Issuer at least 21 days prior to the date upon which such resignation is to take effect, and will on such date be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Notes will not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee. If the Trustee contravenes the foregoing provisions of this Section 12.2, any interested party may apply to the Court of Queen’s Bench of Alberta for an order that the Trustee be replaced as trustee under this Indenture.

12.3	Conditions Precedent to Trustee’s Obligation to Act

The Trustee shall not be bound to give any notice or take any action or proceeding unless it is required to do so under the terms of this Indenture. The Trustee shall not be required to take notice of any Event of Default under this Indenture, other than in respect of payment of any money required by any provision of this Indenture to be paid to it, unless and until the Trustee is notified in writing of such Event of Default by any Noteholder or the Issuer or unless an officer of the Trustee has specific knowledge of an Event of Default. In the absence of such notice or knowledge, the Trustee may for all purposes of this Indenture assume that no Event of Default has occurred.

The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture will be conditional upon receipt by the Trustee of the following:

(a)	an Extraordinary Resolution, Ordinary Resolution, Noteholders’ Request, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(b)	sufficient funds to commence or continue such act, action or proceeding; and

(c)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

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12.4	Replacement of Trustee

The Trustee may resign its trusts and be discharged from all further duties and liabilities hereunder by giving to the Issuer three months’ notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder, the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 12.2. The Noteholders by Extraordinary Resolution shall have power at any time to remove the Trustee and to appoint a new trustee. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new trustee unless a new trustee has already been appointed by the Noteholders. Failing such appointment by the Issuer, the retiring trustee or any Noteholder may apply to a judge of the Court of Queen’s Bench of Alberta, on such notice as such judge may direct, for the appointment of a new trustee, but any new trustee so appointed by the Issuer or by the Court shall be subject to removal as aforementioned by the Noteholders. Any new trustee appointed under any provision of this Section 12.4 shall be a corporation authorized to carry on the business of a trust company in each of the provinces and territories of Canada. On any new appointment, the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

Subject to the foregoing, no resignation or removal of a trustee or appointment of a successor trustee hereunder shall be effective unless such successor trustee:

(a)	is eligible to act as a trustee,

(b)	certifies that it will not have any material conflict of interest upon becoming the trustee hereunder, and

(c)	executes, acknowledges and delivers to the Issuer and to the retiring trustee an instrument accepting such appointment,

and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring trustee.

Upon the written request of the successor trustee or of the Issuer and upon payment of all outstanding fees and expenses properly payable to the Trustee under this Indenture, the Trustee ceasing to act will execute and deliver all such assignments, conveyances or other instruments (if any) as, in the opinion of Counsel, may be necessary to assign and transfer to such successor trustee the rights and obligations of the Trustee under this Indenture, and will duly assign, transfer and deliver all property and money held by the Trustee to the successor trustees so appointed in its place. If any deed, conveyance or instrument in writing from the Issuer is required by any new trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing will on the request of the new or successor trustee, acting reasonably, be made, executed, acknowledged and delivered by the Issuer, as the case may require. The cost of any act, document or other instrument or thing required or permitted under this Section 12.4 shall be at the expense of the Issuer.

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12.5	Trustee May Deal in Notes

The Trustee may buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby.

12.6	No Person Dealing with Trustee Need Inquire

No Person dealing with the Trustee shall be concerned to inquire whether the powers that the Trustee is purporting to exercise have become exercisable, or whether any amount remains due upon the Notes or to see to the application of any amount paid to the Trustee.

12.7	Investment of Money Held by Trustee

(a)	Unless herein otherwise expressly provided, any of the funds held by the Trustee may be deposited in a trust account in the name of the Trustee (which may be held with the Trustee or an affiliate of the Trustee), which account may be non-interest bearing. Upon the written direction of the Issuer, the Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction. Any direction by the Issuer to the Trustee as to the investment of the funds shall be in writing and shall be provided to the Trustee no later than 10:00 a.m. (Edmonton time) (Edmonton time) on the day on which the investment is to be made. Any such direction received by the Trustee after 10:00 a.m. (Edmonton time), or received on a non-Business Day, shall be deemed to have been given prior to 10:00 a.m. on the next Business Day. In the event that the Trustee does not receive a direction or only a partial direction, the Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department or the deposit department of one of its affiliates; but the Trustee and its affiliates shall not be liable to account for any profit to the Issuer, or to the holder of any Note, or to any person or entity other, than at a rate, if any, established from time to time by the Trustee or one of its affiliates.

(b)	Unless and until the Trustee shall have declared the principal amount of the Notes to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

12.8	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of this Indenture.

12.9	Trustee Not Required to Possess Notes

All rights of action under this Indenture may be enforced by the Trustee without the possession of any of the Notes or the production thereof on any trial or other proceedings relative thereto.

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12.10	Certain Rights of Trustee

Subject to the provisions of Section 12.1:

(a)	the Trustee may conclusively act and rely as to the truth of, and shall not be bound to make any investigation into the facts or matters of, statements and correctness of the opinions expressed in, and shall be fully protected in acting or relying or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)	any request or direction of the Issuer shall be sufficiently evidenced by a Request of the Issuer or Order of the Issuer and any resolution of the Directors shall be sufficiently evidenced by a Certified Resolution;

(c)	whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence is herein specifically prescribed) may, in the absence of bad faith on its part, rely and act upon a Certificate of the Issuer; and

(d)	the Trustee at the expense of the Issuer may consult with Counsel and the advice of Counsel or any opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

12.11	Merger, Conversion, Consolidation or Succession to Business

Any corporation into which the Trustee may be merged or with which it may be amalgamated or consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 12, without the execution or filing of any instrument or any further act on the part of any of the parties hereto.

12.12	Action by Trustee to Protect Interests

The Trustee shall have power to institute and maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Noteholders.

12.13	Protection of Trustee

The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers and employees from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages, taxes (other than income or capital taxes), penalties and liabilities whatsoever brought against or incurred by the Trustee which it may suffer or incur as a result of or arising in connection with the performance of its duties and obligations under this Indenture, including any and all legal fees and disbursements of whatever kind or nature, except only in the event of the negligence, wilful misconduct, or bad faith of the Trustee. This indemnity will survive the removal or resignation of the Trustee under this Indenture and the termination of this Indenture.

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The Trustee will not be liable for or by reason of any statements of fact in this Indenture or in the Notes (except for the representations contained in Sections 12.2 and 12.14 and in the certificate of the Trustee on the Notes) or required to verify such statements and all such statements are and will be deemed to be made by the Issuer.

The Trustee will not be bound to give notice to any Person of the execution of this Indenture.

The Trustee will not incur any liability or responsibility whatever or in any way be responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or in any Notes or of any acts of the agents or employees of the Issuer.

Neither the Trustee nor any Affiliate of the Trustee will be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Issuer.

Nothing in this Indenture will impose on the Trustee any obligation to see to, or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture in any jurisdiction.

12.14	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada. If the Trustee ceases to be authorized to carry on such business in any province or territory of Canada, the validity and enforceability of this Indenture and the Notes issued under this Indenture will not be affected in any manner whatsoever by reason only of such event, but within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada the Trustee either shall become so authorized or shall resign in the manner and with the effect specified in Section 12.4.

12.15	Trustee and Issuer Not Liable in Respect of Depository

The Trustee and the Issuer shall have no liability whatsoever for:

(a)	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes held by and registered in the name of a Depository or its nominee;

(b)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or

(c)	any advice or representation made or given by or with respect to a Depository and made or given herein with respect to rules of such Depository or any action to be taken by a Depository or at the direction of a participant of a Depository.

12.16	Global Notes

Notes issued to a Depository in the form of a Global Note shall be subject to the following:

(a)	the Trustee may deal with such Depository as the authorized representative of the holders of such Notes;

(b)	the rights of the beneficial owners of such Notes shall be exercised only through such Depository and shall be limited to those established by law and by agreement between the beneficial owners of such Notes and such Depository or direct participants of such Depository;

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(c)	such Depository will make book-entry transfers among the direct participants of such Depository and will receive and transmit payments of principal, Premium and interest on the Notes to such direct participants; and

(d)	the direct and indirect participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Note for all purposes whatsoever.

12.17	Trustee Appointed Attorney

The Issuer hereby irrevocably appoints the Trustee to be the attorney of the Issuer in the name and on behalf of the Issuer to execute any documents and to do any acts and things which the Issuer ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Indenture and generally to use the name of the Issuer in the exercise of all or any of the powers hereby conferred on the Trustee, with full powers of substitution and revocation.

12.18	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and in trust for the Noteholders from time to time, subject to the terms and conditions of this Indenture

12.19	Representation regarding Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, is not intended to be used by or on behalf of any third party.

12.20	Anti-Money-Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money-laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money-laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 30 days prior written notice sent to the Issuer, provided that (i) the Trustee’s written notice shall describe the circumstances of such non-compliance, and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 30 day period, then such resignation shall not be effective.

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12.21	SEC Reporting Precedent

The Issuer covenants that, in the event that it shall begin, or cease, to file as a “Foreign Issuer” with the U.S. Securities and Exchange Commission, the Issuer shall promptly deliver to the Trustee an officer’s certificate (in a form provided by the Trustee) certifying such “reporting issuer” status and other information as the Trustee may require at such time.

12.22	Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

ARTICLE 13

SUPPLEMENTAL INDENTURES

13.1	Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution ~~of the General Partner on behalf~~ of the Issuer, the Issuer may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers Supplemental Indentures, which thereafter shall form part of this Indenture, for any one or more of the following purposes.

(a)	adding limitations or restrictions to be observed upon the amount or issue of Notes hereunder, provided that, in the opinion of Counsel, such limitations or restrictions shall not be prejudicial to the interests of the Noteholders;

(b)	adding to the covenants of the Issuer herein contained for the protection of the Noteholders or providing for Events of Default in addition to those herein specified;

(c)	making such provision not inconsistent with this Indenture or any Note Guarantee as may be necessary or desirable with respect to matters or questions arising hereunder or thereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof and which it may be expedient to make, provided that such provisions and modifications will not, in the opinion of Counsel, be prejudicial to the interests of the Noteholders;

(d)	providing for the issue, as permitted hereby, of Notes of any one or more Series;

(e)	evidencing the succession, or successive successions, of successors to the Issuer and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

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(f)	giving effect to any Extraordinary Resolution or Ordinary Resolution; and

(g)	for any other purpose not inconsistent with the terms of this Indenture.

The Trustee may also, without the consent or concurrence of the Noteholders, by Supplemental Indenture or otherwise, concur with the Issuer in making any changes or corrections in this Indenture, any Notes or any Note Guarantee which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provision or clerical omission or mistake or manifest error contained herein or therein or in any Supplemental Indenture, provided that, in the opinion of Counsel, the rights of the Noteholders are in no way prejudiced thereby.

13.2	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture, this Indenture (and any Notes and/or Note Guarantees, if applicable) shall be modified in accordance therewith, such Supplemental Indentures shall form a part of this Indenture for all purposes, and every holder of Notes to which such Supplemental Indenture relates shall be bound thereby. Any Supplemental Indenture may contain terms which add to, modify or negate any of the terms contained in this Indenture, the Notes or the Note Guarantees, and to the extent that there is any difference between the terms of this Indenture, the Notes or the Note Guarantees and the terms contained in a Supplemental Indenture, the terms contained in the Supplemental Indenture shall be applicable to the Notes to which such Supplemental Indenture relates and the corresponding terms contained in this Indenture, the Notes or the Note Guarantees shall not be applicable unless otherwise indicated in such Supplemental Indenture.

ARTICLE 14

NOTE GUARANTEES

14.1	Issuance of CPLP Guarantee

The Issuer shall cause CPLP to execute and deliver to the Trustee the CPLP Guarantee on the date of this Indenture.

14.2	Additional Note Guarantees

In the event that CPLP is involved in any transaction or series of transactions (whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any one or more Material Subsidiaries of the Issuer in accordance with Section 6.3(c), then the Issuer shall cause each such Material Subsidiary to promptly (and in any event within 10 Business Days) execute and deliver a joint and several guarantee in substantially the same form as the CPLP Guarantee.

14.3	Release of Note Guarantees

Each Note Guarantor will be released from its obligations under its Note Guarantee upon the occurrence of any of the following:

(a)	in the event of (A) a sale or other disposition of all or substantially all of the assets of a Note Guarantor, by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Material Subsidiary, provided that upon the completion of such sale or other disposition, such Note Guarantor ceases to exist, or (B) a sale or other disposition of the securities of a Note Guarantor such that it ceases to be a Material Subsidiary, in the case of each of the foregoing subclauses (A) and (B) to the extent that such sale or other disposition complies with Section 6.3(c) (both in respect of the Issuer and the Note Guarantor);

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(b)	upon payment in full in cash of the principal of, accrued and unpaid interest and Premium (if any) on, the Notes; or

(c)	upon the Issuer exercising its defeasance option as described under Article 8, or upon satisfaction and discharge of this Indenture pursuant to Article 8.

The Trustee shall promptly execute and deliver a release in substantially the form attached hereto as Appendix A to Schedule B together with all instruments and other documents reasonably requested by the Issuer or the applicable Note Guarantor to evidence the release and termination of the applicable Note Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with this Section 14.3.

ARTICLE 15~~ARTICLE 14~~

EVIDENCE OF RIGHTS OF NOTEHOLDERS

15.1	~~14.1~~ Evidence of Rights of Noteholders

Any instrument which this Indenture may require or permit to be signed or executed by the Noteholders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Noteholders in person or by attorney duly appointed in writing. Proof of the execution of any such instrument, or of a writing appointing any such attorney or (subject to the provisions of Section 10.9 with regard to voting at meetings of Noteholders) of the holding by any Person of Notes shall be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such instrument or writing are proved by the certificate of any notary public or other office authorized to take acknowledgments of deeds to be recorded at the place at which such certificate is made, that the Person signing such request or other instrument or writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution, or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion, require further proof when it deems further proof desirable or may accept such other proof as it shall consider proper.

The ownership of Notes shall be proved by the Registers as herein provided.

ARTICLE 16~~ARTICLE 15~~

EXECUTION AND FORMAL DATE

16.1	~~15.1~~ Counterpart Execution

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission, email (including by PDF) or other form of electronic transmission shall be as effective as delivery of a manually executed copy of this Indenture by such party.

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16.2	~~15.2~~ Formal Date

For the purpose of convenience, this Indenture may be referred to as bearing formal date of ~~April 14, 2010,~~December [●], 2015, irrespective of the actual date of execution thereof.

IN WITNESS WHEREOF the parties hereto have executed this Indenture and the hands of their proper officers in that behalf.

CAPITAL POWER ~~L.P., by its general partner, CAPITAL POWER GP HOLDINGS INC.~~CORPORATION
By:	~~“Stuart Lee”~~[●]
~~Stuart Lee~~[●]
~~Senior Vice President and Chief Financial Officer~~[●]

By:	“~~John Patterson~~[●]”
~~John Patterson~~[●]
~~Vice President and Treasurer~~[●]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“~~Trisha Beaton~~[●]”
Authorized Signatory

By:	“~~Karen Biscope~~[●]”
Authorized Signatory

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SCHEDULE A

“This Note is a Global Note within the meaning of the Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Capital Power ~~L.P.~~Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

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SCHEDULE B

CPLP Guarantee

CAPITAL POWER L.P.

GUARANTEE

MADE AS OF [●], 2015

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TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Headings	2
1.3	Number; Persons; including	2

ARTICLE 2 GUARANTEE		2

2.1	Guarantee of Guaranteed Obligations	2
2.2	Indemnity	2
2.3	Guarantor as Principal Obligor	2
2.4	Guarantee Absolute and Unconditional	3

ARTICLE 3 DEALINGS WITH THE OBLIGORS AND OTHERS		4

3.1	No Release	4
3.2	No Exhaustion of Remedies	4
3.3	Evidence of Guaranteed Obligations	4
3.4	No Set-off	4

ARTICLE 4 CONTINUING GUARANTEE		4

4.1	Continuing Guarantee	4
4.2	Revival of Indebtedness; Reinstatement	4

ARTICLE 5 DEMAND FOR PAYMENT		5

5.1	Demand for Payment; Stay of Acceleration	5

ARTICLE 6 SUBROGATION		5

6.1	Subrogation	5
6.2	Release of Guarantor	5

ARTICLE 7 POSTPONEMENT		6

7.1	Postponement	6

ARTICLE 8 GENERAL		6

8.1	Waiver of Notices	6
8.2	Benefit of the Guarantee	6
8.3	No Waiver; Remedies	6
8.4	Severability	6
8.5	Amendments and Waivers	6
8.6	Notices	7
8.7	Successors and Assigns	7
8.8	Time of Essence	7
8.9	Financial Condition of the Issuer	7
8.10	Acknowledgement of Documentation	7

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8.11	Entire Agreement	7
8.12	Governing Law	7
8.13	Attornment	7

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GUARANTEE

THIS GUARANTEE is made as of [●], 2015

Between:

CAPITAL POWER L.P., a limited partnership established under the laws of Ontario (the “Guarantor”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA in its capacity as trustee under the Indenture and its successors and permitted assigns in such capacity (the “Trustee”)

WHEREAS the Guarantor is a Subsidiary of the Issuer;

AND WHEREAS the Trustee has entered into the Indenture with the Issuer providing for the issuance by the Issuer from time to time of Notes, under which Indenture the Guarantor is required to enter into this Guarantee;

AND WHEREAS the Guarantor will derive significant benefit from the issuance of such Notes by the Issuer;

AND WHEREAS the Guarantor has agreed to guarantee the payment and performance by the Issuer of the Guaranteed Obligations;

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor hereby covenants and agrees with the Trustee (on its own behalf and on behalf of the Noteholders from time to time) as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means (a) the Trustee and the Noteholders from time to time under the Indenture and the Notes, and (b) in each case, their respective transferees, successors and assigns pursuant to the Indenture.

“Guarantee” means this guarantee, as amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Guaranteed Obligations” means the obligations of the Issuer from time to time incurred or that it may from time to time incur under or in connection with or relating to the Indenture and the Notes in effect from time to time including, without limitation, obligations for the payment of principal of (and Premium, if any), interest, fees, indemnities or any other payment obligations on each series of Notes when due and payable, and all other amounts due or to become due under or in connection with the Indenture, each series of Notes, each Supplemental Indenture and the performance of all other obligations to the Trustee and the Noteholders under the Indenture, each Supplemental Indenture and such Notes, according to the terms hereof and thereof.

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“Indenture” means the trust indenture between the Issuer and the Trustee dated as of December [●], 2015, providing for the issue by the Issuer from time to time of the Notes, together with each Supplemental Indenture that may be entered into from time to time, as the same may be modified, amended supplemented, restated and replaced from time to time.

“Issuer” means Capital Power Corporation, a corporation incorporated under the federal laws of Canada, having its head office in Edmonton, Alberta, and includes its successors.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Indenture.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; Persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

ARTICLE 2
GUARANTEE

2.1	Guarantee of Guaranteed Obligations

The Guarantor hereby unconditionally and irrevocably guarantees to the Beneficiaries the payment and performance of all of the Guaranteed Obligations. This Guarantee will be a general unsecured senior obligation of the Guarantor, will rank equal in right of payment with any existing and future senior unsecured indebtedness of the Guarantor and will rank senior in right of payment to any future subordinated indebtedness of the Guarantor.

2.2	Indemnity

If any or all of the Guaranteed Obligations are not duly paid or performed by the Issuer and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of the Issuer to pay and perform such Guaranteed Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Guaranteed Obligations are not duly paid or performed by the Issuer and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations shall, as a separate and distinct obligation, be recoverable by the Beneficiaries from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Beneficiaries forthwith after demand therefore as provided herein.

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2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute and, without limiting the generality of the foregoing, shall not be released, discharged, limited or otherwise affected by:

(a)	any lack of validity or enforceability of the Indenture or the Notes with respect to the Issuer or any agreement or instrument relating thereto;

(b)	any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from the Indenture, including any increase in the Guaranteed Obligations resulting from the issuance of additional Notes or the extension of additional credit to the Issuer or otherwise;

(c)	the failure to give notice to the Guarantor of the occurrence of a Default or an Event of Default under the provisions of the Indenture or the Notes;

(d)	any failure, omission, delay by or inability on the part of the Trustee or the Noteholders to assert or exercise any right, power or remedy conferred on the Trustee or the Noteholders in the Indenture or the Notes;

(e)	any change in the corporate structure or other legal structure, or termination, dissolution, amalgamation, consolidation or merger of the Issuer or the Guarantor with or into any other Person, the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of the Issuer or the Guarantor, the marshalling of the assets and liabilities of the Issuer or the Guarantor, the receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with the creditors, or readjustment of, or other similar proceedings affecting the Issuer or the Guarantor, or any of the assets of any of them;

(f)	the assignment of any right, title or interest of the Trustee or any Noteholder in this Indenture or the Notes to any other Person; or

(g)	any other event or circumstance (including any statute of limitations), whether foreseen or unforeseen and whether similar or dissimilar to any of the foregoing, that might otherwise constitute a defence available to, or a discharge of, the Issuer or the Guarantor, other than payment in full of the Guaranteed Obligations of the Issuer; it being the intent of the Guarantor that its obligations hereunder shall not be discharged except by payment and performance of all such Guaranteed Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against the Issuer for reimbursement or any other right or remedy of the Guarantor.

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ARTICLE 3
DEALINGS WITH THE OBLIGORS AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to the Issuer;

(b)	accept compromises from the Issuer;

(c)	apply all money at any time received from the Issuer upon such part of the Guaranteed Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(d)	otherwise deal with the Issuer and all other Persons as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against the Issuer or other Persons or take any other action (other than to make demand pursuant to Article 5) before the Beneficiaries shall be entitled to demand, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Guaranteed Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and the Issuer shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that either the Issuer or the Guarantor may have against one or more of the Beneficiaries.

ARTICLE 4
CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Guaranteed Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer), all as though such payment had not been made.

4.2	Revival of Indebtedness; Reinstatement

If at any time, all or any part of any payment previously received by the Beneficiaries and applied to any Guaranteed Obligation must be rescinded or returned by the Beneficiaries for any reason whatsoever (including the insolvency, bankruptcy or reorganization of the Issuer), such Guaranteed Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded or returned, be deemed to have continued in existence, notwithstanding such application by the Beneficiaries, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Guaranteed Obligation as though such application by the Beneficiaries had not been made.

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ARTICLE 5
DEMAND FOR PAYMENT

5.1	Demand for Payment; Stay of Acceleration

The maturity of the Guaranteed Obligations guaranteed hereby may be accelerated as provided in Article 7 of the Indenture for the purposes of this Guarantee. Notwithstanding any stay preventing the acceleration of the time for payment of any amount payable by the Issuer in respect of the Guaranteed Obligations upon the insolvency, bankruptcy, arrangement or reorganization of the Issuer or any moratorium affecting the payment of the Guaranteed Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Beneficiaries.

ARTICLE 6
SUBROGATION

6.1	Subrogation

(a)	Until all the Guaranteed Obligations have been irrevocably paid in full in cash, the Guarantor shall have no right of subrogation to, and waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against the Issuer in respect of the Guaranteed Obligations.

(b)	If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee and (ii) the Guaranteed Obligations are performed and irrevocably paid in full, then the Beneficiaries will, at the Guarantor’s request, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the Guaranteed Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

6.2	Release of Guarantor

(a)	The Guarantor will be automatically and unconditionally released and discharged from its obligations under this Guarantee upon satisfaction of the conditions to such release and discharge set out in Section 14.3 of the Indenture or otherwise as provided in the Indenture, without any further action required upon the part of such Guarantor, the Issuer, the Trustee or any Noteholder.

(b)	The Trustee shall, if so requested by the Issuer or the Guarantor after the Guarantor has satisfied the conditions to release pursuant to Section 6.2(a) hereof, deliver to the Guarantor (with a copy to the Issuer) a release substantially in the form attached hereto as Appendix A and shall otherwise deliver such releases, documents and instruments to the Issuer and the Guarantor as the Issuer or the Guarantor may request to evidence the release and discharge of the Guarantor under this Guarantee, upon receipt by the Trustee of an Officer’s Certificate of the Issuer certifying that the conditions to release and discharge of the Guarantor have been met.

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ARTICLE 7
POSTPONEMENT

7.1	Postponement

Upon the occurrence and during the continuance of a Default or Event of Default, all debts, liabilities and obligations, present and future of the Issuer to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Guaranteed Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of a Default or Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Guaranteed Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 8
GENERAL

8.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, notice of acceptance and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

8.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

8.3	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

8.4	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

8.5	Amendments and Waivers

Any provision of this Guarantee may be amended, waived or a consent given in respect thereof in accordance with Article 10 of the Indenture (or otherwise in accordance with the terms of the Indenture). Any waiver and any consent by the Trustee on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Trustee. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

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8.6	Notices

Any demand, notice or other communication to be given in connection with this Guarantee shall be given in such manner as is set forth in the Indenture, with notice to the Guarantor being provided to the same address as notice for the Issuer as provided for in the Indenture

8.7	Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns.

8.8	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

8.9	Financial Condition of the Issuer

The Guarantor is fully aware of the financial condition of the Issuer. The Guarantor assumes all responsibility for being and keeping itself informed of the Issuer’s financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of the Guaranteed Obligations and the nature, scope and extent of the risks which Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise Guarantor of information known to any of them regarding such circumstances or risks.

8.10	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the Indenture and all of the terms and conditions thereof.

8.11	Entire Agreement

This Guarantee, the Indenture and the Notes constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

8.12	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

8.13	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee.

[The remainder of this page has been intentionally left blank]

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IN WITNESS WHEREOF the Guarantor has executed this Guarantee on the date first written above.

CAPITAL POWER L.P., by its general partner CAPITAL POWER GP HOLDINGS INC.

Per:
Name: Title:

Per:
Name: Title:

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APPENDIX A

TO THE NOTE GUARANTEE

FORM OF RELEASE

RELEASE OF GUARANTEE

THIS RELEASE (the “Release”) dated as of [●] among Capital Power Corporation (the “Issuer”), Capital Power L.P. (the “Guaranteeing Subsidiary”) and Computershare Trust Company of Canada, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture (as amended, restated, supplemented and replaced from time to time, the “Indenture”) dated as of [●], 2015 providing for the issuance from time to time by the Issuer of Notes;

AND WHEREAS pursuant to Section 14.1 of the Indenture, the Guaranteeing Subsidiary has heretofore executed and delivered to the Trustee a Guarantee dated [●], 2015, under which the Guaranteeing Subsidiary guaranteed all of the Issuer’s obligations under the Notes and the Indenture (the “Guarantee”);

AND WHEREAS pursuant to Section 14.3 of the Indenture, the Trustee is required to execute such releases and instruments as the Issuer or the Guaranteeing Subsidiary may request to evidence the termination of the Guarantee with respect to the Guaranteeing Subsidiary if the conditions to release of the Guarantee in Section 14.3 of the Indenture or otherwise pursuant to the Indenture are met, without further obligation by the Guaranteeing Subsidiary;

AND WHEREAS the conditions to release of the Guarantee in respect of the Guaranteeing Subsidiary in Section 14.3 of the Indenture have been met.

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Trustee (on its own behalf and on behalf of the Noteholders from time to time), the Guaranteeing Subsidiary and the Issuer mutually covenant and agree as follows:

1.	Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.	Release of Guaranteeing Subsidiary. The Guaranteeing Subsidiary is hereby fully and irrevocably released from its liabilities and obligations under the Guarantee effective as of the date hereof.

3.	Governing Law. This Release shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

4.	Counterparts. This Release may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Release by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Release by such party.

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5.	Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

6.	The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Release.

IN WITNESS WHEREOF, the parties hereto have caused this Release to be duly executed and attested, all as of the date first above written.

Dated: [●]

CAPITAL POWER L.P., by its general partner CAPITAL POWER GP HOLDINGS INC.

Per:
Name: Title:

CAPITAL POWER CORPORATION

Per:
Name: Title:

ACKNOWLEDGED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Name: Title:

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~~THIRD~~FIRST SUPPLEMENTAL TRUST INDENTURE

This ~~Third~~First Supplemental Trust Indenture is entered into as of the ~~21st~~[●] day of ~~February, 2012~~December, 2015 between:

CAPITAL POWER ~~L.P., a limited partnership~~

~~established~~CORPORATION, a corporation incorporated under the federal laws of ~~the Province of Ontario~~Canada and having its head office in the City of Edmonton, in the Province of Alberta (hereinafter called the “Issuer”)

- and -

CAPITAL POWER L.P., a limited partnership established under the laws of Ontario and having its head office in the City of Edmonton, Alberta (“CPLP”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal ~~the~~ laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trustee”)

WITNESSETH THAT:

WHEREAS the Issuer and the Trustee entered into a trust indenture (the “Indenture”) dated ~~April 14, 2010~~December [●], 2015 to provide for the creation and issuance of senior unsecured medium term notes;

AND WHEREAS Section 13.1 of the Indenture provides that the Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Issuer ~~and the Trustee entered into a supplemental indenture to the Indenture dated November 16, 2010 to give effect to the issuance of 5.276% senior unsecured medium term notes due November 16, 2020 (Series 1);~~

~~AND WHEREAS the Issuer and the Trustee entered into a supplemental indenture to the Indenture dated April 18, 2011 to give effect to the issuance of 4.60% senior unsecured medium term notes due December 1, 2015 (Series 2);AND WHEREAS the Issuer~~ has determined to create and issue a ~~third~~first Series of Notes to be designated as 4.85% senior unsecured medium term notes due February 21, 2019 (Series ~~3~~1) (the “Series ~~3~~1 Notes”) and to enter into this ~~third~~first supplemental trust indenture (the “Supplemental Indenture”) with the Trustee to provide for such creation and issuance of the Series ~~3~~1 Notes;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Issuer, and to make the Series ~~3~~1 Notes, when certified by the Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Issuer with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

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AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as set forth below.

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms not defined herein shall have the meanings given to them in the Indenture. The following terms shall have the respective meanings set forth below:

“Accrued Interest” means any accrued and unpaid interest on the CPLP 2019 Notes from and after the last interest payment date for such CPLP 2019 Notes up to but excluding the date hereof.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (1) the occurrence of a Change of Control, or (2) public notice of the occurrence of a Change of Control or the intention by the Issuer ~~or Capital Power Corporation~~ to effect a Change of Control, the Series ~~3~~1 Notes are rated below an Investment Grade Rating by each of the Rating Agencies if there are less than three Rating Agencies or by at least two out of three of the Rating Agencies if there are three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result of, in whole or in part, any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings downgrade). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Series ~~3~~1 Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Series ~~3~~1 Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event (assuming for this purpose that a Change of Control has occurred) should one or more of the Rating Agencies that have placed the Series ~~3~~1 Notes on publicly announced consideration for possible downgrade subsequently downgrade the Series ~~3~~1 Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Series ~~3~~1 Notes are not subject to consideration for a possible downgrade, and have not downgraded the Series ~~3~~1 Notes, to below an Investment Grade Rating.

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“Canada Yield Price” shall mean a price equal to the price of the Series ~~3~~1 Notes calculated to provide a yield to maturity, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by the Issuer of a notice of redemption pursuant to Section 5.3 of the Indenture, plus 0.785%.

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of ~~Capital Power Corporation or~~ the Issuer and ~~their respective~~its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than~~,~~ in the case of such a sale, transfer, conveyance or other disposition by the Issuer or its subsidiaries~~, to the Issuer or its subsidiaries, and in the case of such a sale, transfer, conveyance or other disposition by Capital Power Corporation or its subsidiaries, to Capital Power Corporation~~ to the Issuer or its subsidiaries; or (b~~) a change in the general partner of the Issuer (unless such new general partner is an Affiliate of Capital Power Corporation (including its successors) or EPCOR Utilities Inc. (including its successors)); or (c~~) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities ~~of Capital Power Corporation or the general partner~~ of the Issuer to which are attached 50% or more of the votes that may be cast to elect directors thereof ~~(but excluding for greater certainty any such transaction that results in Capital Power Corporation (including its successors), EPCOR Utilities Inc. (including its successors) or their respective Affiliates becoming such beneficial owner)~~.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“CPLP 2019 Notes” means the 4.85% Medium Term Notes due February 21, 2019 (Series 3) issued by CPLP pursuant to the CPLP Indenture.

“CPLP Indenture” means the trust indenture dated as of April 14, 2010 between CPLP and Computershare Trust Company of Canada as trustee thereunder, as supplemented and amended by a first supplemental trust indenture dated November 16, 2010, a second supplemental trust indenture dated April 18, 2011 and a third supplemental trust indenture dated February 21, 2012, and as may be further supplemented and amended from time to time.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity of the Series ~~3~~1 Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer.

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“Investment Grade Rating” means (i) in respect of DBRS, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of DBRS); (ii) in respect of S&P, a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P); and (iii) in respect of any Rating Agency other than DBRS or S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

“Rating Agencies” means each of DBRS and S&P and, if a rating of the Series ~~3~~1 Notes is obtained from an additional “~~approved~~designated rating organization” (as defined in National Instrument 44-101 ~~—~~- Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) other than DBRS or S&P, shall also include the first such additional approved rating organization (the “Additional Rating Agency”), if any, that assigns a rating to the Series ~~3~~1 Notes, as long as, in each case, such entity has not ceased to assign a rating to the Series ~~3~~1 Notes or failed to make a rating assigned to the Series ~~3~~1 Notes publicly available for reasons outside of the Issuer’s control; provided that if either DBRS or S&P or the Additional Rating Agency ceases to assign a rating to the Series ~~3~~1 Notes or fails to make a rating assigned to the Series ~~3~~1 Notes publicly available for reasons outside of the Issuer’s control, the Issuer may select any other “~~approved~~designated rating organization” (as defined in National Instrument 44-101 ~~—~~- Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) as a replacement rating organization for one or more of DBRS, S&P or the Additional Rating Agency, as the case may be, and provided further that the Issuer shall maintain a rating of the Series ~~3~~1 Notes with at least one Rating Agency at all times.

“Redemption Price” means with respect to the Series ~~3~~1 Notes to be redeemed, the greater of (i) the Canada Yield Price, and (ii) par, together in each such case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“S&P” means Standard & Poor’s, a division of McGraw-Hill, Inc., and its successors.

(b)	In this Supplemental Indenture, all references to Articles, Sections and Schedules refer, unless otherwise specified, to articles, sections and schedules of or to this Supplemental Indenture.

1.2	Amendments to Indenture

This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series ~~3~~1 Notes as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Series ~~3~~1 Notes, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Supplemental Indenture and the provisions of the Indenture, the provisions of this Supplemental Indenture shall prevail.

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ARTICLE 2

THE SERIES ~~3~~1 NOTES

2.1	Creation and Designation

There is hereby authorized to be issued under the Indenture a Series of Notes designated as 4.85% senior unsecured medium term notes due February 21, 2019 (Series ~~3~~1). The Series ~~3~~1 Notes shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture.

2.2	Form and Terms of Series ~~3~~1 Notes

(a)	The Series ~~3~~1 Notes authorized for issue are limited to an aggregate principal amount of $250,000,000 and shall be designated 4.85% senior unsecured medium term notes due February 21, 2019 (Series ~~3~~1).

(b)	The Series ~~3~~1 Notes shall mature on February 21, 2019.

(c)	The Series ~~3~~1 Notes bear interest from the date of issue at the rate of 4.85% per annum, payable semi-annually in arrears on February 21 and August 21 in each year (each, an “Interest Payment Date”) commencing ~~August~~February 21, ~~2012,~~2016, in an amount equal to $24.25 per $1,000 principal amount (in each case less any tax required by law to be deducted). The first interest payment on ~~August~~February 21, ~~2012~~2016 shall be in respect of Series ~~3~~1 Notes issued on the date hereof (and shall be in the amount of $24.25 per $1,000 principal amount which, for clarity, includes the amount of Accrued Interest) and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series ~~3~~1 Notes or the earlier Redemption Date of the Series ~~3~~1 Notes), subject as herein provided, to fall due on February 21, 2019 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period.

(d)	The Series ~~3~~1 Notes will be redeemable at the option of the Issuer, in whole at any time, or in part from time to time, in accordance with the terms of Article 5 of the Indenture, at a price equal to the Redemption Price.

(e)	The Series ~~3~~1 Notes shall be issued in denominations of $1,000 and integral multiples of $1,000. Each certificate representing the Series ~~3~~1 Notes and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by any two Officers ~~of the General Partner, on behalf~~ of the Issuer~~,~~ executing such Series ~~3~~1 Note in accordance with Section 2.6 of the Indenture, as conclusively evidenced by their execution thereof. Each certificate representing the Series ~~3~~1 Notes shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, the certificate representing the Series ~~3~~1 Notes may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors ~~of the General Partner, on behalf~~ of the Issuer~~,~~ or as specified in an Officers’ Certificate. The certificate representing the Series ~~3~~1 Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

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The Series ~~3~~1 Notes shall be issued as a Global Note and the Global Note will be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Series ~~3~~1 Notes except as provided in Section 2.5 of the Indenture. A Global Note may be exchanged for Series ~~3~~1 Notes in registered form that are not Global Notes, or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof as provided in Section 2.5 of the Indenture.

(f)	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the Series ~~3~~1 Notes pursuant to Section 2.2(d) hereof and Article 5 of the Indenture and subject to the provisions and conditions of this Section 2.2(f), the Issuer shall make an offer to each holder of Series ~~3~~1 Notes to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) such holder’s Series ~~3~~1 Notes as described below. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the date upon which a Change of Control Triggering Event shall have occurred, the Issuer shall deliver to each holder of Series ~~3~~1 Notes in accordance with Section 11.2 of the Indenture, with a copy to the Trustee, a notice (a “Change of Control Notice”) stating that there has been a Change of Control Triggering Event and specifying the circumstances surrounding such event together with an offer in writing (the “Change of Control Offer”) to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) the then outstanding Series ~~3~~1 Notes at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), on the date (the “Change of Control Payment Date”) specified in the Change of Control Notice, which date must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law.

(ii)	The Issuer shall comply with the requirements of any applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of the Series ~~3~~1 Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control Offer provisions herein, the Issuer shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions herein by virtue of such conflicts.

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(iii)	Holders of Series ~~3~~1 Notes electing to have Series ~~3~~1 Notes purchased pursuant to a Change of Control Offer will be required to surrender their Series ~~3~~1 Notes to the Trustee at the address specified in the Change of Control Notice, or transfer their Series ~~3~~1 Notes to the Trustee by book-entry transfer pursuant to the applicable procedures of the Trustee, prior to the close of business on the third business day prior to the Change of Control Payment Date.

(iv)	On the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(A)	accept for payment all Series ~~3~~1 Notes or portions of Series ~~3~~1 Notes properly tendered pursuant to the Change of Control Offer in accordance with Section 2.2(f)(iii);

(B)	deposit with the Trustee or any paying agent an amount equal to the Change of Control Payment in respect of all Series ~~3~~1 Notes or portions of Series ~~3~~1 Notes properly tendered in accordance with Section 2.2(f)(iii); and

(C)	deliver or cause to be delivered to the Trustee the Series ~~3~~1 Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Series ~~3~~1 Notes or portions of Series ~~3~~1 Notes being purchased by the Issuer.

(v)	From the amounts deposited with the Trustee or paying agent pursuant to Section 2.2(f)(iv)(B), the Trustee or paying agent, as applicable, shall promptly pay or cause to be paid to each holder of Series ~~3~~1 Notes who properly tendered Series ~~3~~1 Notes pursuant to the Change of Control Offer, the Change of Control Payment for such Series ~~3~~1 Notes.

(vi)	In the event that one or more of such Series ~~3~~1 Notes being purchased in accordance with this Section 2.2(f) becomes subject to purchase in part only, upon surrender of such Series ~~3~~1 Notes for payment of the Change of Control Payment, the Issuer shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Series ~~3~~1 Notes for the portion of the principal amount of the Series ~~3~~1 Notes not purchased.

(vii)	Series ~~3~~1 Notes for which holders have accepted the Change of Control Offer in accordance with this Section 2.2(f) shall become due and payable for the Change of Control Payment on the Change of Control Payment Date, in the same manner and with the same effect as if it were the date of maturity specified in such Series ~~3~~1 Notes, anything therein, in the Indenture or herein to the contrary notwithstanding, and from and after such Change of Control Payment Date, if the money necessary to purchase the Series ~~3~~1 Notes shall have been deposited as provided in this Section 2.2(f) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Series ~~3~~1 Notes shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

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(viii)	Subject to Section 2.2(f)(vi) above concerning Series ~~3~~1 Notes purchased in part, all Series ~~3~~1 Notes purchased under this Section 2.2(f) shall forthwith be delivered to the Trustee and cancelled and no Series ~~3~~1 Notes shall be issued in substitution therefor.

(ix)	The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Issuer in connection with a Change of Control Triggering Event, and such third party purchases all Series ~~3~~1 Notes properly tendered and not withdrawn under its offer.

(g)	The Trustee shall be provided with the documents and instruments referred to in Sections 4.1(a), (b) and (c) of the Indenture with respect to the Series ~~3~~1 Notes prior to the issuance of the Series ~~3~~1 Notes.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Affirmation of CPLP Guarantee

CPLP hereby affirms its obligations under the CPLP Guarantee in respect of the Series 1 Notes as and from the date hereof.

3.2	~~3.1~~ Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.3	~~3.2~~ Acceptance of Trusts

The Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.4	~~3.3~~ Governing Law

This Supplemental Indenture and the Series ~~3~~1 Notes shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as Alberta contracts.

3.5	~~3.4~~ Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Supplemental Indenture and carry out its provisions.

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3.6	~~3.5~~ Counterparts and Formal Date

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of ~~February 21, 2012.~~December [●], 2015.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

CAPITAL POWER CORPORATION

By:	(signed) [●]
Name: [●]
Title: [●]

By:	(signed) [●]
Name: [●]
Title: [●]

CAPITAL POWER L.P., by its general partner, CAPITAL POWER GP HOLDINGS INC.

By:	(signed) ~~Stuart Lee~~[●]
~~Name: Stuart Lee~~
~~Title: Senior Vice President and Chief Financial Officer~~

~~By:~~	~~(signed) James Oosterbaan~~
~~Name: James Oosterbaan~~Name: [●]
~~Title: Senior Vice President~~Title: [●]

By:	(signed) [●]
Name: [●]
Title: [●]

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COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) ~~Laura Leong~~[●]
Name: [●]
Title: [●]

By:	(signed) [●]
~~Name: Laura Leong~~Name: [●]
~~Title: Corporate Trust Officer~~Title: [●]

~~By:~~	~~(signed) Nazim Nathoo~~
~~Name: Nazim Nathoo~~
~~Title: Corporate Trust Officer~~

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SCHEDULE “A”

This Note is a Global Note within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Capital Power ~~L.P.~~Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

No. 1	CUSIP/ISIN: ~~14043ZAC6~~[●]/~~CA 14043ZAC64~~[●]

$~~250,000,000~~[●]

CAPITAL POWER ~~L.P.~~CORPORATION

(A ~~limited partnership established~~corporation incorporated under the federal laws of ~~Ontario~~Canada)

4.85% SENIOR UNSECURED MEDIUM TERM NOTE

DUE FEBRUARY 21, 2019 (SERIES ~~3~~1)

CAPITAL POWER ~~L.P.~~CORPORATION (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Original Indenture”) dated as of ~~April 14, 2010~~December [●], 2015 between the Issuer and Computershare Trust Company of Canada (the “Trustee”), as amended by a ~~third~~first supplemental trust indenture (the “~~Third~~First Supplemental Trust Indenture”) dated as of ~~February 21, 2012~~December [●], 2015 (the Original Indenture as supplemented by the ~~Third~~First Supplemental Trust Indenture being referred to as the “Indenture”) between the Issuer and the Trustee, promises to pay to the registered holder hereof on February 21, 2019 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of ~~Two Hundred and Fifty Million Dollars ($250,000,000~~[●] ($[●]) in lawful money of Canada on presentation and surrender of this 4.85% senior unsecured medium term note due February 21, 2019 (Series ~~3~~1) (the “Series ~~3~~1 Notes”) at the principal office of the Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. The Series ~~3~~1 Notes shall, subject as herein provided, bear interest on the principal amount hereof from ~~February 21, 2012,~~December [●], 2015, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 4.85% per annum, in like money, payable semi-annually in arrears on February 21 and August 21 in each year commencing on ~~August~~February 21, ~~2012~~2016 in an amount equal to $24.25 per $1,000 principal amount (in each case less any tax required by law to be deducted). The first interest payment on February 21, 2016 shall be in the amount of $24.25 per $1,000 principal amount which, for clarity, includes the amount of Accrued Interest. The last interest payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier Redemption Date) will fall due on the Maturity Date or earlier Redemption Date and, should the Issuer at any time make default in the payment of any principal or interest, the Issuer shall pay interest on the amount in default at the same rate, in like money and on the same dates on which interest is otherwise payable.

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Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series ~~3~~1 Note.

This Series ~~3~~1 Note is one of the Notes of the Issuer issued or issuable in one or more series under the provisions of the Original Indenture. The Series ~~3~~1 Notes authorized for issue are limited to an aggregate principal amount of $250,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series ~~3~~1 Notes are or are to be issued and held and the rights and remedies of the holders of the Series ~~3~~1 Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series ~~3~~1 Note by acceptance hereof assents.

The Series ~~3~~1 Notes are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The Series ~~3~~1 Notes will be redeemable at the option of the Issuer, in whole at any time, or in part from time to time, in accordance with the terms of Article 5 of the Original Indenture, at a price equal to the Redemption Price.

Upon the occurrence of a Change of Control Triggering Event, the Issuer is required to make an offer to purchase all, or any part, of the Series ~~3~~1 Notes at a price equal to 101% of the principal amount of such Series ~~3~~1 Notes plus accrued and unpaid interest up to, but excluding, the date the Series ~~3~~1 Notes are so repurchased.

The indebtedness evidenced by this Series ~~3~~1 Note, and by all other Series ~~3~~1 Notes now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Issuer, and ranks equally and ~~pani~~pari passu with each other and with Notes of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different series of Notes and other similar types of obligations, of the Issuer.

This Series 1 Note has been unconditionally guaranteed as to the payment of principal, interest, Premium, if any, and other amounts due or owing hereunder by each Note Guarantor.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money to any holder of Series ~~3~~1 Notes will be reduced by the amount of applicable withholding tax, if any. The Original Indenture contains provisions making binding upon all holders of Notes outstanding thereunder (or in certain circumstances specific series of Notes) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Notes outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series ~~3~~1 Notes or the Indenture.

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This Series ~~3~~1 Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Series ~~3~~1 Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series ~~3~~1 Note for cancellation. Thereupon a new Series ~~3~~1 Note or Series ~~3~~1 Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series ~~3~~1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Series ~~3~~1 Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Series ~~3~~1 Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF CAPITAL POWER ~~L.P.~~CORPORATION has caused this Series ~~3~~1 Note to be signed by its authorized representatives as of the ~~●~~● day of~~●~~ ●.

CAPITAL POWER ~~L.P., by its general partner,~~
~~CAPITAL POWER GP HOLDINGS~~
~~INC.~~CORPORATION

By:
Name:
Title:

By:
~~Name:~~Name:
~~Title:~~ Title:

~~By:~~
~~Name:~~
~~Title:~~

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TRUSTEE’S CERTIFICATE

This Series ~~3~~1 Note is one of the 4.85% Senior Unsecured Medium Term Notes due February 21, 2019 (Series ~~3~~1) referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar
CDS & Co.

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~~FIRST~~SECOND SUPPLEMENTAL TRUST INDENTURE

This ~~First~~Second Supplemental Trust Indenture is entered into as of the ~~16th~~[●] day of ~~November, 2010~~December, 2015 between:

CAPITAL POWER ~~L.P., a limited partnership established~~CORPORATION, a corporation incorporated under the federal laws of ~~the Province of Ontario~~Canada and having its head office in the City of Edmonton, in the Province of Alberta (hereinafter called the “Issuer”)

- and –

CAPITAL POWER L.P., a limited partnership established under the laws of Ontario and having its head office in the City of Edmonton, Alberta (“CPLP”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal ~~the~~ laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trustee”)

WITNESSETH THAT:

WHEREAS the Issuer and the Trustee entered into a trust indenture (the “Indenture”) dated ~~April 14, 2010~~December [●], 2015 to provide for the creation and issuance of senior unsecured medium term notes;

AND WHEREAS Section 13.1 of the Indenture provides that the Trustee may enter into indentures supplemental to the Indenture;

AND WHEREAS the Issuer and the Trustee entered into a first supplemental trust indenture to the Indenture dated December [●], 2015 to give effect to the issuance of 4.85% senior unsecured medium term notes due February 21, 2019 (Series 1);

AND WHEREAS the Issuer has determined to create and issue ~~an initial~~a second Series of Notes to be designated as 5.276% senior unsecured medium term notes due November 16, 2020 (Series ~~1~~2) (the “Series ~~1~~2 Notes”) and to enter into this ~~first~~second supplemental trust indenture (the “Supplemental Indenture”) with the Trustee to provide for such creation and issuance of the Series ~~1~~2 Notes;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Issuer, and to make the Series ~~1~~2 Notes, when certified by the Trustee and issued as provided in the Indenture and this Supplemental Indenture, valid, binding and legal obligations of the Issuer with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

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AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE it is hereby covenanted, agreed and declared as set forth below.

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms not defined herein shall have the meanings given to them in the Indenture. The following terms shall have the respective meanings set forth below:

“Accrued Interest” means any accrued and unpaid interest on the CPLP 2020 Notes from and after the last interest payment date for such CPLP 2020 Notes up to but excluding the date hereof.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period (as defined below)) after the earlier of (1) the occurrence of a Change of Control, or (2) public notice of the occurrence of a Change of Control or the intention by the ~~Partnership or Capital Power Corporation~~Issuer to effect a Change of Control, the Series ~~1~~2 Notes are rated below an Investment Grade Rating by each of the Rating Agencies if there are less than three Rating Agencies or by at least two out of three of the Rating Agencies if there are three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result of, in whole or in part, any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings downgrade). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Series ~~1~~2 Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Series ~~1~~2 Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event (assuming for this purpose that a Change of Control has occurred) should one or more of the Rating Agencies that have placed the Series ~~1~~2 Notes on publicly announced consideration for possible downgrade subsequently downgrade the Series ~~1~~2 Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Series ~~1~~2 Notes are not subject to consideration for a possible downgrade, and have not downgraded the Series ~~1~~2 Notes, to below an Investment Grade Rating.

“Canada Yield Price” shall mean a price equal to the price of the Series ~~1~~2 Notes calculated to provide a yield to maturity, calculated in accordance with generally accepted Canadian financial practice, equal to the Government of Canada Yield calculated at 10:00 a.m. (Toronto time) on the Business Day preceding the date of the issuance by the ~~Partnership~~Issuer of a notice of redemption pursuant to Section 5.3 of the Indenture, plus 0.56%.

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“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation, arrangement or consolidation), in one or more series of related transactions, of all or substantially all of the property and assets of ~~Capital Power Corporation or~~ the ~~Partnership~~Issuer and ~~their respective~~its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction, other than~~,~~ in the case of such a sale, transfer, conveyance or other disposition by the ~~Partnership~~Issuer or its subsidiaries~~, to the Partnership or its subsidiaries, and in the case of such a sale, transfer, conveyance or other disposition by Capital Power Corporation or its subsidiaries, to Capital Power Corporation~~ to the Issuer or its subsidiaries; or (b~~) a change in the general partner of the Partnership (unless such new general partner is an Affiliate of Capital Power Corporation (including its successors) or EPCOR Utilities Inc. (including its successors)); or (c~~) the consummation of any transaction (including, without limitation, any merger, amalgamation, arrangement or consolidation) the result of which is that any person, or group of persons acting jointly or in concert for purposes of such transaction, becomes the beneficial owner, directly or indirectly, of securities of ~~Capital Power Corporation or the general partner of the Partnership~~the Issuer to which are attached 50% or more of the votes that may be cast to elect directors thereof ~~(but excluding for greater certainty any such transaction that results in Capital Power Corporation (including its successors), EPCOR Utilities Inc. (including its successors) or their respective Affiliates becoming such beneficial owner)~~.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“CPLP 2020 Notes” means the 5.276% Medium Term Notes due November 16, 2020 (Series 1) issued by CPLP pursuant to the CPLP Indenture.

“CPLP Indenture” means the trust indenture dated as of April 14, 2010 between CPLP and Computershare Trust Company of Canada as trustee thereunder, as supplemented and amended by a first supplemental trust indenture dated November 16, 2010, a second supplemental trust indenture dated April 18, 2011 and a third supplemental trust indenture dated February 21, 2012, and as may be further supplemented and amended from time to time.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to maturity of the Series ~~1~~2 Notes. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the ~~Partnership~~Issuer.

“Investment Grade Rating” means (i) in respect of DBRS, a rating equal to or higher than BBB(low) (or the equivalent of any successor rating category of DBRS); (ii) in respect of S&P, a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P); and (iii) in respect of any Rating Agency other than DBRS or S&P, if applicable, a rating by such Rating Agency in one of its generic rating categories that signifies investment grade.

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“Rating Agencies” means each of DBRS and S&P and, if a rating of the Series ~~1~~2 Notes is obtained from an additional “~~approved~~designated rating organization” (as defined in National Instrument 44-101 ~~—-~~- Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) other than DBRS or S&P, shall also include the first such additional approved rating organization (the “Additional Rating Agency”), if any, that assigns a rating to the Series ~~1~~2 Notes, as long as, in each case, such entity has not ceased to assign a rating to the Series ~~1~~2 Notes or failed to make a rating assigned to the Series ~~1~~2 Notes publicly available for reasons outside of the ~~Partnership’~~Issuer’s control; provided that if either DBRS or S&P or the Additional Rating Agency ceases to assign a rating to the Series ~~1~~2 Notes or fails to make a rating assigned to the Series 12 Notes publicly available for reasons outside of the ~~Partnership’~~Issuer’s control, the PartnershipIssuer may select any other “~~approved~~designated rating organization” (as defined in National Instrument 44-101 ~~—-~~- Short Form Prospectus Distributions of the Canadian Securities Administrators, for certainty as such reference may be amended from time to time) as a replacement rating organization for one or more of DBRS, S&P or the Additional Rating Agency, as the case may be, and provided further that the ~~Partnership~~Issuer shall maintain a rating of the Series ~~1~~2 Notes with at least one Rating Agency at all times.

“Redemption Price” means with respect to the Series ~~1~~2 Notes to be redeemed, the greater of (i) the Canada Yield Price, and (ii) par, together in each such case with accrued and unpaid interest to, but excluding, the date fixed for redemption.

“S&P” means Standard & Poor~~’~~’s, a division of McGraw-Hill, Inc., and its successors.

(b)	In this Supplemental Indenture, all references to Articles, Sections and Schedules refer, unless otherwise specified, to articles, sections and schedules of or to this Supplemental Indenture.

1.2	Amendments to Indenture

This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series ~~1~~2 Notes as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Series ~~1~~2 Notes, except as the Indenture is amended, ~~superceded~~superseded, modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Supplemental Indenture and the provisions of the Indenture, the provisions of this Supplemental Indenture shall prevail.

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ARTICLE 2
THE SERIES ~~1~~2 NOTES

2.1	Creation and Designation

There is hereby authorized to be issued under the Indenture a Series of Notes designated as 5.276% senior unsecured medium term notes due November 16, 2020 (Series ~~1~~2). The Series ~~1~~2 Notes shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture.

2.2	Form and Terms of Series ~~1~~2 Notes

(a)	The Series ~~1~~2 Notes authorized for issue are limited to an aggregate principal amount of $~~400,000,000~~300,000,000 and shall be designated ~~as~~ 5.276% senior unsecured medium term notes due November 16, 2020 (Series ~~1~~2).

(b)	The Series ~~1~~2 Notes shall mature on November 16, 2020.

(c)	The Series ~~1~~2 Notes bear interest from the date of issue at the rate of 5.276% per annum, payable ~~in equal~~ semi-~~annual payments~~annually in arrears on May 16 and November 16 in each year (each, an “Interest Payment Date”)~~, the first such payment to fall due~~ commencing May 16, 2016, in an amount equal to $26.38 per $1,000 principal amount (in each case less any tax required by law to be deducted). The first interest payment on May 16, ~~2011~~2016 shall be in respect of Series ~~1~~2 Notes issued on the date hereof (and shall be in the amount of $26.38 per $1,000 principal amount which, for clarity, includes the amount of Accrued Interest) and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series ~~1~~2 Notes or the earlier Redemption Date of the Series ~~1~~2 Notes), subject as herein provided, to fall due on November 16, 2020 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually~~. For certainty, subject to adjustment as herein provided, the first interest payment in respect of Series 1 Notes issued on the date hereof will include interest accrued from and including November 16, 2010 to, but excluding May 16, 2011, which will be equal to $26.38 for each $1,000 principal amount of the Series 1 Notes~~. Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period.

(d)	The Series ~~1~~2 Notes will be redeemable at the option of the Issuer, in whole at any time, or in part from time to time, in accordance with the terms of Article 5 of the Indenture, at a price equal to the Redemption Price.

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(e)	The Series ~~1~~2 Notes shall be issued in denominations of $1,000 and integral multiples of $1,000. Each certificate representing the Series ~~1~~2 Notes and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by any two Officers ~~of the General Partner, on behalf~~ of the Issuer~~,~~ executing such Series ~~1~~2 Note in accordance with Section 2.6 of the Indenture, as conclusively evidenced by their execution thereof. Each certificate representing the Series ~~1~~2 Notes shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, the certificate representing the Series ~~1~~2 Notes may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors ~~of the General Partner, on behalf~~ of the Issuer~~,~~ or as specified in an Officers’ Certificate. The certificate representing the Series ~~1~~2 Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Series ~~1~~2 Notes shall be issued as a Global Note and the Global Note will be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Series ~~1~~2 Notes except as provided in Section 2.5 of the Indenture. A Global Note may be exchanged for Series ~~1~~2 Notes in registered form that are not Global Notes, or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof as provided in Section 2.5 of the Indenture.

(f)	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the Series ~~1~~2 Notes pursuant to Section 2.2(d) hereof and Article 5 of the Indenture and subject to the provisions and conditions of this Section 2.2(f), the Issuer shall make an offer to each holder of Series ~~1~~2 Notes to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) such holder~~’~~’s Series ~~1~~2 Notes as described below. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the date upon which a Change of Control Triggering Event shall have occurred, the Issuer shall deliver to each holder of Series ~~1~~2 Notes in accordance with Section 11.2 of the Indenture, with a copy to the Trustee, a notice (a “Change of Control Notice”) stating that there has been a Change of Control Triggering Event and specifying the circumstances surrounding such event together with an offer in writing (the “Change of Control Offer”) to purchase all, or any part of (equal to $1,000 or an integral multiple thereof) the then outstanding Series ~~1~~2 Notes at a purchase price payable in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), on the date (the “Change of Control Payment Date”) specified in the Change of Control Notice, which date must be no earlier than 30 days nor later than 60 days from the date such notice is sent, other than as may be required by law.

(ii)	The Issuer shall comply with the requirements of any applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of the Series ~~1~~2 Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any applicable securities laws or regulations conflict with the Change of Control Offer provisions herein, the Issuer shall be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer provisions herein by virtue of such conflicts.

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(iii)	Holders of Series ~~1~~2 Notes electing to have Series ~~1~~2 Notes purchased pursuant to a Change of Control Offer will be required to surrender their Series ~~1~~2 Notes to the Trustee at the address specified in the Change of Control Notice, or transfer their Series ~~1~~2 Notes to the Trustee by book-entry transfer pursuant to the applicable procedures of the Trustee, prior to the close of business on the third business day prior to the Change of Control Payment Date.

(iv)	On the Change of Control Payment Date, the Issuer shall, to the extent lawful:

(A)	accept for payment all Series ~~1~~2 Notes or portions of Series ~~1~~2 Notes properly tendered pursuant to the Change of Control Offer in accordance with Section 2.2(f)(iii);

(B)	deposit with the Trustee or any paying agent an amount equal to the Change of Control Payment in respect of all Series ~~1~~2 Notes or portions of Series ~~1~~2 Notes properly tendered in accordance with Section 2.2(f)(iii); and

(C)	deliver or cause to be delivered to the Trustee the Series ~~1~~2 Notes properly accepted together with an Officers~~’~~’ Certificate stating the aggregate principal amount of Series ~~1~~2 Notes or portions of Series ~~1~~2 Notes being purchased by the Issuer.

(v)	From the amounts deposited with the Trustee or paying agent pursuant to Section 2.2(f)(iv)(B), the Trustee or paying agent, as applicable, shall promptly pay or cause to be paid to each holder of Series ~~1~~2 Notes who properly tendered Series ~~1~~2 Notes pursuant to the Change of Control Offer, the Change of Control Payment for such Series ~~1~~2 Notes.

(vi)	In the event that one or more of such Series ~~1~~2 Notes being purchased in accordance with this Section 2.2(f) becomes subject to purchase in part only, upon surrender of such Series ~~1~~2 Notes for payment of the Change of Control Payment, the Issuer shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Series ~~1~~2 Notes for the portion of the principal amount of the Series ~~1~~2 Notes not purchased.

(vii)	Series ~~1~~2 Notes for which holders have accepted the Change of Control Offer in accordance with this Section 2.2(f) shall become due and payable for the Change of Control Payment on the Change of Control Payment Date, in the same manner and with the same effect as if it were the date of maturity specified in such Series ~~1~~2 Notes, anything therein, in the Indenture or herein to the contrary notwithstanding, and from and after such Change of Control Payment Date, if the money necessary to purchase the Series ~~1~~2 Notes shall have been deposited as provided in this Section 2.2(f) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Series ~~1~~2 Notes shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

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(viii)	Subject to Section 2.2(f)(vi) above concerning Series ~~1~~2 Notes purchased in part, all Series ~~1~~2 Notes purchased under this Section 2.2(f) shall forthwith be delivered to the Trustee and cancelled and no Series ~~1~~2 Notes shall be issued in substitution therefor.

(ix)	The Issuer will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer that would be required to be made by the Issuer in connection with a Change of Control Triggering Event, and such third party purchases all Series ~~1~~2 Notes properly tendered and not withdrawn under its offer.

(g)	The Trustee shall be provided with the documents and instruments referred to in Sections 4.1(a), (b) and (c) of the Indenture with respect to the Series ~~1~~2 Notes prior to the issuance of the Series ~~1~~2 Notes.

ARTICLE 3
ADDITIONAL MATTERS

3.1	Affirmation of CPLP Guarantee

CPLP hereby affirms its obligations under the CPLP Guarantee in respect of the Series 2 Notes as and from the date hereof.

3.2	~~3.1~~ Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

3.3	~~3.2~~ Acceptance of Trusts

The Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.4	~~3.3~~ Governing Law

This Supplemental Indenture and the Series ~~1~~2 Notes shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as Alberta contracts.

C-101

3.5	~~3.4~~ Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Supplemental Indenture and carry out its provisions.

3.6	~~3.5~~ Counterparts and Formal Date

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of ~~November 16, 2010.~~December [●], 2015.

C-102

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

CAPITAL POWER CORPORATION

By:	(signed) [●]
Name: [●]
Title: [●]

By:	(signed) [●]
Name: [●]
Title: [●]

CAPITAL POWER L.P., by its general partner,
CAPITAL POWER GP HOLDINGS INC.

By:	(signed) ~~John Patterson~~[●]
~~Name: John Patterson~~Name: [●]
~~Title: Vice President & Treasurer~~Title: [●]

By:	(signed) ~~Stuart Lee~~[●]
~~Name: Stuart Lee~~Name: [●]
~~Title: Senior Vice President & CFO~~Title: [●]

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	(signed) ~~Trisha Beaton~~[●]
~~Name: John Patterson~~Name: [●]
~~Title: Vice President & Treasurer~~Title: [●]

By:	(signed) ~~Nazim Nathoo~~[●]
~~Name: Nazim Nathoo~~Name: [●]
~~Corporate Trust Officer~~Title: [●]

C-103

SCHEDULE “A”

This Note is a Global Note within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Capital Power ~~L.P.~~Corporation or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co., or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

No. ~~•~~1	CUSIP/ISIN: ~~14043ZAA0~~[●]/~~CA 14043ZAA09~~[●]

$~~•~~[●]

CAPITAL POWER ~~L.P.~~CORPORATION

(A ~~limited partnership established~~corporation incorporated under the federal laws of ~~Ontario~~Canada)

5.276% SENIOR UNSECURED MEDIUM TERM NOTE

DUE NOVEMBER 16, 2020 (SERIES ~~1~~2)

CAPITAL POWER ~~L.P.~~CORPORATION (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Original Indenture”) dated as of ~~April 14, 2010~~December [●], 2015 between the Issuer and Computershare Trust Company of Canada (the “Trustee”), as amended by a ~~first~~second supplemental trust indenture (the “~~First~~Second Supplemental Trust Indenture”) dated as of ~~November 16, 2010~~December [●], 2015 (the Original Indenture as supplemented by the ~~First~~Second Supplemental Trust Indenture being referred to as the “Indenture”) between the Issuer and the Trustee, promises to pay to the registered holder hereof on November 16, 2020 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [●] ($[●]) in lawful money of Canada on presentation and surrender of this 5.276% senior unsecured medium term note due November 16, 2020 (Series ~~1~~2) (the “Series ~~1~~2 Notes”) at the principal office of the Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture. The Series ~~1~~2 Notes shall, subject as herein provided, bear interest on the principal amount hereof from ~~November 16, 2010,~~December [●], 2015, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 5.276% per annum, in like money, payable semi-annually in arrears ~~in semi-annual instalments (less any tax required by law to be deducted)~~ on May 16 and November 16 in each year commencing on May 16, ~~2011 and the last~~2016 in an amount equal to $26.38 per $1,000 principal amount (in each case less any tax required by law to be deducted). The first interest payment on May 16, 2016 shall be in the amount of $26.38 per $1,000 principal amount which, for clarity, includes the amount of Accrued Interest. The last interest payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date or earlier Redemption Date) ~~to~~will fall due on the Maturity Date or earlier Redemption Date and, should the Issuer at any time make default in the payment of any principal or interest, ~~to~~the Issuer shall pay interest on the amount in default at the same rate, in like money and on the same dates on which interest is otherwise payable.

C-104

Interest payable for any period less than a full semi-annual period shall be computed on the basis of a 365 day year and the actual number of days elapsed in the period. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series ~~1~~2 Note.

This Series ~~1~~2 Note is one of the Notes of the Issuer issued or issuable in one or more series under the provisions of the Original Indenture. The Series ~~1~~2 Notes authorized for issue are limited to an aggregate principal amount of $~~400,000,000~~300,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series ~~1~~2 Notes are or are to be issued and held and the rights and remedies of the holders of the Series ~~1~~2 Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series ~~1~~2 Note by acceptance hereof assents.

The Series ~~1~~2 Notes are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

The Series ~~1~~2 Notes will be redeemable at the option of the Issuer, in whole at any time, or in part from time to time, in accordance with the terms of Article 5 of the Original Indenture, at a price equal to the Redemption Price.

Upon the occurrence of a Change of Control Triggering Event, the Issuer is required to make an offer to purchase all, or any part, of the Series ~~1~~2 Notes at a price equal to 101% of the principal amount of such Series ~~1~~2 Notes plus accrued and unpaid interest up to, but excluding, the date the Series ~~1~~2 Notes are so repurchased.

The indebtedness evidenced by this Series ~~1~~2 Note, and by all other Series ~~1~~2 Notes now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Issuer, and ranks equally and pari passu with each other and with Notes of every other series (regardless of their actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsubordinated and unsecured indebtedness of the Issuer, except as to sinking fund provisions applicable to different series of Notes and other similar types of obligations, of the Issuer.

This Series 1 Note has been unconditionally guaranteed as to the payment of principal, interest, Premium, if any, and other amounts due or owing hereunder by each Note Guarantor.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money to any holder of Series ~~1~~2 Notes will be reduced by the amount of applicable withholding tax, if any. The Original Indenture contains provisions making binding upon all holders of Notes outstanding thereunder (or in certain circumstances specific series of Notes) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Notes outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series ~~1~~2 Notes or the Indenture.

C-105

This Series ~~1~~2 Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the registers to be kept at the principal office of the Trustee in Calgary or Toronto and in such other place or places and/or by such other registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Series ~~1~~2 Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series ~~1~~2 Note for cancellation. Thereupon a new Series ~~1~~2 Note or Series ~~1~~2 Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series ~~1~~2 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Series ~~1~~2 Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Series ~~1~~2 Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF CAPITAL POWER ~~L.P.~~CORPORATION has caused this Series ~~1~~2 Note to be signed by its authorized representatives as of the ● day of ●.

CAPITAL POWER ~~L.P., by its general partner, CAPITAL POWER GP HOLDINGS INC.~~CORPORATION

By:
~~Name:~~ Name: ~~Title:~~ Title:

By:
~~Name:~~Name: ~~Title:~~ Title:

C-106

TRUSTEE’S CERTIFICATE

This Series ~~1~~2 Note is one of the 5.276% Senior Unsecured Medium Term Notes due November 16, 2020 (Series ~~1~~2) referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar
CDS & Co.

C-107

Any questions and requests for assistance may be directed to CPLP’s Information Agent:

Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-0507

Banks, Brokers and collect calls: 416-867-2272
Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com

A CPLP Noteholder may also contact the Solicitation Agent at its telephone number set forth below or such CPLP Noteholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Note Exchange Transaction

The Solicitation Agent for the Note Exchange Transaction is:

RBC Dominion Securities Inc.
2nd Floor, North Tower,
Royal Bank Plaza, 200 Bay Street
Toronto, ON M5J 2W7
Attention: Syndication
Telephone: (416) 842-6311

Attachment B

Registered noteholder proxy – MEETING
I/We appoint Tony Scozzafava, Vice President & Treasurer of Capital Power GP Holdings Inc. (“CPGPHI”), in its capacity as general partner of Capital Power L.P. (the “Partnership”), or, failing him, Darren Anderson, a representative of CPGPHI, or instead of the preceding, _________________________________ as my/our proxyholder with full power of substitution to attend, vote and act on my/our behalf in respect of all matters that may come before the meeting (the “Meeting”) of the holders of 4.85% Medium Term Notes, Series 3, due February 21, 2019 (CUSIP: 14043ZAC6) and 5.276% Medium Term Notes, Series 1, due November 16, 2020 (CUSIP: 14043ZAA0) (together, the “CPLP Notes”) of the Partnership, as a single class, to be held Tuesday, December 17, 2015, at 1:00 p.m. (Toronto time) and at any adjournment(s) or postponement(s) of the Meeting with the same powers as if I/we were present. Without limiting this appointment, the person named above is directed to vote the CPLP Notes represented by this proxy as follows:

1.	Approval of an extraordinary resolution, the full text of which is set forth as Exhibit A of the Partnership’s information circular dated November 19, 2015 (the “Circular”), to authorize the Partnership and the trustee for the CPLP Notes, Computershare Trust Company of Canada, at the Partnership’s option, to enter into a supplemental indenture amending the terms of the CPLP Indenture (as defined in the Circular), such that, in accordance with the steps described in the Circular, all issued and outstanding CPLP Notes would be exchanged for an equal principal amount of newly issued medium term notes of Capital Power Corporation having the terms, conditions and other attributes set forth in (A) the Capital Power Indenture (as defined in the Circular) and (B) Exhibit B to the Circular and benefiting from a guarantee to be provided by the Partnership.

For Against

☐ ☐

See instructions on the right side of this proxy form.

This proxy is solicited by management and must be received by Computershare Trust Company of Canada before noon (Toronto time) on Tuesday, December 15, 2015 (the “Proxy Cut-Off Time”). Please submit your proxy as directed. I/We revoke any proxy previously given with respect to the Meeting. Discretionary authority is hereby conferred by the undersigned on the persons herein named with respect to amendments, variations or additions to the matters identified in the notice of meeting including any amendments, variations or additions to the extraordinary resolution or other matters which may properly come before the Meeting or any adjournment or postponement thereof.

The Proxy Cut-Off Time may be waived or extended by the chair of the Meeting at his or her discretion without notice.

Dated this ______ day of _____________, 2015

Signature of Holder(s) of CPLP Notes

How to vote

BY PROXY

1.	Mail

•	Complete, sign and date this proxy form.
•	Detach and return it in the envelope provided to Computershare Trust Company of Canada: 100 University Avenue, 8th Floor Toronto, Ontario, M5J 2Y1

2.	Appointing another person or company to go to the Meeting for you

•	This person or company does not have to be a holder of CPLP Notes.
•	Strike out the two names printed on this proxy form and write the name of the person or company you are appointing as your proxyholder in the space provided.
•	Complete your voting instructions, sign and date this proxy form, and return it to Computershare Trust Company of Canada.

IN PERSON AT THE MEETING
•	If you are a registered noteholder, you do not need to complete or return this proxy form if you wish to vote in person at the Meeting.
•	Please bring the Meeting registration portion of this proxy form to the Meeting. You will need it to register for and enter the Meeting.

Contact Us

If you have any comments or questions please contact Kingsdale Shareholder Services, our information agent for the Meeting, at:

North American Toll Free: 1-866-581-0507
Collect Outside North America: 416-867-2272
Email: contactus@kingsdaleshareholder.com

Detach here.

Meeting registration card
Please detach this registration card and bring it to the Meeting with you.
Meeting of holders of Capital Power L.P. Medium Term Notes
Tuesday, December 17, 2015
1:00 p.m. (Toronto time)
At the Offices of Dentons Canada LLP
Suite 400 – 77 King Street West
Toronto, ON M5K 0A1

Detach here

Notes:

(i)	The CPLP Notes represented by this proxy will be voted in accordance with the instructions given in this proxy on any ballot that may be called for. If no choice is specified, the CPLP Notes will be voted “For” in respect of that item. To the extent permitted by law and subject to the voting instructions, this proxy confers authority to vote in the proxyholder’s discretion with respect to amendments, variations or additions to matters identified in the accompanying notice of meetings including any amendment, variation or addition to the text of the extraordinary resolution attached to the Circular and with respect to other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) of the Meeting. For more information on these matters, please refer to the Circular.

(ii)	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was sent to you.

(iii)	If you wish to appoint some other person or company (who does not have to be a holder of CPLP Notes) to represent you at the Meeting or at any adjournment(s) or postponement(s) of the Meeting, you may do so by striking out the two names printed on this proxy form and inserting the person’s or company’s name in the blank space provided on this form.

(iv)	If the CPLP Notes represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors) all owners should sign this proxy. If the holder of the CPLP Notes is a corporation, this proxy must be executed by a duly authorized officer or attorney.